     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1999
                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                              SILICON IMAGE, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          3674                  77-0517246
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                            ------------------------

                                 10131 BUBB RD.
                          CUPERTINO, CALIFORNIA 95014
                                 (408) 873-3111
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                         ------------------------------

                                  DAVID D. LEE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 10131 BUBB RD.
                          CUPERTINO, CALIFORNIA 95014
                                 (408) 873-3111
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

       DENNIS R. DEBROECK, ESQ.                     JOHN A. FORE, ESQ.
         SUSAN A. DUNN, ESQ.                     KATHLEEN B. BLOCH, ESQ.
       DAVID K. MICHAELS, ESQ.                    PAUL W. HARTZEL, ESQ.
         ANDREW Y. LUH, ESQ.               WILSON SONSINI GOODRICH & ROSATI PC
       PAMELA A. SERGEEFF, ESQ.                     650 PAGE MILL ROAD
          FENWICK & WEST LLP                       PALO ALTO, CA 94304
         TWO PALO ALTO SQUARE                         (650) 493-9300
         PALO ALTO, CA 94306
            (650) 494-0600

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / / ________

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                    PROPOSED MAXIMUM
          TITLE OF EACH CLASS                          AGGREGATE
     OF SECURITIES TO BE REGISTERED                OFFERING PRICE(1)                 AMOUNT OF REGISTRATION FEE
COMMON STOCK, $0.001 PAR VALUE PER SHARE              $45,000,000                             $12,510

(1) ESTIMATED SOLELY FOR THE PURPOSE OF COMPUTING THE AMOUNT OF THE REGISTRATION FEE PURSUANT TO RULE 457(O) UNDER THE SECURITIES ACT OF 1933.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED             , 1999
The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                          Shares

                          [SILICONE IMAGE, INC. LOGO]

                                  Common Stock

                                  -----------

    Prior to this offering, there has been no public market for our common
stock. The initial public offering price is expected to be between $    and
$    per share. We have applied to list our common stock on The Nasdaq Stock
Market's National Market under the symbol "SIMG."

    The underwriters have an option to purchase a maximum of          additional
shares to cover over-allotment of shares.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" STARTING ON PAGE 5.

                                                                                UNDERWRITING
                                                               PRICE            DISCOUNTS AND     PROCEEDS TO SILICON
                                                             TO PUBLIC           COMMISSIONS             IMAGE
                                                        -------------------  -------------------  -------------------
Per Share.............................................           $                    $                    $
Total.................................................           $                    $                    $

    Delivery of the shares of common stock will be made on or about       ,
1999.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
CREDIT SUISSE FIRST BOSTON
                         BANCBOSTON ROBERTSON STEPHENS

                                                           DAIN RAUSCHER WESSELS

                                        a division of Dain Rauscher Incorporated

                  The date of this prospectus is       , 1999

              [Description of graphics on inside front cover page]

    The inside front cover contains two pages of graphics. The graphic on the first page is entitled "Silicon Image--Proliferating All-Digital Host Systems and Displays." In the center of the page is the Silicon Image logo. Above the logo is a vertical, three-dimensional, open-ended cylinder. Two arcs originate from directly above the top of the cylinder and end at a horizontal series of graphics across the top of the page below the title. One arc curves to the left and the other arc curves to the right. A series of zeroes and ones is depicted inside each arc. The horizontal series of graphics above the arcs depict representations of a personal digital assistant, a gaming station, a set-top box, a personal computer, a notebook computer, a DVD player and a digital camcorder. The representations are labeled as follows: "PDA," "Gaming Station," "Set-Top Box," "PC," "Notebook," "DVD" and "Digital Camcorder." The arc curving to the left ends below the graphic labeled "PC" while the arc curving to the right ends below the graphic labeled "Notebook." To the right of the "PC" and "Notebook" labels are logos depicting Silicon Image's PanelLink Technology. Below and to the left of the Silicon Image logo in the center of the page is Silicon Image's PanelLink Technology logo. To the right of the logo is the label "PanelLink Digital." Below the logo and label is the phrase "High-Speed Digital Interconnect Technology." Below and to the right of the Silicon Image logo in the center of the page is Silicon Image's DVC Architecture logo. Below the logo is the phrase "All-Digital Architecture to Enable Intelligent Displays." Below the Silicon Image logo in the center of the page is a vertical, three-dimensional, open-ended cylinder. To the left of the cylinder is the phrase "Our solution provides a seamless connection to all types of digital displays . . ." To the right of the cylinder is the phrase ". . . and Integrates New Features and Functionality to Enable Intelligent Displays." Five arcs originate from directly below the bottom of the cylinder and end at a horizontal series of graphics across the bottom of the page. Each arc ends above a different graphic. The horizontal series of graphics across the bottom of the page consist of a series of representations of a digital CRT display, a HDTV display, a LCD monitor, a projector, a plasma display, a point of sale display, a kiosk, an automobile dashboard display and a wearable display. The representations are labeled as follows: "Digital CRT," "HDTV," "LCD Monitor," "Projector," "Plasma Display," "Point of Sale," "Kiosk," "Auto" and "Wearables." To the right of the "Projector," "Plasma Display," "Point of Sale" and "Kiosk" labels are logos depicting Silicon Image's PanelLink Technology. To the right of and slightly above the "LCD Monitor" label is a logo depicting Silicon Image's DVC Architecture. To the right of and slightly below the "LCD Monitor" label is a logo depicting Silicon Image's PanelLink Technology. To the right of the graphic labeled "Wearables" is a large fuzzy circle. Above the circle is the title "Future Intelligent Display." In the upper left quadrant of the circle, two rows of zeroes and ones are shown crossing the boundary of the circle. To the right of the upper row, inside the circle, is an arrow pointing toward the inside of the circle. To the left of the lower row, outside the circle, is an arrow pointing away from the circle. Inside the circle is a graphical representation of a flat panel display. Below the graphic are seven bullet points. The first point reads, "All-digital HDTV format image." The second point reads, "Real time, high bandwidth video / video conferencing." The third point reads, "Visual User ID." The fourth point reads, "Video message indicator." The fifth point reads, "Speech processing (next to microphone)." The sixth point reads, "Handwriting capability." The seventh point reads, "Drive other displays (e.g., projector)."

    The graphic on the second page is entitled "Semiconductor Solutions for High-Speed Digital Communications." Below the title is the sentence "The connection between host systems and displays is one of the last remaining analog holdouts." Below and to the left of the sentence is a graphic depicting a computer. Inside the graphic at the top right of the computer is a rectangle with the word "Digital" inside of it. Inside the graphic at the bottom right of the computer is a rectangle with the word "Analog" inside of it. The two rectangles are connected by a series of zeroes and ones. To the right of the top half of the graphic is the phrase Video Data with a line connecting the phrase to the series of zeroes and ones that connects the two rectangles. Below and to the right of the sentence that is below the title is a picture of a cathode ray tube video display. Below the picture is the phrase "Limited Functionality." A curving line connects the video display picture with the rectangle labeled "Analog" inside the graphic of the computer. Above the line connecting the computer graphic with the video display picture are the phrases "Flicker" and "Color Variation." Below the line connecting the computer graphic with the video display picture is the phrase "Fuzziness." In the center of the page is the sentence "Silicon Image solves the bandwidth challenge needed to enable digital displays." Below the sentence is a graphic depicting a computer. Inside the graphic is a rectangle with the phrase "Pure Digital" inside of it. To the left of the graphic is another graphic depicting the label "Storage." The graphic labeled "Storage" is connected to the computer graphic by a thick line that is open in the middle. In the open section is a series of zeroes and ones. Below the graphic labeled "Storage" is the word "SCSI." Below "SCSI" is the phrase ".08-.32 Gbps." A thin line connects "SCSI" and the phrase with the thick line that connects the "Storage" graphic with the computer graphic. To the left and below the computer graphic is a cloud-shaped graphic. Inside the graphic is the word "LAN." Below the word "LAN" is a series of lines that intersect with large points at the ends of each line. The cloud-shaped graphic is connected to the computer graphic by a thick line that is open in the middle. In the open section is a series of zeroes and ones. To the right of the cloud-shaped graphic is the phrase "Fast Ethernet." Below the "Fast Ethernet" phrase is the phrase "0.1 Gbps." A thin line connects the two phrases with the thick line that connects the cloud-shaped graphic with the computer graphic. To the right of the computer graphic is Silicon Image's PanelLink Technology logo. To the right of the logo is the label "PanelLink Digital." To the right of the label is a picture of a flat panel video display. The computer graphic is connected to the video display picture by a thick cylinder that is open in the middle. In the open section is a series of zeroes and ones. Below the cylinder are the phrases "Digital Video Interface" and "5.0 Gbps." A thin line connects the phrases with the cylinder. Below the phrases are three bullet points. The first point reads, "High-Speed Digital Interface." The second point reads, " `Pure Digital' Visual Experience with No Image Degradation." The third point reads, " `Plug and Play' Ease of Use."

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
PROSPECTUS SUMMARY.............................           3

RISK FACTORS...................................           5

SPECIAL NOTE REGARDING FORWARD-LOOKING
  STATEMENTS...................................          16

USE OF PROCEEDS................................          17

DIVIDEND POLICY................................          17

CAPITALIZATION.................................          18

DILUTION.......................................          19

SELECTED FINANCIAL DATA........................          20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...................................          21

BUSINESS.......................................          31

                                                    PAGE
                                                    -----

MANAGEMENT.....................................          47

CERTAIN TRANSACTIONS...........................          58

PRINCIPAL STOCKHOLDERS.........................          62

DESCRIPTION OF CAPITAL STOCK...................          64

SHARES ELIGIBLE FOR FUTURE SALE................          67

UNDERWRITING...................................          69

NOTICE TO CANADIAN RESIDENTS...................          71

LEGAL MATTERS..................................          72

EXPERTS........................................          72

ADDITIONAL INFORMATION.........................          72

INDEX TO FINANCIAL STATEMENTS..................         F-1

                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

    This preliminary prospectus is subject to completion prior to this offering. Among other things, this preliminary prospectus describes our company as we currently expect it to exist at the time of this offering.

    EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES:

    - THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED;

    - ALL OUTSTANDING SHARES OF PREFERRED STOCK ARE CONVERTED INTO SHARES OF COMMON STOCK UPON THE CONSUMMATION OF THIS OFFERING;

    - THE REINCORPORATION OF SILICON IMAGE IN DELAWARE; AND

    - THE ADOPTION OF VARIOUS NEW EMPLOYEE BENEFIT PLANS, WHICH WILL OCCUR PRIOR TO THE CONSUMMATION OF THIS OFFERING.

    PanelLink-Registered Trademark- is a federally registered trademark of Silicon Image, Inc. Certain titles and logos of Silicon Image, Inc.'s products and services appearing in this prospectus, including PixelPrecision-TM-, Silicon Image-TM-, TMDS-TM-, the PanelLink Logo and the Silicon Image Logo, are trademarks or service marks of Silicon Image, Inc. and may be registered in other jurisdictions. Each trademark or service mark of any other company appearing in this prospectus belongs to its holder.

                     DEALER PROSPECTUS DELIVERY OBLIGATIONS

    UNTIL           , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS. THE OUTCOME OF THE EVENTS DESCRIBED IN THESE FORWARD-LOOKING STATEMENTS IS SUBJECT TO RISKS AND ACTUAL RESULTS COULD DIFFER MATERIALLY. THE SECTIONS ENTITLED "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" AS WELL AS DISCUSSIONS ELSEWHERE IN THIS PROSPECTUS, CONTAIN A DISCUSSION OF SOME OF THE FACTORS THAT COULD CONTRIBUTE TO THESE DIFFERENCES.

                              SILICON IMAGE, INC.

    We design, develop and market semiconductor solutions for applications that require cost-effective, high-bandwidth, integrated solutions for high-speed data communications. We are initially focusing our technology on the local interconnect between host systems, such as PCs, set-top boxes and DVD players, and digital displays, such as flat panel displays and CRTs. Our current products enable host systems to transmit digital video data and enable displays to receive and manipulate digital video data. As with other consumer electronic devices, such as digital cellular phones, significant benefits can be achieved by converting displays from analog to digital and by replacing conventional analog connections between host systems and displays with digital connections.

    Until recently, there was no commercially viable standard that addressed the challenges of enabling digital communications between host systems and video displays. A principal reason that such a standard did not exist was the substantial technical challenge of developing a cost-effective, high-bandwidth solution capable of transmitting data at the multi-gigabit rates needed to support high-resolution displays. These rates can be as high as 50 times faster than Fast Ethernet and 500 times faster than cable modems.

    Recognizing the need for a cost-effective, high-bandwidth digital display solution, we developed a digital interconnect technology and began shipping semiconductor products for digital displays in 1997. To provide a worldwide, open specification for an all-digital display solution, we, together with Intel, Compaq, IBM, Hewlett-Packard, NEC and Fujitsu, formed the Digital Display Working Group to define such a specification based on our technology. In April 1999, the DDWG published the Digital Visual Interface specification, which defines a high-speed, synchronous data communications link between host systems and digital displays. The formation of the DDWG and the release of the DVI specification have accelerated the shift of display technology to digital.

    Our key products are based on our PanelLink digital interface technology and Digital Visual Controller architecture. PanelLink technology is our proprietary implementation of the DVI specification. The DVC architecture is our platform for developing controllers that integrate PanelLink receiver technology with additional functionality to enable low-cost, intelligent displays for the mass market. Our high-bandwidth, highly integrated solutions eliminate the need for analog technology in host systems and displays, improve image quality and allow display manufacturers to increase the functionality of their products.

    Our objective is to be a leading provider of semiconductor solutions that enable high-speed digital communications and optimize cost per bandwidth across targeted communications markets. Key elements of our strategy are to:

    - Target the display market first

    - Promote open industry standards

    - Drive broad adoption of digital-ready host systems

    - Increase the intelligence of displays through highly-integrated receiver solutions

    - Maintain technology leadership

    - Penetrate new markets and applications

    As of June 30, 1999 we had shipped over four million units of our PanelLink products to leading host system and display manufacturers such as Apple, ATI, Compaq, Fujitsu, Gateway, Hitachi, IBM, LG, Matrox, NEC, Samsung, Sharp, Toshiba and ViewSonic.

    We incorporated in California as Silicon Image, Inc. on January 1, 1995 and plan to reincorporate in Delaware before the completion of this offering. Our address is 10131 Bubb Road, Cupertino, California 95014, and our telephone number is (408) 873-3111.

                                  THE OFFERING

Common stock offered by Silicon Image..........  shares
Common stock to be outstanding after this        shares
offering.......................................
Use of proceeds................................  For general corporate purposes, including working capital and capital expenditures, and
                                                 for the repayment of the outstanding balance
                                                 under our line of credit. See "Use of
                                                 Proceeds."
Proposed Nasdaq National Market symbol.........  SIMG

    In addition to the         shares of common stock to be outstanding after
the offering, we may issue additional shares of common stock under the following plans and arrangements:

    - 1,149,000 shares issuable upon exercise of outstanding stock options, at a weighted average exercise price of $0.53 per share;

    - 317,856 shares issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $2.08 per share, and 142,857 shares issuable upon exercise of a warrant at an exercise price of $0.35 a share that we are obligated to issue upon satisfaction of a milestone as described under "Certain Transactions--Transactions with Intel and Its Subsidiary, Chips and Technologies;" and

    - 2,689,000 shares available for future issuance under our 1995 Equity Incentive Plan, 1999 Equity Incentive Plan, and 1999 Employee Stock Purchase Plan, subject to automatic annual increases each January 1 as described under "Management--Employee Benefit Plans."

                             SUMMARY FINANCIAL DATA

    The as adjusted balance sheet data summarized below reflects the receipt of
the net proceeds from the sale of         shares of common stock offered by us
at an assumed initial public offering price of $ per share after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of net proceeds from the offering. See "Use of Proceeds." The statement of operations data for the six months ended June 30, 1999 summarized below is unaudited.

                                                                                                   SIX MONTHS
                                                                  YEAR ENDED DECEMBER 31,        ENDED JUNE 30,
                                                              --------------------------------  ----------------
                                                              1995    1996     1997     1998     1998     1999
                                                              -----  -------  -------  -------  -------  -------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Product revenue...........................................  $  --  $    30  $ 1,280  $ 7,703  $ 2,652  $ 7,706
  Development and license revenue...........................     --    1,121    1,582      100       25      575
  Cost of product revenue...................................     --        5      851    4,314    1,711    3,328
  Stock compensation and warrant expense....................     --       --       --    1,361      184    2,898
  Net loss..................................................   (178)  (1,944)  (4,036)  (6,622)  (3,103)  (3,909)
  Basic and diluted net loss per share......................  $(0.51) $ (1.25) $ (1.36) $ (1.40) $ (0.73) $ (0.73)
  Weighted-average shares of common stock used to compute
    basic and diluted net loss per share....................    350    1,550    2,978    4,744    4,235    5,332

                                                                                                        JUNE 30, 1999
                                                                                                   ------------------------
                                                                                                    ACTUAL     AS ADJUSTED
                                                                                                   ---------  -------------
                                                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and short-term investments................................................................  $  12,647
  Working capital................................................................................      8,740
  Total assets...................................................................................     16,014
  Line of credit.................................................................................        757
  Capital lease obligations, long-term...........................................................        773
  Total stockholders' equity.....................................................................      9,152

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE MAKING AN INVESTMENT DECISION. THE RISKS DESCRIBED BELOW ARE INTENDED TO HIGHLIGHT RISKS THAT ARE SPECIFIC TO US AND ARE NOT THE ONLY ONES THAT WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES, SUCH AS THOSE THAT GENERALLY APPLY TO OUR INDUSTRY OR TO COMPANIES UNDERTAKING INITIAL PUBLIC OFFERINGS, MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING THE DISCUSSIONS SET FORTH IN "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS OUR FINANCIAL STATEMENTS AND THE RELATED NOTES.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR FUTURE
PROSPECTS.

    We were founded in 1995 and have a limited operating history, which makes an evaluation of our future prospects difficult. In addition, the revenue and income potential of our business and the digital display market are unproven. We began volume shipments of our first products, the SiI 100 and SiI 101, in the third quarter of 1997. The Digital Visual Interface specification, which is based upon technology developed by us and used in many of our products, was first published in April 1999. Accordingly, we face risks and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets. If we do not successfully address these risks and difficulties, our business would be seriously harmed.

WE HAVE A HISTORY OF LOSSES AND MAY NOT BECOME PROFITABLE.

    We incurred net losses of $4.0 million in 1997, $6.6 million in 1998 and $3.9 million for the first six months of 1999. As of June 30, 1999, we had an accumulated deficit of approximately $16.7 million. In the future, we expect research and development and sales and general administrative expenses to increase. We will incur substantial non-cash charges relating to the amortization of deferred compensation and issuances of warrants. Accordingly, we expect to continue to incur additional operating losses. Although our revenues have increased in recent quarters, they may not continue to increase, and we may not achieve and subsequently sustain profitability. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY DUE TO A NUMBER OF FACTORS WHICH COULD CAUSE OUR STOCK PRICE TO FLUCTUATE SIGNIFICANTLY.

    Our quarterly operating results are likely to vary significantly in the future based on a number of factors, some of which are not in our control and any of which may cause our stock price to fluctuate. The following factors may cause our operating results to fluctuate:

    - the growth of the market for digital-ready host systems and displays;

    - the evolution of industry standards;

    - the availability of digital flat panel displays at reasonable costs;

    - the fluctuation of demand for our products;

    - the timing of a non-cash expense associated with the issuance of a warrant to Intel upon achievement of a milestone;

    - the deferral of customer orders in anticipation of new products or enhancements by us or our competitors;

    - the failure to develop, introduce and market new products and product enhancements on a timely basis;

    - the management of product transitions;

    - the timing and amount of orders from customers;

    - the announcement and introduction of products and technologies by our competitors;

    - the mix of the products we sell and the distribution channels through which they are sold;

    - the varying availability of production capacity at the semiconductor fabrication foundry that manufactures our products;

    - the deferral of customer orders which may occur in anticipation of problems associated with the Year 2000; and

    - the general economic conditions and economic conditions specific to the personal computer, display and semiconductor markets.

    These factors are difficult to forecast, and these or other factors could seriously harm our business. Furthermore, for the foreseeable future, we intend to increase our investment in research and development; selling, general and administrative functions; and inventory. We anticipate the rate of new orders may vary significantly from quarter to quarter. Our expenses and inventory levels are based on our expectations of future revenues and our expenses are relatively fixed in the short term. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters may be negatively impacted, adversely affecting the price of our stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE ARE DEPENDENT UPON THE ADOPTION AND USE OF THE DVI SPECIFICATION.

    Our business strategy is based upon the rapid and widespread adoption of the DVI specification, which defines a high-speed synchronous data communication link between host systems and digital displays. Due to the recent release of the DVI specification, we cannot predict whether or at what rate the DVI specification will be adopted by manufacturers of host systems and displays. To date, no end-to-end DVI-compliant system has been shipped. Adoption of the DVI specification may be affected by the availability of DVI-compliant transmitters, receivers, connectors and cables necessary to implement the specification. Other specifications may also emerge, which could adversely affect the acceptance of the DVI specification. For example, a number of companies have promoted alternatives to the DVI specification which use other interface technologies, such as LVDS, which is used in notebook PCs. Any delay in the widespread adoption of the DVI specification would seriously harm our business.

OUR SUCCESS IS DEPENDENT ON INCREASING SALES OF OUR RECEIVER AND DISPLAY CONTROLLER PRODUCTS, WHICH DEPENDS ON HOST SYSTEM MANUFACTURERS INCLUDING DVI-COMPLIANT TRANSMITTERS IN THEIR SYSTEMS.

    Our success depends on increasing sales of our receiver and display controller products to display manufacturers. In 1998, a substantial majority of our revenues resulted from the sale of transmitter products. While revenues from the sale of receivers and display controllers have increased in the past six months, transmitters continue to represent a majority of our product revenues. Our strategy is focused primarily on increasing the sale of receiver and display controller products. To achieve this, we need manufacturers of host systems to incorporate DVI-compliant transmitters into their systems, making these systems digital-ready. Unless host systems are digital-ready, they will not operate with digital displays. If we are unable to increase revenues from receivers and display controllers, we would remain dependent on the market for transmitters, which we expect to become particularly competitive. This would seriously harm our business. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations."

OUR SUCCESS WILL DEPEND ON THE GROWTH OF THE DIGITAL DISPLAY MARKET.

    Our business depends on the growth of the digital display market, which is at an early stage of development. The potential size of this market and its rate of development are uncertain and will depend on many factors, including:

    - the number of digital-ready host systems;

    - the rate at which display manufacturers replace analog interfaces with DVI-compliant interfaces; and

    - the availability of cost-effective semiconductor solutions implementing a DVI-compliant interface.

    The failure of the digital display market to grow for any reason would seriously harm our business.

WE DEPEND ON AN INCREASE IN THE SUPPLY OF FLAT PANEL DISPLAYS AND A CORRESPONDING DECREASE IN THEIR PRICE.

    In order for the market for many of our products to grow, flat panel displays must be widely available and affordable to consumers. Currently, there is a limited supply of flat panels, and increasing the supply of flat panels is a costly and lengthy process requiring significant capital investment. Accordingly, we do not expect the current shortage of flat panels or their high prices to change in the near term. In the past, the supply of flat panels has been cyclical. We expect this pattern to continue. Undercapacity in the flat panel market may limit our ability to increase our revenues.

WE NEED TO OBTAIN DESIGN WINS.

    Our future success will depend on manufacturers of host systems and displays designing our products into their systems. To achieve design wins we must define and deliver cost-effective, innovative and integrated semiconductor solutions. Once a manufacturer has designed a supplier's products into its systems, the manufacturer may be reluctant to change its source of components due to the significant costs associated with qualifying a new supplier. Accordingly, the failure to achieve design wins with key manufacturers of host systems and displays will seriously harm our business.

OUR LENGTHY SALES CYCLE CAN RESULT IN UNCERTAINTY AND DELAYS IN GENERATING REVENUES.

    Because our products are based on new technology and standards, a lengthy sales process is often required before potential customers begin the technical evaluation of our products. This technical evaluation can exceed six months. It can take an additional six months before a customer commences volume shipments of systems that incorporate our products. However, even when we achieve a design win, the customer may never ship systems incorporating our products. Given our lengthy sales cycle, we may experience a delay between the time we increase expenditures for research and development, sales and marketing efforts and inventory and the time we generate revenues, if any, from these expenditures. As a result, our business could be seriously harmed if a significant customer curtails, reduces or delays orders or chooses not to release products incorporating our products.

OUR PARTICIPATION IN THE DIGITAL DISPLAY WORKING GROUP REQUIRES US TO LICENSE SOME OF OUR INTELLECTUAL PROPERTY FOR FREE.

    We are a member of the DDWG which published and promotes the DVI specification. We have based our strategy on promoting and enhancing the DVI specification and developing and marketing products based on the specification and future enhancements. As a result:

    - we must license for free specific elements of our intellectual property to others for use in implementing the DVI specification; and

    - we may license additional intellectual property for free as the DDWG promotes enhancements to the DVI specification.

    Accordingly, companies that implement the DVI specification in their products can use specific elements of our intellectual property for free to compete with us.

OUR RELATIONSHIP WITH INTEL INVOLVES CERTAIN RISKS.

    In September 1998, Intel agreed to work with us to develop and promote adoption of the DVI specification and an enhanced version of the DVI specification. As part of this effort, Intel has been an important founder of, contributor to and promoter of the DDWG. We have benefited from Intel's cooperation and support. We cannot be sure that Intel will continue to devote attention and resources to the DDWG and the Silicon Image relationship. If Intel were to breach our agreements with them, it is possible that no adequate remedy would be available to us. Further, Intel could endorse a competing digital interface, or develop its own proprietary digital interface, which would seriously harm our business.

    We also entered into a patent cross-license with Intel in which each of us granted the other a license to use the grantor's patents, except in identified types of products. We believe that the scope of our license to Intel excludes our current products and anticipated future products. Intel could, however, exercise its rights under this agreement to use our patents to develop and market other products without payment to us. Additionally, Intel's rights to our patents could reduce the value of our patents to any third party who otherwise might be interested in acquiring rights to use our patents in such products. For more information regarding our relationship with Intel, see "Certain Transactions-- Transactions with Intel and Its Subsidiary, Chips and Technologies."

WE DEPEND ON A FEW KEY CUSTOMERS AND THE LOSS OF ANY OF THEM COULD SIGNIFICANTLY REDUCE OUR REVENUES.

    Historically, a relatively small number of customers and distributors have accounted for a significant portion of our product revenues. In 1998, sales of transmitter products to Mitac, a third party manufacturer, accounted for 54% of our total revenues, and ATI Technologies, a leading graphics board manufacturer, accounted for 12% of our total revenues. These manufacturers are significant suppliers to Compaq, with whom we had a major design win for our transmitter in 1998. For the six month period ended June 30, 1999, Mitac accounted for 13% of our total revenues, Kanematsu, a Japanese distributor, accounted for 13% of our total revenues and Microtek, a Japanese distributor, accounted for 11% of our total revenues. As a result of customer concentration any of the following factors could seriously harm our business:

    - a significant reduction, delay or cancellation of orders from one or more of our key customers or OEMs; or

    - if one or more significant customers selects products manufactured by a competitor for inclusion in future product generations.

    We expect our operating results to continue to depend on sales to or design decisions of a relatively small number of host system and display OEMs and their suppliers. See "Business-- Customers."

WE DO NOT HAVE LONG-TERM COMMITMENTS FROM OUR CUSTOMERS, AND WE ALLOCATE RESOURCES BASED ON OUR ESTIMATES OF CUSTOMER DEMAND.

    Our sales are made on the basis of purchase orders rather than long-term purchase commitments. In addition, our customers may cancel or defer purchase orders. We manufacture our products according to our estimates of customer demand. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may allocate resources to manufacturing products which we may not be able to sell. As a result, we would have excess inventory, which would increase our losses. Conversely, if we underestimate customer demand or if sufficient manufacturing capacity is unavailable, we would forego revenue opportunities, lose market share and damage our customer relationships. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR INCREASING DEPENDENCE ON SELLING THROUGH DISTRIBUTORS INCREASES THE RISKS AND COMPLEXITY OF OUR BUSINESS.

    Over the past four quarters, the percentage of our revenues attributable to distributors has increased substantially, and in the quarter ended June 30, 1999, sales through distributors constituted a majority of our revenues. Much of this increase reflects design wins with new OEMs which rely on third-party manufacturers or distributors to provide inventory management and purchasing functions. Selling through distributors reduces our ability to forecast sales and increases the complexity of our business, requiring us to:

    - manage a more complex supply chain;

    - manage the level of inventory at each distributor;

    - provide for credits, return rights and price protection;

    - estimate the impact of credits, return rights, price protection and unsold inventory at distributors; and

    - monitor the financial condition and credit worthiness of our distributors.

    Any failure to manage these challenges could seriously harm our business.

COMPETITION IN OUR MARKETS MAY LEAD TO REDUCED SALES OF OUR PRODUCTS, INCREASED LOSSES AND REDUCED MARKET SHARE.

    The high-speed communication, display and semiconductor industries are intensely competitive. These markets are characterized by rapid technological change, evolving standards, short product life cycles and decreasing prices. Our current products face competition from a number of sources including analog solutions, DVI-compliant solutions and other digital interface solutions.

    - ANALOG SOLUTIONS. Display systems still predominantly employ an analog interface. Improvements to analog interface display solutions may slow the adoption of all-digital display systems. We compete with analog solution vendors such as Analog Devices and Genesis Microchip.

    - DVI-COMPLIANT SOLUTIONS. We believe that over time, the DVI specification may become widely adopted in the digital display industry and attract additional market entrants that will compete with us. For example, we believe that a number of providers of video graphics accelerators are currently integrating DVI-compliant transmitter technology into their products. ATI Technologies, a major provider of video graphics accelerators and one of our significant customers in 1998, currently offers a product that incorporates an internally developed transmitter capable of supporting XGA resolution.

      We anticipate that various companies will develop DVI-compliant receivers. Entrants in this market may include companies currently shipping analog image processing solutions, such as Arithmos, Genesis Microchip, Pixelworks and Sage, as well as companies with other digital interface solutions such as Texas Instruments and National Semiconductor.

    - OTHER DIGITAL INTERFACE SOLUTIONS. Texas Instruments and National Semiconductor offer proprietary digital interface solutions based on LVDS technology. While LVDS technology has gained broad market acceptance in notebook PCs, few PC and display manufacturers have adopted this technology for use outside of the notebook PC market.

    The market for our panel controller products is also very competitive. Some of our panel controller products are designed to be "plug compatible" with similar products sold by Texas Instruments, National Semiconductor and Thine.

    In the process of establishing our technology as an industry standard, and to ensure rapid adoption of the DVI specification, we have agreed to license specific elements of our intellectual property to others for free. In addition, we have licensed elements of our intellectual property to Intel and other semiconductor companies and we may continue to do so. Competitors could use these elements of our intellectual property to compete against us. Many of our competitors have longer operating histories and greater presence in key markets, greater name recognition, access to large customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and customer requirements or devote greater resources to the promotion and sale of their product than we may. In particular, well-established semiconductor companies, such as Analog Devices, Intel, National Semiconductor and Texas Instruments, may compete against us in the future. We cannot assure you that we can compete successfully against current or potential competitors, or that competition will not seriously harm our business.

WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS IN A TIMELY MANNER.

    The development of new products is highly complex, and we have experienced delays in completing the development and introduction of new products at times in the past. We expect to introduce new transmitter, receiver and controller products in the future. We also plan to develop our initial products designed for high-speed networking and storage applications. As our products integrate additional system-level functionality, they become more complex and increasingly difficult to design and debug. Successful product development and introduction depends on a number of factors, including:

    - accurate prediction of market requirements and evolving standards, including enhancements to the DVI specification;

    - development of advanced technologies and capabilities;

    - definition of new products which satisfy customer requirements;

    - timely completion and introduction of new product designs;

    - use of leading-edge foundry processes and achievement of high manufacturing yields; and

    - market acceptance of the new products.

    Accomplishing all of this is extremely challenging, time-consuming and expensive. We cannot assure you that we will succeed. If we are not able to develop and introduce our products successfully, our business will be seriously harmed.

WE DEPEND ON A SINGLE THIRD-PARTY WAFER FOUNDRY TO MANUFACTURE ALL OF OUR PRODUCTS.

    We do not own or operate a semiconductor fabrication facility. We rely on Taiwan Semiconductor Manufacturing Company, an outside foundry, to produce all of our semiconductor products. Our reliance on an independent foundry involves a number of significant risks, including:

    - reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;

    - lack of guaranteed production capacity or product supply; and

    - unavailability of, or delayed access to, next-generation or key process technologies.

    We do not have a long-term supply agreement with TSMC and instead obtain manufacturing services on a purchase order basis. This foundry has no obligation to supply products to us for any specific period, in any specific quantity or at any specific price, except as set forth in a particular purchase order. Our requirements represent a small portion of the total production capacity of this foundry and TSMC may reallocate capacity to other customers even during periods of high demand for our products. If TSMC were to become unable or unwilling to continue manufacturing our products in the required volumes, at acceptable quality, yields and costs, in a timely manner, our business would be seriously harmed. As a result, we would have to identify and qualify substitute foundries, which would be time consuming and difficult, resulting in unforeseen manufacturing and operations problems.

    We may qualify additional foundries in the future. If we do not qualify an additional foundry, we may be exposed to increased risk of capacity shortages due to our complete dependence on TSMC. See "Business--Manufacturing, Wafer Fabrication."

WE DEPEND ON THIRD-PARTY SUBCONTRACTORS FOR ASSEMBLY AND TEST.

    Our semiconductor products are assembled and tested by two independent subcontractors: Anam in Korea and Advanced Semiconductor Engineering in Taiwan and California. We do not have long-term agreements with either of these subcontractors and typically obtain services from them on a purchase order basis. Our reliance on these subcontractors involves risks such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or increase our costs of manufacturing, assembling or testing our products. If these subcontractors are unable or unwilling to continue to provide assembly and test services and deliver products of acceptable quality, at acceptable costs and in a timely manner, our business would be seriously harmed. We would also have to identify and qualify substitute subcontractors, which could be time consuming and difficult and result in unforeseen operations problems.

OUR SEMICONDUCTOR PRODUCTS ARE COMPLEX AND ARE DIFFICULT TO MANUFACTURE COST-EFFECTIVELY.

    The manufacture of semiconductors is a complex process. It is often difficult for semiconductor foundries to achieve acceptable product yields. Product yields depend on both our product design and the manufacturing process technology unique to the semiconductor foundry. Since low yields may result from either design or process difficulties, identifying yield problems can only occur well into the production cycle, when actual product exists which can be analyzed and tested.

    The high-speed nature of our products makes it difficult to perform wafer probe testing cost-effectively. Therefore, we do not perform wafer probe testing before our die are packaged. As a result, faulty die are not discovered until after they have been packaged. If there are problems with wafer processing, this could result in a substantial number of defective die being assembled and tested, lowering our yields and increasing our costs, which would seriously harm our business.

DEFECTS IN OUR PRODUCTS COULD INCREASE OUR COSTS AND DELAY OUR PRODUCT
SHIPMENTS.

    Although we test our products, they are complex and may contain defects and errors when first introduced or when new versions are released. In the past we have encountered defects and errors in our products. Delivery of products with defects or reliability, quality or compatibility problems may damage our reputation and our ability to retain existing customers and attract new customers. In addition, product defects and errors could result in additional development costs, diversion of technical resources, delayed product shipments, increased product returns, and product liability claims against us which may not be fully covered by insurance. Any of these could seriously harm our business.

WE COULD LOSE KEY PERSONNEL DUE TO COMPETITIVE MARKET CONDITIONS AND ATTRITION.

    Our success depends to a significant extent upon the continued contributions of our key management, technical and sales personnel, many of whom would be difficult to replace. The loss of one or more of these employees could seriously harm our business. We do not have key person life insurance on any of our key personnel. Our success also depends on our ability to identify, attract and retain qualified technical, sales, marketing, finance and managerial personnel. Competition for such personnel is intense, and we may not be able to retain our key personnel or identify, attract or retain other highly-qualified personnel in the future. We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our business could be seriously harmed. See "Management."

OUR DEPENDENCE ON ACADEMIC RESEARCHERS LOCATED IN KOREA COULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP AND PROTECT KEY TECHNOLOGY.

    Some of our key technology is developed by academic researchers at Seoul National University in Korea whom we have retained as consultants. These researchers operate under the direction of Dr. Jeong, a founder of Silicon Image and our Chief Technical Adviser. Since neither Dr. Jeong nor these researchers are our employees, we have limited control over their activities and can expect only limited amounts of their time to be dedicated to developing our technology. These researchers are also not actively involved in managing our business or in developing our products. They may also have relationships with other commercial entities, some of which could compete with us. These researchers generally sign agreements which require them to keep our proprietary information and the results of their research confidential. However, we may not be able to keep this information confidential and its dissemination could seriously harm our business. Also, we generally obtain an assignment of intellectual property rights in technology that may result from these researchers' projects. However, the laws of Korea may not protect our intellectual property rights to the same extent as the laws of the United States. As a result, our dependence on these researchers could adversely affect our ability to develop and protect key technology. For additional information regarding our relationship with academic researchers located in Korea, see "Certain Transactions--Relationship with Dr. Jeong."

WE FACE FOREIGN BUSINESS, POLITICAL AND ECONOMIC RISKS BECAUSE A MAJORITY OF OUR PRODUCTS AND OUR CUSTOMERS' PRODUCTS ARE MANUFACTURED AND SOLD OUTSIDE OF THE UNITED STATES.

    A substantial portion of our business is conducted outside of the United States. All of our products are manufactured outside of the United States. Many of our customers are the manufacturers or suppliers for OEMs who have designed in our products. Many of these manufacturers and suppliers are located outside of the United States, primarily concentrated in Japan, Korea and Taiwan. Sales outside of the United States accounted for 94% of our revenues in 1997, 95% of our revenues in 1998 and 91% of our revenues in the first six months of 1999. We anticipate that sales outside of the United States will continue to account for a substantial portion of our revenue in future periods. In addition, OEMs who design our semiconductors into their products sell them outside of the United States, thereby exposing us indirectly to foreign risks. Accordingly, we are subject to international risks, including:

    - increased complexity and costs of conducting international operations;

    - difficulties in managing distributors;

    - difficulties in staffing and managing foreign operations;

    - political and economic instability;

    - foreign currency exchange fluctuations;

    - difficulties in accounts receivable collections;

    - potentially adverse tax consequences;

    - timing and availability of export licenses;

    - changes in regulatory requirements, tariffs and other barriers;

    - reduced or limited protection of our intellectual property; and

    - the burden of complying with complex foreign laws and treaties.

    Because sales of our products have been denominated to date exclusively in United States dollars, increases in the value of the United States dollar will increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. A portion of our international revenues may be denominated in foreign currencies in the future, which will subject us to risks associated with fluctuations in those foreign currencies.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

    We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technologies. We have been issued patents and have a number of pending United States patent applications; however, we cannot assure you that any patent will issue as a result of any applications or, if issued, that any claims allowed will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use our products, or technology without authorization, develop similar technology independently or design around our patents. Effective copyright, trademark and trade secret protection may be unavailable or limited in foreign countries.

    Our participation in the DDWG requires that we license for free specific elements of our intellectual property to others for use in implementing the DVI specification in their products. Disputes may occur regarding the scope of the license. These disputes may result in:

    - costly and time consuming litigation; or

    - the license of additional elements of our intellectual property for free.

OTHERS MAY BRING INFRINGEMENT CLAIMS AGAINST US WHICH COULD BE TIME-CONSUMING AND EXPENSIVE TO DEFEND.

    In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We may become a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These lawsuits could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

    - stop selling products or using technology that contain the allegedly infringing intellectual property;

    - attempt to obtain a license to the relevant intellectual property, which license may not be available on reasonable terms or at all; and

    - attempt to redesign those products that contain the allegedly infringing intellectual property.

    If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products, which could seriously harm our business.

THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY MAY LEAD TO SIGNIFICANT VARIANCES IN THE DEMAND FOR OUR PRODUCTS.

    In the past, the semiconductor industry has been characterized by significant downturns and wide fluctuations in supply and demand. Also, during this time, the industry has experienced significant fluctuations in anticipation of changes in general economic conditions, including economic conditions in Asia. This cyclicality has led to significant variances in product demand and production capacity. It has also accelerated erosion of average selling prices per unit. We may experience periodic fluctuations in our future financial results because of changes in industry-wide conditions.

WE FACE CHALLENGES MANAGING RAPID GROWTH.

    We are experiencing a period of significant growth that will continue to place a great strain on our management and other resources. We have grown from 50 employees on January 1, 1999 to 66 employees on June 30, 1999. To manage our growth effectively, we must:

    - implement and improve operational and financial systems;

    - train and manage our employee base;

    - attract and retain qualified personnel with relevant experience; and

    - lease additional facilities within the next nine months.

    We must also manage multiple relationships with customers, business partners, the DDWG and other third parties, such as our foundry and test partners. Moreover, we will spend substantial amounts of time and money in connection with our rapid growth and may have unexpected costs. Our systems, procedures or controls may not be adequate to support our operations and we may not be able to expand quickly enough to exploit potential market opportunities. Our future operating results will also depend on expanding sales and marketing, research and development and administrative support. If we cannot attract qualified people or manage growth effectively, our business would be seriously harmed.

YEAR 2000 RISKS MAY ADVERSELY AFFECT US.

    The Year 2000 problem is the potential for system and processing failure of date-related data as a result of computer-controlled systems that use two digits rather than four to define a year in the date field. Many computer hardware systems and software applications could fail or create erroneous results unless corrected so that they can correctly process data related to the year 2000 and beyond. Failures by our internal systems, or by systems used by our suppliers, distributors or customers, could seriously harm our business. For additional information concerning this risk and our assessment of its impact, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

STOCKHOLDERS MAY NOT AGREE WITH MANAGEMENT REGARDING THE USE OF THE NET PROCEEDS OF THIS OFFERING.

    Our management has broad discretion as to how to spend the net proceeds from this offering and may spend those proceeds in ways with which our stockholders may not agree. We cannot assure you that our investments and use of the net proceeds of this offering will yield favorable returns or results. See "Use of Proceeds."

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF SILICON IMAGE AND MAY REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

    Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

    - authorizing the issuance of preferred stock without stockholder approval;

    - providing for a classified board of directors with staggered, three-year terms;

    - prohibiting cumulative voting in the election of directors;

    - requiring super-majority voting to effect certain amendments to our certificate of incorporation and bylaws;

    - limiting the persons who may call special meetings of stockholders; and

    - prohibiting stockholder actions by written consent.

    Certain provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us. See "Description of Capital Stock--Preferred Stock" and "--Anti-takeover Provisions."

CERTAIN EXISTING STOCKHOLDERS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK.

    Immediately after the offering, it is anticipated that our executive officers, directors and other principal stockholders will beneficially own or
control, directly or indirectly         shares of common stock, which in the
aggregate will represent approximately   % of the outstanding shares of common
stock. As a result, if these persons act together, they likely will have significant influence with respect to the election of our directors and approval or disapproval of our significant corporate actions. This influence over our affairs might be adverse to the interests of other stockholders. In addition, the voting power of these stockholders could have the effect of delaying or preventing a change in control of Silicon Image. See "Principal Stockholders."

OUR COMMON STOCK HAS NOT BEEN PUBLICLY TRADED AND WE EXPECT THAT THE PRICE OF OUR STOCK MAY FLUCTUATE SUBSTANTIALLY.

    Recently, the stock prices of technology companies similar to Silicon Image have been quite volatile. Moreover, prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price. The market price of our common stock may fluctuate significantly in response to a number of factors, including:

    - actual or anticipated fluctuations in our operating results;

    - changes in expectations as to our future financial performance;

    - changes in financial estimates of securities analysts;

    - changes in market valuations of other technology companies;

    - announcements by us or our competitors of significant technical innovations, design wins, contracts, standards or acquisitions; and

    - the operating and stock price performance of other comparable companies.

    Due to these factors, the price of our stock may decline and the value of your investment would be reduced. In addition, the stock market experiences extreme volatility that often is unrelated to the performance of particular companies. These market fluctuations may cause our stock price to decline regardless of our performance.

OUR BUSINESS MAY BE HARMED BY CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY.

    In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and could divert our management's attention and resources.

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS WHICH WOULD LIMIT OUR ABILITY TO GROW.

    We believe our net proceeds from this offering, together with our existing cash balances and funds available under our credit facilities will be sufficient to meet our capital requirements for at least the next 12 months. However, we may need, or could elect, to seek additional funding prior to that time. To the extent that funds generated by this offering, together with existing resources, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available, or if available, we may not be able to obtain them on terms favorable to us or our stockholders. Further, if we issue equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. See "Use of Proceeds" and

"Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS OUR STOCK
PRICE.

    After this offering, we will have outstanding         shares of common
stock. Sales of a substantial number of shares of our common stock in the public market following this offering could cause our stock price to decline. All the shares sold in this offering will be freely tradable. Of the remaining 21,120,274 shares of common stock outstanding after this offering, approximately 19,236,716 shares will be eligible for sale in the public market beginning 180 days after the effective data of this offering. The remaining 1,883,558 shares will become freely tradable at various times thereafter. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. See "Shares Eligible for Future Sale."

NEW INVESTORS WILL INCUR SUBSTANTIAL AND IMMEDIATE DILUTION.

    The present owners of our issued and outstanding shares of common stock have acquired a controlling interest in Silicon Image at a cost substantially less than the price at which the investors in this offering may purchase their shares. Therefore, investors in this offering will suffer immediate and substantial dilution. See "Dilution."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intend," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. We cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risk outlined under "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the         shares of common stock
offered by us will be approximately $        or approximately $        if the
underwriters' over-allotment option is exercised in full, at an assumed initial
public offering price of $    per share and after deducting estimated
underwriting discounts and commissions and the estimated offering expenses payable by us.

    We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital and capital expenditures, and for the repayment of the outstanding balance under our line of credit. As of June 30, 1999, the outstanding balance under our line of credit was $757,000, bearing interest at a rate of 8.25% per year. We may use a portion of the net proceeds from this offering to acquire or invest in businesses, technologies or services that are complementary to our business. However, we have no present plans or commitments and are not engaged in any negotiations with respect to any transactions of this type.

    The amounts that we use for working capital purposes will vary significantly depending on a number of factors. We will retain broad discretion in the allocation and use of the net proceeds of this offering. Pending their use, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on shares of our capital stock. We intend to retain any future earnings to finance future growth and do not anticipate paying cash dividends in the future. In addition, the terms of our line of credit prohibit us from paying cash dividends on our capital stock without prior consent of the lender.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 1999:

    - on an actual basis;

    - on a pro forma basis to reflect the conversion of all outstanding shares of preferred stock into 11,657,000 shares of common stock and the filing of our amended and restated certificate of incorporation prior to completion of this offering; and

    - on a pro forma as adjusted basis to reflect the sale of       shares of
      common stock in this offering at an assumed initial public offering price
      of $    per share, after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us and the application of the net proceeds from the offering. See "Use of Proceeds."

                                                                                          JUNE 30, 1999
                                                                               -----------------------------------
                                                                                                        PRO FORMA
                                                                                ACTUAL     PRO FORMA   AS ADJUSTED
                                                                               ---------  -----------  -----------
                                                                                (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and short term investments..............................................  $  12,647   $  12,647    $
                                                                               ---------  -----------  -----------
                                                                               ---------  -----------  -----------
Line of credit...............................................................  $     757   $     757    $
                                                                               ---------  -----------  -----------
                                                                               ---------  -----------  -----------
Capital lease obligations, long-term.........................................  $     773   $     773    $
                                                                               ---------  -----------  -----------
Stockholders' equity
  Convertible preferred stock, $0.001 par value; 10,065,000 shares authorized, 9,560,000 shares issued and outstanding, actual; 5,000,000 shares authorized, none issued or outstanding, pro forma and pro forma as
    adjusted.................................................................         10          --           --
  Common stock, $0.001 par value; 21,500,000 shares authorized, 9,463,000 shares issued and outstanding, actual; 75,000,000 shares authorized,
    21,120,000 shares issued and outstanding, pro forma; 75,000,000 shares
    authorized,         shares issued and outstanding, pro forma as
    adjusted.................................................................          9          21
  Additional paid-in capital.................................................     34,796      34,794
  Notes receivable from stockholders.........................................     (1,461)     (1,461)
  Unearned compensation......................................................     (7,513)     (7,513)          --
  Accumulated deficit........................................................    (16,689)    (16,689)
                                                                               ---------  -----------  -----------
    Total stockholders' equity...............................................      9,152       9,152
                                                                               ---------  -----------  -----------
      Total capitalization...................................................  $   9,925   $   9,925    $
                                                                               ---------  -----------  -----------
                                                                               ---------  -----------  -----------

--------------------------

    The number of shares of common stock outstanding set forth in the table above excludes the following:

    - 1,149,000 shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of $0.53 per share;

    - 317,856 shares issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $2.08 per share, and 142,857 shares issuable upon exercise of a warrant at an exercise price of $0.35 a share that we are obligated to issue upon satisfaction of a milestone as described under "Certain Transactions--Transactions with Intel and Its Subsidiary, Chips and Technologies;" and

    - 2,689,000 shares available for future issuance under our 1995 Equity Incentive Plan, 1999 Equity Incentive Plan and 1999 Employee Stock Purchase Plan, subject to automatic annual increases each January 1 as described under "Management--Employee Benefits Plans."

                                    DILUTION

    As of June 30, 1999, our pro forma net tangible book value was approximately $9.2 million, or $0.43 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 21,120,000 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately following this offering.

    After giving effect to the receipt of the net proceeds from the sale of the shares of our common stock at an assumed initial public offering price
of $    per share and after deducting estimated underwriting discounts and commissions and the estimated offering expenses, our pro forma net tangible book
value as of June 30, 1999 would have been approximately $    million, or $
per share. This represents an immediate increase in pro forma net tangible book
value of $    per share to existing stockholders and an immediate dilution of
$    per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price per share.....................             $
  Pro forma net tangible book value per share as of June 30, 1999...  $
  Increase per share attributable to new investors..................
Pro forma net tangible book value per share after this offering.....

Dilution per share to new investors.................................             $

    The following table summarizes as of June 30, 1999, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and the estimated offering expenses:

                                                             SHARES PURCHASED        TOTAL CONSIDERATION      AVERAGE
                                                          -----------------------  -----------------------   PRICE PER
                                                            NUMBER      PERCENT      AMOUNT      PERCENT       SHARE
                                                          ----------  -----------  ----------  -----------  ------------
Existing stockholders...................................                        %  $                     %   $
New Investors
  Total

    The above discussion and tables assume no exercise of any stock options or warrants for common stock outstanding as of June 30, 1999. As of June 30, 1999, there were options outstanding to purchase a total of 1,149,000 shares of common stock at a weighted average exercise price of $0.53 per share and warrants outstanding to purchase a total of 317,856 shares of common stock with a weighted average exercise price of $2.08 per share. In addition, upon satisfaction of a milestone, we are obligated to issue a warrant for an additional 142,857 shares exercisable at $0.35 per share. If any of these options or warrants are exercised, there will be further dilution to new public investors. Please see "Capitalization," "Management--Employee Benefit Plans," "Certain Transactions--Transactions with Intel and Its Subsidiary, Chips and Technologies" and Note 8 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with, and are qualified by reference to, our financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and six months ended June 30, 1999, and the balance sheet data as of December 31, 1997 and 1998 and June 30, 1999, are derived from, and are qualified by reference to, our audited financial statements which are included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 1995, and the balance sheet data as of December 31, 1995 and 1996 are derived from our audited financial statements which are not included in this prospectus. The statement of operations data for the six months ended June 30, 1998 are derived from our unaudited financial statements which are included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for these periods and financial condition at that date. The historical results presented below are not necessarily indicative of future results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                            SIX MONTHS ENDED
                                                                       YEAR ENDED DECEMBER 31,                  JUNE 30,
                                                              ------------------------------------------  --------------------
                                                                1995       1996       1997       1998       1998       1999
                                                              ---------  ---------  ---------  ---------  ---------  ---------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue...........................................  $      --  $      30  $   1,280  $   7,703  $   2,652  $   7,706
  Development and license revenue...........................         --      1,121      1,582        100         25        575
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Total revenue...............................................         --      1,151      2,862      7,803      2,677      8,281
Cost and operating expenses:
  Cost of product revenue...................................         --          5        851      4,314      1,711      3,328
  Research and development..................................         --      1,307      3,176      4,524      1,956      3,060
  Selling, general and administrative.......................        180      1,811      2,990      4,335      1,906      3,052
  Stock compensation and warrant expense....................         --         --         --      1,361        184      2,898
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Total operating expenses....................................        180      3,123      7,017     14,534      5,757     12,338
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Loss from operations........................................       (180)    (1,972)    (4,155)    (6,731)    (3,080)    (4,057)
Interest income.............................................          3         32        171        242         31        210
Interest expense............................................         (1)        (4)       (52)      (133)       (54)       (62)
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Net loss....................................................  $    (178) $  (1,944) $  (4,036) $  (6,622) $  (3,103) $  (3,909)
                                                              ---------  ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Net loss per share:
  Basic and diluted.........................................  $   (0.51) $   (1.25) $   (1.36) $   (1.40) $   (0.73) $   (0.73)
  Weighted average shares...................................        350      1,550      2,978      4,744      4,235      5,332
                                                              ---------  ---------  ---------  ---------  ---------  ---------
                                                              ---------  ---------  ---------  ---------  ---------  ---------
Pro forma net loss per share:
  Basic and diluted (unaudited)                                                                $   (0.46)            $   (0.23)
                                                                                               ---------             ---------
                                                                                               ---------             ---------
  Weighted average shares (unaudited).......................                                      14,448                16,989
                                                                                               ---------             ---------
                                                                                               ---------             ---------

                                                                                            DECEMBER 31,
                                                                            --------------------------------------------
                                                                               1995        1996       1997       1998
                                                                               -----     ---------  ---------  ---------
                                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and short-term investments...........................................         802       2,271      2,773     11,497
Working capital...........................................................         715         846      1,530      8,953
Total assets..............................................................         926       3,175      4,371     14,774
Line of credit............................................................          --          --        372        757
Capital lease obligations, long term......................................          --          10         --        300
Total stockholders' equity................................................         839       1,658      2,593      9,852

                                                                             JUNE 30,
                                                                            -----------
                                                                               1999
                                                                            -----------

BALANCE SHEET DATA:
Cash and short-term investments...........................................      12,647
Working capital...........................................................       8,740
Total assets..............................................................      16,014
Line of credit............................................................         757
Capital lease obligations, long term......................................         773
Total stockholders' equity................................................       9,152

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE NOTES TO THE FINANCIAL STATEMENTS INCLUDED IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE DISCUSSED IN "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS. WE ASSUME NO OBLIGATION TO UPDATE THE FORWARD-LOOKING STATEMENTS OR SUCH FACTORS.

OVERVIEW

    We develop semiconductor solutions for applications that require high-bandwidth and integrated system-level functionality, such as the local interconnect between host systems and digital displays, including flat panel displays and digital CRTs. The products we have shipped to date enable host systems to transmit digital video data and displays to receive and manipulate digital video data. These products are based on our PanelLink digital interface technology and Digital Visual Controller architecture. These solutions enable our customers to introduce all-digital displays, thereby eliminating the need for analog technology in both host systems and displays.

    From our inception in 1995 through the first half of 1997, we were primarily engaged in developing products and technology, establishing our digital interface technology as an open standard and building strategic customer and foundry relationships. During that period, we derived substantially all of our revenue from development and license fees. We have incurred losses in each year since inception, as well as for the six months ended June 30, 1999. At June 30, 1999, we had an accumulated deficit of $16.7 million.

    In the third quarter of 1997, we began shipping our first generation PanelLink digital transmitter and receiver products in volume. Since that time, we have derived predominantly all of our revenue from the sale of our PanelLink products. We have introduced two new generations of transmitter and receiver products providing higher speed and increased functionality since the first generation PanelLink products. In the first quarter of 1999, we introduced our first generation digital display controller product based on our DVC architecture. Our digital display controller products integrate our receiver with digital image processing and display controller technology, providing a solution to enable intelligent displays for the mass-market.

    We focus our sales and marketing efforts on achieving design wins with leading host system and display OEMs worldwide. We rely on a combination of direct sales personnel, distributors, and manufacturer's representatives throughout the world to sell our products. We recognize revenue from product sales to direct customers upon shipment. Reserves for sales returns and allowances are recorded at the time of shipment. Our sales to distributors are made under agreements allowing for returns or credits under certain circumstances and we defer recognition of revenue on sales to distributors until we estimate that the products are resold by the distributor to the end user.

    Development and license revenues have been primarily derived from two development contracts and a limited number of patent and technology licenses. Development and license revenues are recognized as development milestones are met or as license fees are earned. We do not anticipate that development and license revenue will be material in the future.

    Historically, a relatively small number of customers and distributors have accounted for a significant portion of our product revenue. Our top five customers, including distributors, accounted for 90.6% of product revenue in 1998 and 57.7% of product revenue in the six-month period ended June 30, 1999. Recently, the percentage of our revenue attributable to sales to distributors has increased substantially. Much of this increase reflects revenue from design wins with new OEMs which rely on third-party manufacturers or distributors to provide inventory management and purchasing functions. See "Risk Factors--We depend on a few key customers and the loss of any of them could significantly reduce our revenue" and "--Our increasing dependence on selling through distributors increases the risks and complexity of our business."

    In addition, a significant portion of our products are sold overseas. Sales to customers in Asia, including distributors, accounted for 69.1% of product revenue in 1998 and 72.1% of product revenue in the six-month period ended June 30, 1999. These customers incorporate our products into systems that are sold worldwide. All revenue to date has been denominated in U.S. dollars. See "Risk Factors-- We face foreign business, political and economic risks because a majority of our products and our customers' products are manufactured and sold outside of the United States."

    Product gross margin increased over the past several quarters due to increasing overall average selling prices and decreasing product costs. The increase in average selling prices was due to increases in sales of higher-bandwidth products to a broader customer base, and increases in sales of our receiver products. We anticipate that our product gross margin may fluctuate and may decline.

    We are a "fabless" semiconductor company. We use independent contractors to perform wafer manufacturing and assembly and test operations. This approach allows us to focus on defining, developing, and marketing our products and significantly reduces the amount of capital we need to invest in manufacturing assets. See "Risk Factors--We depend on a single third-party wafer foundry to manufacture all our products" and "--We depend on third-party subcontractors for assembly and test."

    We will incur substantial stock compensation expense in future periods which represents non-cash charges incurred as a result of the issuance of stock options to employees and consultants. With respect to stock options granted to employees, such charges are recorded based on the difference between the deemed fair value of the common stock and the option exercise price of such options at the date of grant, which is amortized under the accelerated method over the option vesting period. At June 30, 1999, the amount of employee unearned compensation was $7.5 million which will be amortized in future periods. The charge related to options granted to consultants is calculated at the end of each reporting period based upon the Black-Scholes model, which approximates fair value and is amortized based on the term of the consulting agreement or service period. The amount of the charge in each period can fluctuate depending on our stock price and volatility.

    Charges associated with the fair value of warrants issued to Intel were expensed as Intel progressed towards achievement of a milestone. In September 1998, we entered into several agreements with Intel Corporation. Under the terms of these agreements, we issued to Intel two warrants, each to purchase 142,857 shares of our common stock. The first warrant was issued in September 1998 and was immediately exercisable at an exercise price of $3.50 per share. The second warrant was issued in September 1998 and became exercisable on March 31, 1999 at an exercise price of $0.35 per share. Charges associated with the fair value of the warrants issued to Intel were expensed as Intel progressed towards achievement of a milestone. We are obligated to issue an additional warrant to Intel for 142,857 shares of our common stock exercisable at $0.35 per share upon satisfaction of a milestone. In the event that we issue this warrant, we will record an expense which will be equal to the fair value of the warrant at the time of issuance. The size of this expense may be significant and will be dependent on the price and volatility of our stock at that time. Please see "Certain Transactions--Transactions with Intel and Its Subsidiary, Chips and Technologies" and "Risk Factors--Our relationship with Intel involves certain risks" for a description of our agreements with Intel and risks of the relationship.

    Substantially all of our sales are made on the basis of purchase orders rather than long-term agreements. In addition, the sales cycle for our products is long which may cause us to experience a delay between the time we incur expenses and the time we generate revenue from these expenditures. We intend to increase our investment in research and development, selling, general and administrative functions and inventory as we seek to expand our operations. We anticipate the rate of new orders may vary significantly from quarter to quarter. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, seriously harming our operating results for that quarter and, potentially, future quarters. See "Risk Factors--Our quarterly operating results may fluctuate significantly due to a number of factors which could cause our stock price to fluctuate significantly" and "--Our lengthy sales cycle can result in uncertainty and delays in generating revenues."

RESULTS OF OPERATIONS

    The following table sets forth certain statement of operations data expressed as a percentage of total revenue for the periods indicated.

                                                                                              SIX MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,            JUNE 30,
                                                           -------------------------------  --------------------
                                                             1996       1997       1998       1998       1999
                                                           ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue........................................        2.6%      44.7%      98.7%      99.1%      93.1%
  Development and license revenue........................       97.4       55.3        1.3        0.9        6.9
                                                           ---------  ---------  ---------  ---------  ---------
Total revenue............................................      100.0      100.0      100.0      100.0      100.0
                                                           ---------  ---------  ---------  ---------  ---------
Cost and operating expenses:
  Cost of product revenue                                        0.4       29.7       55.3       63.9       40.2
  Research and development...............................      113.6      111.0       58.0       73.1       37.0
  Selling, general and administrative....................      157.3      104.5       55.6       71.2       36.8
  Stock compensation and warrant expense.................        0.0        0.0       17.4        6.9       35.0
                                                           ---------  ---------  ---------  ---------  ---------
Total operating expenses.................................      271.3      245.2      186.3      215.1      149.0
                                                           ---------  ---------  ---------  ---------  ---------
Loss from operations.....................................     (171.3)    (145.2)     (86.3)    (115.1)     (49.0)
Interest income..........................................        2.8        6.0        3.1        1.2        2.5
Interest expense.........................................       (0.4)      (1.8)      (1.7)      (2.0)      (0.7)
                                                           ---------  ---------  ---------  ---------  ---------
Net loss.................................................     (168.9)%    (141.0)%     (84.9)%    (115.9)%     (47.2)%
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------

SIX MONTHS ENDED JUNE 30, 1998 AND 1999

    PRODUCT REVENUE. Product revenue increased 191%, from $2.7 million for the six months ended June 30, 1998 to $7.7 million for the six months ended June 30, 1999. The increase in product revenue was derived primarily from significantly higher unit shipments of transmitters and receivers, driven by increased market acceptance of digital-ready host systems and displays. In addition, in the six months ended June 30, 1999, a larger proportion of our revenue was derived from sales of receiver products, which are generally higher-priced than transmitter products.

    DEVELOPMENT AND LICENSE REVENUE. Development and license revenue increased from $25,000 for the six months ended June 30, 1998 to $575,000 for the six months ended June 30, 1999. In the first quarter of 1999, we recognized $550,000 of development revenue, which represented amounts previously recorded as deferred revenue under a development contract that was terminated during the period. We do not expect development and license revenue to represent a material portion of total revenue in the future.

    COST OF PRODUCT REVENUE. Cost of product revenue consists primarily of the costs of manufacturing, assembly and test of our semiconductor devices and our related overhead costs. Product gross margin increased from 35.5% for the six month period ended June 30, 1998 to 56.8% for the six month period ended June 30, 1999. The increase in product gross margin was due to higher average selling prices and lower unit product costs. The increase in average selling prices was due to an increase in sales of higher-bandwidth products to a broader customer base, and an increase in sales of our receiver products. The reduction in product costs was primarily the result of more efficient designs and lower manufacturing costs. We anticipate that our product gross margin may decrease from current levels in future periods.

    RESEARCH AND DEVELOPMENT. R&D consists primarily of compensation and associated costs relating to development personnel, consultants and prototypes. R&D was $2.0 million, or 73.1% of total revenue for the six months ended June 30, 1998, and $3.1 million or 37.0% of total revenue for the six months ended June 30, 1999. The increase in absolute dollars was primarily due to the hiring of additional development personnel and outside consultants and an increase in prototyping costs. We expect that R&D will continue to significantly increase in absolute dollars in the future.

    SELLING, GENERAL AND ADMINISTRATIVE. SG&A consists primarily of employee salaries, sales commissions, and marketing and promotional expenses. SG&A was $1.9 million, or 71.2% of total revenue, for the six months ended June 30, 1998, and $3.1 million or 36.8% of total revenue for the six months ended June 30, 1999. SG&A increased in absolute dollars due primarily to hiring of additional personnel, expanded sales and marketing activities related to the further broadening of our customer and product base in 1999 and increased sales commissions. We expect that SG&A will continue to increase in absolute dollars as we hire additional personnel, expand our sales and marketing efforts, pay increased sales commissions and incur costs associated with being a public company.

    STOCK COMPENSATION AND WARRANT EXPENSE. Stock compensation and warrant expense was $184,000, or 6.9% of total revenue for the six months ended June 30, 1998, and $2.9 million, or 35.0% of total revenue for the six months ended June 30, 1999. A substantial portion of the increase was due to the amortization of unearned compensation related to the vesting of employee stock options, and additional amounts related to progress made towards the achievement of a milestone on a warrant issued to Intel.

    INTEREST INCOME. Interest income increased from $31,000 in the six months ended June 30, 1998 to $210,000 for the six months ended June 30, 1999. This increase was principally due to higher average cash balances resulting from the net proceeds of the sale of convertible preferred stock in the third quarter of 1998.

    INTEREST EXPENSE. Interest expense increased from $54,000 in the six months ended June 30, 1998 to $62,000 for the six months ended June 30, 1999. This increase was the result of an increase in the average outstanding debt and an increase in fixed assets held under a capital lease.

    PROVISION FOR INCOME TAXES. We have not recorded a provision for federal or state income taxes through June 30, 1999 since we have experienced net tax losses since inception. We have recorded a valuation allowance for the full amount of our net deferred tax assets, as the future realization of the tax benefit is not likely.

    At June 30, 1999 we had net operating loss carry-forwards for federal and state tax purposes. For federal tax purposes our net operating loss carry-forwards were approximately $16.1 million and our state tax carry-forwards were $5.4 million. These federal and state tax loss carry-forwards are available to reduce future taxable income and expire at various dates into fiscal 2019. Under the provisions of the Internal Revenue Code, some substantial changes in our ownership may limit the amount of net operating loss carry-forwards that could be utilized annually in the future to offset taxable income.

YEAR ENDED DECEMBER 31, 1996, 1997 AND 1998

    PRODUCT REVENUE. Product revenue increased from $30,000 in 1996 to $1.3 million in 1997, and increased to $7.7 million in 1998. In April 1997, we began shipping our initial PanelLink transmitter and receiver products. Product revenue increased from 1997 to 1998 primarily as a result of significantly higher unit shipments of transmitters.

    DEVELOPMENT AND LICENSE REVENUE. Development and license revenue was $1.1 million in 1996, $1.6 million in 1997 and $100,000 in 1998. Development and license revenue in 1996 and 1997 was primarily derived from two significant development contracts entered into in 1996. We also derived revenue from certain technology and patent license agreements during these periods.

    COST OF PRODUCT REVENUE. Product gross margin increased from 33.5% in 1997 to 44.0% in 1998. In 1996 product gross margin was 83.3% on $30,000 of product revenue. The increase in product gross margin in 1998 was primarily due to higher average selling prices resulting from the introduction of new products and a reduction in product costs.

    RESEARCH AND DEVELOPMENT. R&D was $1.3 million, or 114% of total revenue for 1996, $3.2 million, or 111% of total revenue for 1997, and $4.5 million, or 58.0% of total revenue for 1998. The increases in absolute dollars were primarily due to the hiring of additional development personnel and outside consultants and an increase in prototyping costs.

    SELLING, GENERAL AND ADMINISTRATIVE. SG&A was $1.8 million, or 157% of total revenue for 1996, $3.0 million, or 104% of total revenue for 1997, and $4.3 million, or 55.6% of total revenue for 1998. The year to year increases in absolute dollars were due primarily to the hiring of additional personnel, increased sales commissions, expanded marketing activities for our initial product introductions in 1997 and the broadening of our customer and product base in 1998.

    STOCK COMPENSATION AND WARRANT EXPENSE. Stock compensation and warrant expense was $1.4 million, or 17.4% of total revenue in 1998. A substantial portion of the expense in 1998 was due to the amortization of unearned compensation related to the vesting of employee stock options, and additional amounts were related to progress made towards the achievement of milestones on warrants issued to Intel.

    INTEREST INCOME. Interest income was $32,000 in 1996, $171,000 in 1997 and $242,000 in 1998. In each year, the increase in interest income was primarily due to interest earned on higher average cash balances.

    INTEREST EXPENSE. Interest expense was $4,000 in 1996, $52,000 in 1997 and $133,000 in 1998. The increases in interest expense were primarily due to higher average debt balances.

    PROVISION FOR INCOME TAXES. We have not recorded a provision for federal or state income taxes in 1996, 1997 and 1998 as we have experienced net tax losses since inception.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents selected quarterly financial information for each of the six quarters ended June 30, 1999. This information is unaudited but, in our opinion, reflects all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of this information in accordance with generally accepted accounting principles. These quarterly results are not necessarily indicative of future results.

                                                                         THREE MONTHS ENDED
                                               ----------------------------------------------------------------------
                                                MAR. 31,    JUN. 30,   SEP. 30,    DEC. 31,     MAR. 31,    JUN. 30,
                                                  1998        1998       1998        1998         1999        1999
                                               -----------  ---------  ---------  -----------  -----------  ---------
                                                                           (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Product revenue............................   $   1,051   $   1,601  $   2,014   $   3,037    $   3,486   $   4,220
  Development and license revenue............      --              25         25          50          575      --
                                               -----------  ---------  ---------  -----------  -----------  ---------
Total revenue................................       1,051       1,626      2,039       3,087        4,061       4,220
Cost and operating expenses:
  Cost of product revenue....................         607       1,104      1,140       1,463        1,578       1,750
  Research and development...................       1,008         948      1,140       1,428        1,441       1,619
  Selling, general and administrative........         824       1,082      1,165       1,264        1,339       1,713
  Stock compensation and warrant expense.....          38         146        554         623        1,391       1,507
                                               -----------  ---------  ---------  -----------  -----------  ---------
Total operating expenses.....................       2,477       3,280      3,999       4,778        5,749       6,589
                                               -----------  ---------  ---------  -----------  -----------  ---------
Loss from operations.........................      (1,426)     (1,654)    (1,960)     (1,691)      (1,688)     (2,369)
Interest income..............................          22           9         84         127           87         123
Interest expense and other, net..............         (13)        (42)       (38)        (40)         (29)        (33)
                                               -----------  ---------  ---------  -----------  -----------  ---------
Net loss.....................................   $  (1,417)  $  (1,687) $  (1,914)  $  (1,604)   $  (1,630)  $  (2,279)
                                               -----------  ---------  ---------  -----------  -----------  ---------
                                               -----------  ---------  ---------  -----------  -----------  ---------
AS A PERCENTAGE OF TOTAL REVENUE:
Revenue:
  Product revenue............................       100.0%       98.5%      98.8%       98.4%        85.8%      100.0%
  Development and license revenue............         0.0         1.5        1.2         1.6         14.2         0.0
                                               -----------  ---------  ---------  -----------  -----------  ---------
Total revenue................................       100.0       100.0      100.0       100.0        100.0       100.0
Cost and operating expenses:
  Cost of revenue............................        57.8        67.9       55.9        47.4         38.9        41.4
  Research and development...................        95.9        58.3       55.9        46.3         35.5        38.4
  Selling, general and administrative........        78.4        66.5       57.1        40.9         33.0        40.6
  Stock compensation and warrant expense.....         3.6         9.0       27.2        20.2         34.2        35.7
                                               -----------  ---------  ---------  -----------  -----------  ---------
Total operating expenses.....................       235.7       201.7      196.1       154.8        141.6       156.1
                                               -----------  ---------  ---------  -----------  -----------  ---------
Loss from operations.........................      (135.7)     (101.7)     (96.1)      (54.8)       (41.6)      (56.1)
Interest income..............................         2.1         0.6        4.1         4.1          2.2         2.9
Interest expense.............................        (1.2)       (2.6)      (1.9)       (1.3)        (0.7)       (0.8)
                                               -----------  ---------  ---------  -----------  -----------  ---------
Net loss.....................................      (134.8)%    (103.7)%     (93.9)%      (52.0)%      (40.1)%     (54.0)%
                                               -----------  ---------  ---------  -----------  -----------  ---------
                                               -----------  ---------  ---------  -----------  -----------  ---------

    PRODUCT REVENUE. Product revenue increased from the preceding quarter in each of the six quarters ended June 30, 1999. The increase in product revenue was derived primarily from significantly higher unit shipments driven by increased market acceptance of digital-ready host systems and displays.

In addition, in the first two quarters of 1999, a larger proportion of our revenue was derived from sales of receiver products, which are generally higher-priced than transmitter products.

    DEVELOPMENT AND LICENSE REVENUE. In the first quarter of 1999, we recognized $550,000 of development revenue, which represented amounts previously recorded as deferred revenue under a development contract that was terminated during the period. In addition, we received other revenue from patent licenses during the last three quarters of 1998 and the first quarter of 1999.

    COST OF PRODUCT REVENUE. The following table sets forth product gross margin for the six quarters ended June 30, 1999.

                                                                                     THREE MONTHS ENDED
                                                        ----------------------------------------------------------------------------
                                                         MAR. 31,     JUN. 30,     SEP. 30,     DEC. 31,     MAR. 31,     JUN. 30,
                                                           1998         1998         1998         1998         1999         1999
                                                        -----------  -----------  -----------  -----------  -----------  -----------
Product gross margin:.................................        42.2%        31.0%        43.4%        51.8%        54.7%        58.5%

    Product gross margin decreased in the second quarter of 1998 to 31.0% primarily due to establishing reserves for the return of non-saleable products. In the fourth quarter of 1998, the product margin increase to 51.8% was primarily attributable to decreases in transmitter product costs. The increases in product margin in the first two quarters of 1999 are primarily a result of continued increases in overall average selling prices due to continued increases in the breadth of our customer base, continued increases in receiver products sold, and product cost reductions.

    RESEARCH AND DEVELOPMENT. R&D increased, in general, in absolute dollars primarily due to the hiring of additional development personnel and consultants, and an increase in prototyping costs.

    SELLING, GENERAL AND ADMINISTRATIVE. SG&A has increased quarter to quarter in absolute dollars primarily due to hiring additional personnel, increased sales commissions and expanded marketing activities to broaden our customer base and product mix.

    STOCK COMPENSATION AND WARRANT EXPENSE. Stock compensation and warrant expense increased in each quarter primarily as a result of option grants to employees and increases in the associated amortization of unearned compensation related to the vesting of employee stock options. In the third and fourth quarter of 1998 and the first quarter of 1999, we incurred additional expenses related to the progress made by Intel towards the achievement of milestones on warrants issued to them.

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have financed operations through a combination of private sales of convertible preferred stock, lines of credit and capital lease financing. At June 30, 1999, we had $8.7 million in working capital and $12.6 million in cash, cash equivalents and short-term investments.

    We used cash in our operating activities in the amount of $505,000 in 1996, $4.5 million in 1997 and $3.7 million in 1998. In 1996, 1997 and 1998, cash used for operating activities was attributable primarily to the net loss in each year. Our operating activities provided cash in the amount of $269,000 during the six months ended June 30, 1999. The increase in cash for this period was primarily a result of an increase in accounts payable and deferred margin on sales to distributors, partially offset by the net loss and a decrease in accrued liabilities and deferred revenue.

    We used cash in our investing activities in the amount of $724,000 in 1996, $300,000 in 1997 and $1.7 million in 1998. In 1996 and 1997, cash used in investing activities was attributable to purchases of property and equipment. In 1998, the use of cash was attributable to purchases of short-term investments and property and equipment. For the six months ended June 30, 1999, cash used by investing activities was $673,000 which was primarily attributable to purchases of short-term investments.

    Net cash provided by financing activities was $2.7 million in 1996, $5.3 million in 1997, $12.8 million in 1998 and $994,000 in the first six months of 1999. In 1996, 1997 and 1998, cash provided by financing activities was primarily attributable to proceeds from the issuance of convertible preferred stock. In 1999, cash provided by financing activities was primarily attributable to proceeds from the financing of property and equipment and the exercise of stock options.

    In December 1998, we entered into a line of credit agreement, which provides for borrowings of up to $4.0 million based on and secured by eligible accounts receivable. Borrowings accrue interest at the bank's commercial lending rate plus 0.25%, which equaled 8.25% at June 30, 1999. On June 30, 1999, we were in compliance with all line of credit covenants and we had borrowed $757,000 under this line of credit. In February 1999, we entered into a $2.5 million capital lease line that allows for the leasing of equipment and software over 33 to 42 month terms. The stated interest rate under this lease line is 8.0%. The lease line expires in October 2000. On June 30, 1999, we were in compliance with all lease line covenants and we had borrowed $841,000 under this lease line.

    We lease equipment and software under short-term and long-term leases with terms ranging from one to three years. We intend to exercise purchase options at the end of the lease terms for a minimal cost. We also plan to spend up to approximately $3.0 million during the next 12 months for test equipment, potential tenant improvements and additional equipment and software. We lease our facility under a noncancelable operating lease which expires in December 2002. We currently intend to relocate our headquarters to larger facilities and are actively seeking rental space. We will incur additional costs related to any relocation and may have to pay rent on two leases for a period of time.

    We believe that the net proceeds from this offering, together with existing cash balances and funds available under our existing credit facilities, will be sufficient to meet our capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including the levels at which we maintain inventory and accounts receivable and increases in our operating expenses. To the extent that funds generated by this offering, together with existing resources, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available, or if available, we may not be able to obtain them on terms favorable to us or our stockholders. See "Use of Proceeds."

QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISKS

    INTEREST RATE RISK

    Our cash equivalents and short-term investments are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. We manage the exposure to financial market risk by performing ongoing evaluations of our investment portfolio and investing in short-term investment-grade corporate securities. These securities are highly liquid and generally mature within 12 months from our purchase date. Due to the short maturities of our investments, the carrying value approximates the fair value. In addition, we do not use our investments for trading or other speculative purposes.

    We have performed an analysis to assess the potential effect of reasonably possible near-term changes in interest and foreign currency exchange rates. The effect of such rate changes is not expected to be material to our results of operations, cash flows or financial condition. All transaction to date have been denominated in United States dollars.

    As of June 30, 1999, our cash included money market securities. Due to the short duration of our investment portfolio, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

    FOREIGN CURRENCY EXCHANGE RISK

    Substantially all of our sales are denominated in U.S. dollars and as a result, we have relatively little exposure to foreign currency exchange risk with respect to any of our sales. We do not currently enter into forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. The effect of an immediate 10% change in exchange rates would not have a material impact on our future operating results or cash flows.

YEAR 2000 COMPLIANCE

    We are aware of the widely publicized problems associated with computer systems as they relate to the Year 2000. Many existing computer hardware systems and software applications, and embedded computer chips, software and firmware in control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Others do not correctly process "leap year" dates. As a result, such system applications and devices could fail or create erroneous results unless corrected so that they can correctly process data related to the Year 2000 and beyond. These problems are expected to increase in frequency and severity as the Year 2000 approaches.

    We have commenced our business risk assessment of the impact that the Year 2000 problem may have on our operations. As business conditions warrant, this assessment may be revised as new information is made available to us. To date, we have identified the following four key areas of our business that may be affected:

    PRODUCTS. We have evaluated each of our products and believe that they do not contain date sensitive functionality. We cannot determine whether all of our customers' products into which our products are incorporated will be Year 2000 compliant because we have little or no control over the design, production and testing of our customers' products.

    THIRD-PARTY SUPPLIERS. We rely, directly and indirectly, on external systems utilized by our suppliers for the management and control of fabrication, assembly and test of our products. To date, we have received responses from our key suppliers, including our most significant supplier TSMC, which indicate that each believes that it has adequately addressed its Year 2000 issue or is in the process of developing and implementing mediation plans. In addition, we have identified our key products and may increase our inventory levels of these products during the fourth calendar quarter of this year. For such products, we expect increased demand in 2000 and therefore we do not expect the additional inventory to have a material effect on our business.

    INTERNAL INFRASTRUCTURE. We are conducting an assessment of internal software applications and computer hardware. The Year 2000 compliance of hardware including networks, telecommunications equipment, workstations and other items is nearing completion. Most of the software applications used by us are generally recent versions of vendor supported, commercially available products. Because most of the software applications used by us are generally recent versions of vendor supported, commercially available products, we have not incurred, and do not expect in the future to incur, significant costs to upgrade these applications as Year 2000 compliant versions are released by the respective vendors. We will continue to seek certifications that products installed are Year 2000 ready, and are targeting October 1999 to complete this process.

    FACILITY SYSTEMS. Systems such as utilities, sprinklers, test equipment and security at our facilities may also be affected by the Year 2000 problem. We have commenced assessing the business risks and costs of remediating the Year 2000 problem on our facility related systems. We estimate that our total cost of completing any required modifications, upgrades or replacements of these systems will not have a material adverse effect on our business or results of operations. We currently expect to complete the remediation of our facility systems by October 30, 1999.

    DISTRIBUTOR AND CUSTOMER READINESS. Distributor and customer readiness focuses on Year 2000 compliance of customer support and inventory management systems including the development of contingency plans where appropriate, as well as the ability of our distributors and customers to continue to conduct business. We are working with our distributors and customers in this effort and anticipate completing this program by October 1999.

    We presently estimate that the total cost of addressing our Year 2000 issues will not exceed $100,000. This estimate was derived utilizing numerous assumptions, including the assumption that we have already identified our most significant Year 2000 issues and that the plans of our third party suppliers, distributors and customers will be fulfilled in a timely manner without cost to us. However, these assumptions may not be accurate, and actual results could differ materially and adversely from those anticipated after completion of remediation, testing, and contingency planning phases.

    We are currently developing contingency plans to address those Year 2000 issues that may pose a significant risk to our ongoing operations. We currently expect to complete these contingency plans by October 1999. Such plans could include accelerated replacement of affected equipment software and systems, the use of back up test and assembly suppliers and buffer inventories or the implementation of manual procedures to compensate for system deficiencies. However, any contingency plans we implement may not succeed or may not be adequate to meet our needs without materially impacting our operations. In addition, the delays and inefficiencies inherent in conducting operations in an alternative manner could materially and adversely affect our results of operations. More specifically, if our third party suppliers or our distributors were to lose power, or the ability to ship product as a result of Year 2000 related issues, we would be exposed to missing customer shipments and potentially lose revenues and profits. We believe the likelihood of losing revenue and profits from difficulties resulting from Year 2000 issues is low.

INFLATION

    The impact of inflation on our business has not been material for the fiscal years ended December 31, 1996, 1997 and 1998, or the six months ended June 20, 1999.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards, or SFAS, No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. We do not currently enter into forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes.

                                    BUSINESS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

    We design, develop and market semiconductor solutions for applications that require cost-effective, high-bandwidth, integrated solutions for high-speed data communications. We are initially focusing our technology on the local interconnect between host systems, such as PCs, set-top boxes and DVD players, and digital displays, such as flat panel displays and CRTs. Our current products enable host systems to transmit digital video data and enable displays to receive and manipulate digital video data. As with other consumer electronic devices, such as digital cellular phones, significant benefits can be achieved by converting displays from analog to digital and by replacing conventional analog connections between host systems and displays with digital connections.

    Recognizing the need for a cost-effective, high-bandwidth digital display solution, we developed a digital interconnect technology and began shipping semiconductor products for digital displays in 1997. To provide a worldwide, open specification for an all-digital display solution, we, together with Intel, Compaq, IBM, Hewlett-Packard, NEC and Fujitsu, formed the Digital Display Working Group to define such a specification based on our technology. In April 1999, the DDWG published the Digital Visual Interface specification, which defines a high-speed; synchronous data communications link between host systems and digital displays. The formation of the DDWG and the release of the DVI specification have accelerated the shift of display technology to digital.

    Our key products are based on our PanelLink digital interface technology and Digital Visual Controller architecture. PanelLink technology is our proprietary implementation of the DVI specification. The DVC architecture is our platform for developing controllers that integrate PanelLink receiver technology with additional functionality to enable low-cost, intelligent displays for the mass market. Our high-bandwidth, highly integrated solutions eliminate the need for analog technology in host systems and displays, improve image quality and allow display manufacturers to increase the functionality of their products.

INDUSTRY BACKGROUND

    Two prominent trends in the electronics industry are the increasing demand for bandwidth and the transition of electronic systems from analog to digital. Bandwidth, which is often measured in terms of megabits per second, represents the amount of data that can be transmitted across a medium in a given period of time. In attempts to address the increasing demand for bandwidth, new communications standards such as Fast Ethernet, SONET and Fibre Channel have been adopted, and new classes of communications semiconductors have been developed to implement these standards. The second trend, the shift from analog to digital, has made information easier to reliably store, transmit and manipulate. It has also reduced manufacturing costs, improved quality and enhanced functionality through the addition of new features that were unavailable or not practical with analog solutions. For example, many features, such as messaging, paging and security, became more feasible as wireless phones from analog to digital.

    As with wireless phones, significant benefits can be achieved by replacing analog displays with digital displays. To enable this transition, displays require digital communication with the host system. Until recently, however, there was no commercially viable standard that addressed the challenges of enabling digital communications between host systems, such as PCs, set-top boxes and DVD players, and video displays, such as flat panel displays and CRTs. A principal reason that such a standard did not exist was the substantial technical challenge of developing a cost-effective high-bandwidth solution capable of transmitting data at the multi-gigabit rates needed to link the host system to a high-resolution display. This rate is 50 times faster than Fast Ethernet and 500 times faster than cable modems. In the absence of a digital standard, host systems, though processing data in digital form, have been forced to convert that data to analog form before transmitting it to the display. Consequently, the functionality of display devices has changed little since the introduction of analog cathode ray tubes.

    Recognizing the need for a cost-effective, high-bandwidth digital display solution, Silicon Image developed a digital interconnect technology and began shipping semiconductor products for digital displays in 1997. To provide a worldwide, open specification for an all-digital display solution, Silicon Image, together with Intel, Compaq, IBM, Hewlett-Packard, NEC and Fujitsu, formed the Digital Display Working Group to define such a specification based on Silicon Image's technology. In April 1999, the DDWG published the Digital Visual Interface specification, which defines a high-speed synchronous data communication link between host systems and displays. Silicon Image authored major portions of the DVI specification. Today, over 50 companies, including systems manufacturers, graphics semiconductor companies and monitor manufacturers are participants in the DDWG, and many are developing hardware and software products designed to be compliant with the DVI specification.

                   DDWG MEMBERSHIP
                    DDWG PROMOTERS
 Compaq    Hewlett-Packard   Intel      Silicon Image
 Fujitsu   IBM               NEC

                                                    DDWG PARTICIPANTS

    HOST SYSTEM         ADD-IN BOARD            DISPLAY            PROJECTOR         SEMICONDUCTOR            OTHER
 Apple Computer      ATI Technologies     Amtran Technology    Lightware          Analog Devices       Amphenol
 Gateway             AVED Display         Daewoo Electronics   Proxima            Ardent               Aurora Systems
 MaxVision           ELSA AG              FED Corporation      Sanyo Electric     Technologies         Foxconn (Hon Hai)
 Multi Q             I-O Data             Hitachi              Seiko Epson        Avance Logic         Precision
 Toshiba             Number Nine          Hosiden                                 Chrontel             JAE Electronics
                     S3                   LG Electronics                          Innovative           Joinsoon Electronic
                     STB Systems          EIZO Nanao                              Semiconductors       MNC International
                     VMIC                 Nokia Display                           Pixel Fusion         Molex Incorporated
                                          Philips Monitors                        Pixelworks           Rainbow Optics
                                          Princeton Graphics                      Real 3D              Tai-Sol Electronics
                                          Van Koevering                           Rendition
                                          Xerox                                   Sage
                                                                                  Silicon Magic
                                                                                  Silicon Motion
                                                                                  SP3D Chip Design

    The formation of the DDWG and the release of the DVI specification have accelerated the shift of display technology to digital. The market research firm DisplaySearch projects that the number of desktop LCD monitors shipped annually will grow from four million units in 1999 to 18 million units in 2003. DisplaySearch further estimates that the digital interface will rapidly gain market share over analog for desktop LCDs, from 18% in the first quarter of 1999 to 82% in the first quarter of 2001. In addition, three of the five largest desktop CRT manufacturers are developing digital CRTs compliant with the DVI specification. According to Stanford Resources, Inc., the overall market for desktop CRTs will grow from 88 million units in 1999 to 123 million units in 2003. In response to projected growth in the market for digital displays, manufacturers are seeking to differentiate their products by adding functionality and intelligence to their displays. Consequently, these companies are looking for integrated semiconductor solutions that combine high-speed digital communications technology with the functionality required to enable intelligent displays for the mass market.

THE SILICON IMAGE SOLUTION

    Silicon Image designs, develops and markets semiconductor solutions for high-speed digital communications. Our technology is designed for applications that require cost-effective, high-bandwidth integrated solutions for data transmission, such as the local interconnect between host systems and digital displays, high-speed networking and data storage. Our initial products enable host systems to transmit digital video data and allow displays to receive and manipulate digital video data.

    Our key products are based on our PanelLink digital interface technology and Digital Visual Controller architecture. PanelLink technology is our proprietary implementation of the DVI specification to provide a high-speed, synchronous digital link between hosts and digital displays. The DVC architecture is our platform for developing controllers which integrate PanelLink receiver technology with additional functionality to enable intelligent displays for the mass market. Key features of our solution include:

    - HIGH-SPEED INTERFACE. Our PanelLink technology transmits data over three high-speed serial channels at up to 1.67 gigabits per second per channel for an aggregate bandwidth of approximately five gigabits per second. PanelLink technology supports such speeds over twisted-pair copper wire at distances of up to 10 meters and permits direct coupling with fiber optic interconnect modules for longer distance data transmission.

                              [PanelLink Diagram]

                      [Description of graphics on page 33]

    This graphic is entitled "Silicon Image Solution." The graphic depicts a small three-dimensional rectangle connected to a large three-dimensional rectangle. The small rectangle is labeled "Host." Inside the small rectangle is a cube labeled "Tx." The large rectangle is labeled "All Digital Display." Inside the large rectangle is an oval. The oval is labeled "DVC Architecture." A three-dimensional triangle points to the label "DVC Architecture." Inside the triangle is the phrase "Integration + Intelligence -- > New Functionality." Inside the oval is a cube labeled "Rx." Above the cube is a three-dimensional rectangle labeled "Firmware." Below the cube is a three-dimensional rectangle labeled "Refresh buffer." The cube and the rectangle labeled "Refresh buffer" are connected by a bi-directional arrow. To the right of the cube is a three-dimensional rectangle that is divided horizontally into three parts. The three parts, from top to bottom, are labeled "Display Logic," "DAC" and "Image Processing." To the right of the rectangle is a three-dimensional rectangle labeled "Display Control." To the right of the rectangle labeled "Display Control" and outside the oval is a cube labeled "Display." The small three-dimensional rectangle labeled "Host" is connected to the large three-dimensional rectangle labeled "All Digital Display" by three arrows. Above and below the arrows are series of zeroes and ones. Superimposed on top of the arrows is Silicon Image's PanelLink Technology logo. To the right of the logo is the label "PanelLink Digital." A box surrounds the three arrows connects the small rectangle labeled "Host" and the large rectangle labeled "All Digital Display." The box surrounding the arrows overlaps with the small rectangle and the large rectangle. In the small rectangle, the cube labeled "Tx" is also inside the box containing the arrows. In the large rectangle, the cube labeled "Rx" is also inside the box containing the arrows.

    - LOW COST OF SYSTEM IMPLEMENTATION. PanelLink technology operates at full speed over inexpensive twisted-pair copper wire. In addition, our products are manufactured using cost-effective standard foundry CMOS processes and low-cost plastic packaging. Our all-digital interconnect solution eliminates the need for additional components currently required in digital displays to convert data from analog to digital and to remove errors associated with the conversion.

    - SYSTEM LEVEL INTEGRATION. Our solution combines high-speed digital communication technology with system-level functionality, including digital image processing and display control. Furthermore, our DVC architecture and the use of CMOS manufacturing processes simplify the integration of additional functionality.

    - SCALABILITY. We offer products that support the entire range of standard display resolutions, from VGA (640 x 480 pixels) to UXGA (1600 x 1200 pixels). Support for these resolutions requires our solution to transmit and receive data at speeds ranging from 250 megabits to 1.65 gigabits per second per channel.

    Our solution enables our customers to introduce digital display products, thereby eliminating the need for analog technology in both the host system and display. This provides a number of benefits to our customers:

    - LOWER COST FOR MASS MARKET ADOPTION. The low cost of implementing our PanelLink technology helps our customers offer intelligent displays targeting the consumer market.

    - EASE OF USE. Use of our end-to-end all-digital solution enables "plug and play" connection of any display to any host system.

    - IMPROVED VISUAL EXPERIENCE. Our high-bandwidth solution enables the transmission of data-intensive video images in digital form, without degradation of image quality. Because our solution is all-digital, it eliminates the errors associated with the use of an analog interface, such as flicker, fuzziness and color variation.

    - ABILITY TO ADD NEW FEATURES AND DIFFERENTIATE PRODUCTS. Our technology enables our customers to add new features and functionality to their displays and to offer differentiated products. For example, one of our existing products enables image quality to be directly controlled in the display rather than in the host system. In addition, our products are programmable, allowing our customers to configure image processing and user interface functions.

    - ACCELERATED TIME TO MARKET. By using our products instead of developing solutions internally, our customers can shorten their design time for digital display products. Our products feature integrated system-level functionality, which simplifies the design of digital displays.

SILICON IMAGE STRATEGY

    Our objective is to be a leading provider of semiconductor solutions that enable high-speed digital communications and optimize cost per bandwidth across targeted communications markets. Key elements of our strategy are to:

    TARGET THE DISPLAY MARKET FIRST

    While our technologies are applicable to solving the bandwidth needs of multiple markets, we have initially chosen to focus our efforts on being the leading provider of high-bandwidth solutions for the large and rapidly growing digital display market. Relative to other data communication applications, the digital display interface demands a particularly high-speed, low cost solution that operates over a wide range of transmission speeds. Our technology effectively addresses these demands and incorporates many additional features and capabilities. Companies shipping displays which incorporate our products include Apple, Compaq, Fujitsu, Gateway, Hitachi, IBM, LG, NEC, Samsung, Sanyo, Tatung and ViewSonic.

    PROMOTE OPEN INDUSTRY STANDARDS

    We believe that the widespread acceptance of the DVI specification and subsequent enhancements to this specification will lead to broader market penetration of digital displays in many different applications, help us maintain our leadership position and create new opportunities for us. We are one of the seven founding members of the DDWG and a member of its governing board. We authored major portions of the DVI specification and developed the core technology upon which the specification is based. We intend to continue to actively participate in defining and promoting open industry standards. We believe that our participation will provide us with valuable insight and relationships and assist us in rapidly bringing new standards-based products to market.

    DRIVE BROAD ADOPTION OF DIGITAL-READY HOST SYSTEMS

    We believe that broad adoption of digital-ready host systems will drive the widespread transition to all-digital displays. Accordingly, we aggressively market our host-based transmitter products and promote the adoption of the DVI specification, in order to expand the market for our receiver and display controller products. To date, we have shipped over 3.5 million units of our PanelLink transmitter products. In the PC industry, we have achieved transmitter design wins with leading OEMs, including Compaq, Fujitsu, Hitachi and NEC, and with makers of video graphics accelerators, including ATI Technologies and Intel. While continuing to focus on the PC industry, we intend to follow a similar strategy for other host systems, such as set-top boxes, game consoles and DVD players.

    INCREASE THE INTELLIGENCE OF DISPLAYS THROUGH HIGHLY INTEGRATED RECEIVER
     SOLUTIONS

    We believe the conversion to end-to-end digital displays allows a significant amount of functionality to shift from the host system to the display and the addition of new capabilities to the display. Our display controllers integrate additional functionality with our receiver technology to enable a new class of intelligent displays and allow display vendors to differentiate and increase the value of their products. We are focusing a substantial amount of our product development, marketing and sales efforts on DVI-compliant display controllers.

    MAINTAIN TECHNOLOGY LEADERSHIP

    We are the inventor of the technology upon which the DVI specification is based and have substantial experience in the design, manufacture and deployment of semiconductor products incorporating this high-speed data communications technology. We are developing our fourth generation of transmitter and receiver products and believe that this experience provides us with significant competitive advantages. In particular, our broadband clock and data recovery technology in our receivers exceeds the reliability specifications established in various multi-gigabit communication standards. The advanced nature of our high-speed digital design allows us to integrate significant system-level functionality with high-speed communications capabilities using industry-standard, low-cost CMOS processes. We intend to continue to focus significant resources on maintaining and extending our technology leadership.

    PENETRATE NEW MARKETS AND APPLICATIONS

    We intend to use our core technical competencies and relationships with key partners and customers to develop solutions for additional markets. We believe our technology is well suited to many applications requiring high bandwidth and system level integration. To address these opportunities, we are focusing on developing products and technologies for new markets, primarily the gigabit networking and high-speed serial interface storage markets.

STRATEGIC RELATIONSHIPS

    As part of our business strategy, we have established strategic relationships with certain key customers and partners.

    INTEL RELATIONSHIP

    In September 1998, Silicon Image entered into an agreement with Intel Corporation to work together to develop and promote adoption by the PC industry of a complete digital display interface based on our PanelLink technology. As part of the strategic relationship, Intel became an equity investor in Silicon Image and the companies entered into a patent cross license and other agreements. See "Certain Transactions--Transactions with Intel and Its Subsidiary, Chips and Technologies."

    DIGITAL DISPLAY WORKING GROUP

    Silicon Image, together with Intel, Compaq, IBM, Hewlett-Packard, NEC and Fujitsu, announced the formation of the DDWG in October 1998. Subsequently, the parties entered into a Promoter's Agreement in which they agreed to:

    - define, establish and support the DVI specification, an open industry specification for an all-digital display solution;

    - encourage broad and open industry adoption of the DVI specification, in part by creating an implementer's forum that others may join in order to receive information and support relating to the DVI specification; and

    - invite third parties to enter into a Participant's Agreement in order to consult on the content, feasibility and other aspects of the DVI specification.

    JOINT DEVELOPMENT OF DIGITAL CRTS

    In the first half of 1999, we entered into agreements with Acer, ADI Corp. and Samsung, three of the world's top five CRT monitor manufacturers. These agreements call for the joint development and testing of CRTs incorporating DVI-compliant semiconductors to be designed by us.

    BRANDING RELATIONSHIPS

    Currently, we have branding relationships with Compaq, NEC and Sharp. In exchange for rebates or other consideration, these manufacturers use the PanelLink brand on their products, product boxes, product collateral and web sites.

MARKETS

    Our current target markets consist of host systems, including PCs, set-top boxes and DVD players, and displays, including flat panel displays and CRTs. In addition, we believe our technologies are well suited to new markets such as high-speed networking and storage applications.

HOST SYSTEMS

    PERSONAL COMPUTERS

    Dataquest projects that the desktop personal computer market will grow from 89 million units in 1999 to 150 million units in 2003. Several large PC manufacturers, including Compaq, Fujitsu, Hitachi and IBM, are shipping digital-ready desktop PCs which incorporate our semiconductor products. Based on the number of transmitters we have shipped, we estimate that more than three million digital-ready PCs have shipped over the last 18 months.

    Dataquest projects that the notebook PC market will grow from 17 million units in 1999 to 29 million units in 2003. We believe that there are two opportunities for DVI-compliant digital interfaces in the notebook PC market: replacement of the external analog video-out interface and replacement of the internal interface to the notebook display.

    SET-TOP BOXES AND DVD PLAYERS

    Selantek Market Research projects that the digital set-top box market will grow from 19 million units in 1999 to 56 million units in 2002. High definition content is driving the demand for higher quality displays, such as HDTVs based on CRTs, digital projectors and flat panel displays. The interface to such a high definition display/television requires a digital link that provides high-bandwidth data transmission in order to preserve the digital image quality. While no digital interface specification has been defined, the DVI specification is well-suited to the needs of this market. We believe there is a significant opportunity for DVI-compliant transmitter products in this market. We also believe that DVD players would similarly benefit from a single digital interface standard. Selantek Market Research projects that the DVD player market will grow from four million units in 1999 to 25 million units in 2003.

DISPLAYS

    DISPLAYS FOR DESKTOP COMPUTERS

    Stanford Resources, Inc. projects that the market for desktop CRTs will grow from 88 million units in 1999 to 123 million in 2003. The DVI specification is designed to enable digital CRTs. CRT manufacturers Acer, ADI Corp. and Samsung, which Stanford Resources, Inc. estimates together shipped over 18 million analog CRTs in 1998, are developing DVI-compliant digital CRTs. ViewSonic, a monitor integrator, has also announced plans to market DVI-compliant digital CRTs.

    DisplaySearch projects that the market for desktop LCDs will grow from nearly four million units in 1999 to 18 million units in 2003. DisplaySearch further projects that the digital interface will rapidly gain market share over analog for desktop LCDs, from 18% in the first quarter of 1999 to 82% in the first quarter of 2001.

    PC manufacturers have recently begun to integrate graphics processing capabilities with other system functions. We believe this trend creates an opportunity for digital display OEMs to increasingly shift scaling, video processing and other functions from the PC to the display. Thus, we believe that the market growth for digital desktop displays, as well as the trend towards image processing in the display, provides a significant market opportunity for DVI-compliant display controller products.

    DISPLAYS FOR HDTV SYSTEMS

    Stanford Resources, Inc. projects that the market for wide format display systems, including HDTV display systems, will grow from eight million units in 1999 to over 14 million units in 2003. We believe HDTV systems will benefit from use of a digital interface and all-digital image processing.

    DISPLAYS FOR OTHER APPLICATIONS

    In addition to PC applications, LCD displays are used in automobile navigation, industrial displays, kiosks and point-of-sale displays. DisplaySearch projects that these combined markets will grow from 8.1 million units in 1998 to 29.9 million units in 2002. Currently these displays use a variety of interfaces. We believe the markets for these displays would benefit from a single industry standard digital interface. We believe that the DVI specification can address the interface requirements of these markets.

HIGH-SPEED NETWORKING AND STORAGE APPLICATIONS

    Dataquest projects that the overall number of Gigabit Ethernet ports will grow from over two million in 1999 to over 22 million in 2003. Dataquest also projects that the market for high-bandwidth hard disk drive solutions, which use high-speed interfaces such as Serial ATA and Fibre Channel, will grow from 1.5 million units in 1999 to over 114 million units in 2003. Our core technology allows data transmission at 1.67 gigabits per second over twisted-pair copper wire in display applications. We believe our technology is well-suited to address the high-bandwidth requirements of the gigabit networking and high-speed serial interface storage markets.

CUSTOMERS

    We have achieved design wins with many leading host system and display manufacturers. To date, we have shipped over four million semiconductor devices, including transmitters, receivers and controllers. Our products have been designed into host systems and displays from a number of companies including:

       HOST SYSTEM COMPANIES                                   DISPLAY SYSTEM COMPANIES
-----------------------------------   -----------------------------------   -----------------------------------
  PCs                                 LCD Displays                          Projectors
    Acer*                             Acer*                                 Compaq
    Compaq                            Apple                                 CTX*
    Fujitsu                           Compaq                                NEC
    Hitachi                           Fujitsu                               Proxima
    IBM                               Gateway                               Sanyo
    Mitac*                            Hitachi                               Sharp
    NEC                               IBM                                   -----------------------------------
    Sharp                             LG Electronics*                       LCD Panels
    Toshiba                           Matsushita                            LG LCD
-----------------------------------   Mitac*                                Samsung
  Graphics Add-in Boards              NEC                                   Toshiba
    ATI                               Princeton Graphics
    Diamond Multimedia                Samsung Electronics*
    Elsa                              ViewSonic
    Leadtek
    Matrox
    Number Nine
    3Dlabs

    * These companies sell unbranded products to other companies which incorporate our products.

    We focus our sales and marketing efforts on achieving design wins with leading host system and display OEMs. In most cases, these OEMs outsource manufacturing functions to third parties. Therefore, once we have won the design, we typically help these third party manufacturers rapidly bring the design to production. Once the design is complete, we sell our products to these third party manufacturers either directly or indirectly through distributors. In 1998, sales to Mitac, a third party manufacturer, accounted for 54% of our total revenues, and ATI, a leading graphics board manufacturer, accounted for 12% of our total revenues. These manufacturers are significant suppliers to Compaq, with whom we had a major design win for our transmitter in 1998. For the six month period ended June 30, 1999, Mitac accounted for 13% of our total revenues, Kanematsu, a Japanese distributor, accounted for 13% of our total revenues and Microtek, a Japanese distributor, accounted for 11% of our total revenues. For a description of the risk of our customer concentration, see "Risk Factors--We depend on a few key customers and the loss of any of them could significantly reduce our revenues."

    Recently, the percentage of our revenues attributable to sales through distributors has increased substantially. Much of this increase reflects design wins with new OEMs which rely on third-party manufacturers or distributors to provide inventory management and purchasing functions. See "Risk Factors--Our increasing dependence on selling through distributors increases the risks and complexity of our business."

PRODUCTS

    Silicon Image designs, develops and markets semiconductor solutions for high-speed digital communications. We have chosen to focus initially on the digital display market because it is a rapidly growing and potentially large market in which we are a technology leader. All of our current products are manufactured using low-cost, standard foundry CMOS processes at TSMC in Taiwan. In addition to our primary products, we develop and sell reference design kits that represent application examples for incorporation of our products into our customers' equipment. By providing these reference design kits, we can assist the manufacturer in achieving easier and faster transitions from initial prototype designs through final production releases. Our primary product lines are transmitters for host systems and receivers and display controllers for displays.

HOST SYSTEM PRODUCTS

    Our PanelLink transmitters reside in the host system and take digital video data from a graphics source, convert it to DVI-compliant digital output and transmit that output to a receiver in the display. We market discrete transmitters to manufacturers of PC motherboards, graphics boards and other applications such as point-of-sale terminal systems. Our transmitters operate at bandwidths from 0.75 to five gigabits per second, supporting resolutions from VGA to UXGA. Our transmitters directly interface with video graphics processors from companies such as 3Dfx, 3Dlabs, ATI, Intel, Matrox, nVidia, S3 and Trident and have been included in PC systems from leading companies such as Compaq, Fujitsu and NEC. As part of our strategy to drive the broad adoption of digital-ready host systems, we have licensed our transmitter technology to other semiconductor companies and we intend to do so in the future.

    Our host system products are:

----------------------------------------------------------------------------------------------------------------

                                                PANELLINK TRANSMITTERS
                               MAXIMUM                 MAXIMUM                  TARGET               INTRODUCTION
       PRODUCT                RESOLUTION              BANDWIDTH                MARKETS                   DATE
 SiI 100 Tx             XGA                     2.04 Gbps               Point-of-sale           Q2 1997
                                                                        terminals
 SiI 140 Tx             high-refresh XGA        2.58 Gbps               PC motherboards and     Q4 1997
                                                                        add-in boards
 SiI 150 Tx             SXGA                    3.36 Gbps               PC motherboards, add-   Q3 1998
                                                                        in boards and flat
                                                                        panel displays
 SiI 154 Tx             SXGA                    3.36 Gbps               PC motherboards and     Q1 1999
                                                                        add-in boards
 SiI 164 Tx             UXGA                    5 Gbps                  PC motherboards and     Q3 1999*
                                                                        add-in boards

*   Anticipated introduction date.

DISPLAY SYSTEM PRODUCTS

    We have three families of display products: PanelLink receivers, Digital Visual Controllers and Intelligent Panel Controllers.

    PANELLINK RECEIVERS

    Our PanelLink receivers reside in the display and receive DVI-compliant input and restore the digital video data. We market receivers to manufacturers of flat panel displays, CRTs, projectors and point-of-sale terminals. Our receivers operate at bandwidths from 0.75 to 5 Gbps, supporting resolutions from VGA to UXGA. To ensure reliable data transmission, our receivers have been designed to exceed many of technical requirements of the DVI specification, such as having a lower pixel error rate than the DVI specification. Our receivers have been included in display systems from leading manufacturers such as Compaq, Fujitsu, Hitachi, IBM, NEC, Toshiba and ViewSonic.

    Our receiver products are:

-----------------------------------------------------------------------------------------------------------------

                                                  PANELLINK RECEIVERS
                               MAXIMUM                 MAXIMUM                  TARGET               INTRODUCTION
       PRODUCT                RESOLUTION              BANDWIDTH                MARKETS                   DATE
 SiI 101 Rx             XGA                     2.04 Gbps               Point-of-sale           Q2 1997
                                                                        terminals
 SiI 141 Rx             high-refresh XGA        2.58 Gbps               PC motherboards and     Q4 1997
                                                                        add-in boards
 SiI 151 Rx             SXGA                    3.36 Gbps               Flat panel displays     Q3 1998
 SiI 161 Rx             UXGA                    5 Gbps                  PC motherboards and     Q4 1999*
                                                                        add-in boards

*    Anticipated introduction date

    DIGITAL VISUAL CONTROLLERS

    To enable intelligent displays and consistently deliver a high-quality digital visual experience, we have developed the Digital Visual Controller architecture. The DVC architecture is our platform for development of system-level semiconductors that can deliver value-added functionality to our display customers. Our DVC architecture includes three functional layers:

    [Insert Picture]

                      [Description of graphics on page 40]

    This graphic is entitled "Digital Visual Controller-TM- Architecture." The left side of the graphic contains graphical representations of a personal computer, a notebook computer and a DVD player. These representations are arranged vertically. Each representation is labeled as follows: "PC," "Notebook" and "DVD." An arrow points from the three graphics to a rectangle labeled "PanelLink." Above the rectangle is Silicon Image's PanelLink Technology logo. To the right of the logo is the phrase "PanelLink Digital." The rectangle labeled "PanelLink" is connected on the right side to another rectangle labeled "PixelPrecision Processing." Above the rectangle is Silicon Image's PixelPrecision logo. The rectangle labeled "PixelPrecision Processing" is connected on the right side to another rectangle labeled "Display Adaption." The "Display Adaption" rectangle extends above and below the "PixelPrecision Processing" rectangle. A small rectangle labeled "Flat Panel Monitor" is connected to the upper right side of the "Display Adaption" rectangle. An arrow extends from the right of the "Flat Panel Monitor" rectangle to a graphical representation of a flat panel display labeled "LCD Monitor." A small rectangle labeled "Micro Display" is connected to the middle of the right side of the "Display Adaption" rectangle. An arrow extends from the right of the "Micro Display" rectangle to a graphic labeled "Projector." A small rectangle labeled "Digital CRT" is connected to the lower right side of the "Display Adaption" rectangle. An arrow extends from the right of the "Digital CRT" rectangle to a graphical representation of a digital CRT monitor labeled "Digital CRT."

    - THE INTERFACE LAYER. This allows the display to receive digital data from any DVI-compliant host system. This layer includes our PanelLink receiver technology. We anticipate that in the future this layer will support additional input and output capabilities to allow the display to communicate with the host system or other peripherals.

    - THE DIGITAL VIDEO PROCESSING LAYER. This includes our PixelPrecision, all-digital, image processing technology for functions such as scaling and on-screen display. This layer takes advantage of the reliable digital data delivered from the host system across the PanelLink interface to produce high image quality at low cost when compared to competing solutions. We anticipate that in the future this layer will contain functions such as frame rate conversion and support for multiple video streams.

    - THE DISPLAY ADAPTION LAYER. This layer formats and optimizes the output from the Digital Video Processing Layer for use on multiple display types, such as LCDs and CRTs. Our development plans are to support additional display types such as plasma displays and micro displays.

    DVCS FOR FLAT PANEL DISPLAYS. In June 1999, we announced the SiI 801-- the first product implementing our DVC architecture. The SiI 801 is designed specifically for high-volume, XGA resolution, flat panel displays. With the SiI 801, a flat panel display supports a full range of digital input resolutions from VGA to XGA, while scaling the input resolutions to the full XGA resolution of the display, for a high-quality, full-screen visual experience. The SiI 801 is the first single-chip solution that provides all the necessary interface, image processing and control functions required for an all-digital flat panel display. In the third quarter of 1999, we expect to introduce the SiI 851, which is designed to support input resolutions up to SXGA and to enhance the functionality of our Display Adaption Layer. As single-chip solutions, our DVCs for flat panel displays lower overall cost, increase reliability, occupy less board space and simplify board design and layout. Our DVCs are included in displays from leading manufacturers such as Compaq and NEC.

    DVCS FOR CRTS. During the first half of 1999, we signed agreements with several leading CRT manufacturers providing for close collaboration in the design and development of digital CRTs. Using the DVC architecture, we are focusing on developing products to enable DVI-compliant digital CRTs.

    Our DVC products are:

-----------------------------------------------------------------------------------------------------------------

                                            DIGITAL VISUAL CONTROLLER (DVC)

                         MAXIMUM             MAXIMUM                                  TARGET           INTRODUCTION
     PRODUCT            RESOLUTION          BANDWIDTH          KEY FEATURES          MARKETS               DATE
 SiI 801 DVC        XGA                 2.58 Gbps           - Scaling           Flat panel          Q2 1999
                                                            - On-screen         displays
                                                            display
                                                            - Power
                                                            management
 SiI 851 DVC        SXGA                3.36 Gbps           - Scaling           Flat panel          Q4 1999*
                                                            - On-screen         displays
                                                            display
                                                            - Power
                                                            management
                                                            - Gamma
                                                            correction
                                                            - Dithering
 SiI 901 DVC        UXGA                5 Gbps              - Integrated        Digital CRT         Q4 1999*
                                                            digital-            Progressive scan
                                                            to-analog           TV
                                                            converter

*    Anticipated introduction date.

    INTELLIGENT PANEL CONTROLLERS

    Our IPCs reside on the LCD module and receive DVI-compliant digital input or LVDS digital input (which is commonly used in notebook PCs), restore the video data format and directly interface with LCD module electronics. In addition, our IPC products contain functionality which simplifies the design of LCD modules by providing programmable timing controls, and support resolutions from VGA to XGA. We market IPCs to manufacturers of LCDs for use in notebook and flat panel displays.

    Our panel controller products are:

-----------------------------------------------------------------------------------------------------------------

                                          INTELLIGENT PANEL CONTROLLER (IPC)

                         MAXIMUM             MAXIMUM                                  TARGET           INTRODUCTION
     PRODUCT            RESOLUTION          BANDWIDTH          KEY FEATURES          MARKETS               DATE
 SiI 201 IPC        XGA                 2.04 Gbps           - PanelLink         LCDs for notebook   Q3 1998
                                                            Receiver            PCs and flat panel
                                                            - LCD timing        displays
                                                            controller
 SiI 211 IPC        XGA                 2.94 Gbps           - LVDS Receiver     LCDs for notebook   Q4 1999*
                                                            - LCD timing        PCs and flat panel
                                                            controller          displays

*   Anticipated introduction date.

SILICON IMAGE TECHNOLOGY

    We believe that our key technical competencies are our high-speed serial link technology, semiconductor design expertise, display systems expertise and high-speed applications expertise.

    HIGH-SPEED SERIAL LINK TECHNOLOGY

    Serial link technology is the basis for the physical layer of several data communication protocols, including Ethernet, Fibre Channel and Asynchronous Transfer Mode. Our high-speed serial link technology is based on proprietary oversampling and parallel data recovery algorithms which are implemented using a digital phase-locked loop combined with a unique phase detecting and tracking method. These circuit techniques allow for mostly digital implementation of a high-speed serial link that can be manufactured using standard CMOS processes. We can readily apply our high-speed serial link technology to all three clocking methods currently used in communications systems: synchronous, asynchronous, and plesiochronous. Synchronous systems are appropriate for short-range communication links such as computer I/O devices and backplane buses. Asynchronous systems are appropriate for mid- to long-range communication links. Plesiochronous systems are appropriate for applications such as processor-to-processor links and general I/O where the sender and the receiver operate at slightly different clock frequencies.

    HIGH-SPEED SEMICONDUCTOR DESIGN EXPERTISE

    Our circuit designers are skilled in the design of high-speed, low-power and mixed-signal CMOS semiconductors. We use advanced design techniques, including low-power serializer, current mode driver and common mode canceler, to develop high-bandwidth, system-level semiconductors which can be manufactured using conventional low-cost packages and can transmit and receive data using inexpensive cables and connectors. Our design methodology combines logic synthesis and full-custom mixed-signal design, allowing us to develop small, cost-effective semiconductor solutions.

    DISPLAY SYSTEMS EXPERTISE

    Our display systems expertise ranges from display technology, driver and system design to display processing, testing and system integration. In addition to experience in existing display technologies, our active involvement within the display community contributes to our understanding of emerging display technologies.

    HIGH-SPEED APPLICATIONS EXPERTISE

    We have developed extensive expertise, at the semiconductor and system design levels, in solving problems related to designing systems using high-speed semiconductor devices such as electromagnetic compliance. Our expertise in solving electromagnetic compliance-related problems enables us to make our semiconductor products easier for our customers to design into their systems. In addition to providing semiconductor solutions, we assist our customers throughout the system design process, enabling them to reduce their time-to-market.

RESEARCH AND DEVELOPMENT

    We have assembled a core team of engineers and technologists who have extensive experience in the areas of high-speed circuit design, digital imaging and LCD panels and LCD panel electronics. As of June 30, 1999, we had 23 employees in the engineering department, including 13 with Ph.Ds. These engineers are involved in advancing our PanelLink technology and adding new features and functionality to our host system and display products.

    Some of our key technology is developed by academic researchers at Seoul National University in Korea whom we have retained as consultants. These researchers operate under the direction of Dr. Jeong, a founder of Silicon Image and our Chief Technical Adviser. Significant portions of our high-speed serial link technology were developed under the direction of Dr. Jeong. He continues to direct our research and development efforts in Korea which focus on applying our core technology to new markets, such as high-speed networking and storage.

    We have invested, and expect that we will continue to invest, significant funds on research and development activities. Our research and development expenses were approximately $1.3 million in 1996, $3.2 million in 1997, $4.5 million in 1998 and $3.1 million in the first six months of 1999. For more information regarding the risks of our research and development efforts, see "Risk Factors--We may not be able to develop new products in a timely manner" and "--Our dependence on academic researchers located in Korea could adversely affect our ability to develop and protect key technology."

SALES AND MARKETING

    We sell our products through a direct sales force and indirectly through distributors and manufacturer's representatives. As of June 30, 1999, our sales and marketing organizations included 23 employees in North America, Europe and Asia, and our network of distributors and manufacturer's representatives included seven in Asia, seven in Europe and four in North America.

    Our sales and marketing strategy is to achieve design wins with key industry leaders to help accelerate both the adoption of the DVI specification in host systems and the conversion to end-to-end digital display systems. We believe that superior field applications and engineering support are key to building long-term relationships with leading OEMs and third-party manufacturers. Sales personnel and applications engineers are dedicated to key customers to promote close communication and provide a high-level of technical support.

    Our marketing efforts focus primarily on promoting adoption of the DVI specification, working closely with other DDWG members, participating in industry trade shows and forums, and entering into branding relationships to build awareness of the PanelLink brand.

MANUFACTURING

    WAFER FABRICATION

    Our semiconductor products are fabricated using standard CMOS processes, which permits us to engage independent wafer foundries to fabricate our semiconductors. By outsourcing our manufacturing requirements, we are able to avoid the high cost of owning and operating a semiconductor wafer fabrication facility. This allows us to focus our resources on the design and marketing of our products. We currently outsource all of our wafer manufacturing to TSMC. However, we do not have a long-term agreement with TSMC. If TSMC were unable or unwilling to meet our requirements, our business would be seriously harmed. See "Risk Factors--We depend on a single third-party wafer foundry to manufacture all of our products" and "--Our semiconductor products are complex and are difficult to manufacture cost-effectively."

    Our devices are currently fabricated using both 0.5 micron, double-layer metal and 0.35 micron, triple-layer metal processes. We continuously evaluate the benefits and feasibility of migrating to a smaller geometry process technology in order to reduce costs and improve performance.

    ASSEMBLY AND TEST

    After wafer fabrication, die are assembled into packages and the finished products are tested. Our products are designed to use low-cost standard packages and to be tested with widely-available semiconductor test equipment. We outsource all of our packaging and test requirements to Anam in Korea and ASE in Taiwan and California. For a description of risks presented by our dependence on third-party subcontractors, see "Risk Factors--We depend on third-party subcontractors for assembly and test."

    The high-speed nature of our products makes it difficult to perform wafer probe testing cost-effectively. Since the fabrication yields of our products have historically been high and the costs of our packaging have historically been low, we do not perform wafer probe testing before our die are packaged. This means that faulty die are not discovered until after they have been packaged. Our operations personnel closely review the process control monitor information provided to us by our foundry. To ensure quality, we have firmly established guidelines for rejecting wafers with PCM data we consider unacceptable. To date, bypassing wafer probe testing has not caused us to experience higher final test failures or lower yields. However, lack of wafer probe testing could have adverse effects in case there are problems with the wafer processing. See "Risk Factors--Our semiconductor products are complex and are difficult to manufacture cost-effectively."

    QUALITY ASSURANCE

    We focus on product quality through all stages of the design and manufacturing process. Our designs are subjected to in-depth circuit simulation at temperature, voltage and processing extremes before being committed to silicon. We pre-qualify each of our subcontractors. This pre-qualification process consists of a series of industry standard environmental product stress tests, as well as an audit and analysis of the subcontractor's quality system and manufacturing capability. We also participate in quality and reliability monitoring through each stage of the production cycle by reviewing electrical parametric data from our wafer foundry and assembly subcontractors. We closely monitor wafer foundry production to ensure consistent overall quality, reliability and yield levels. The facilities of our independent foundry and assembly and test subcontractors have achieved ISO 9000 certification.

INTELLECTUAL PROPERTY

    Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technologies. We have been issued four United States patents. We have filed 17 additional United States patent applications. Three of these 17 applications have been allowed by the U.S. Patent and Trademark Office. We cannot assure you that any valid patent will issue as a result of any applications or, if issued, that any claims allowed will be sufficiently broad to protect our technology. We also generally control access to and distribution of our documentation and other proprietary information. Despite our precautions, it may be possible for a third party to copy or otherwise obtain and use our products, or technology without authorization, develop similar technology independently or design around our patents. See "Risk Factors--We may be unable to adequately protect our intellectual property."

    A significant portion of our technology is developed by consultants based in Korea. While our agreements with these consultants provide for the assignment of all intellectual property rights in their work product to us, Korean law may not effectively provide the same level of protection of our intellectual property rights as United States law. Effective copyright, trademark and trade secret protection may be unavailable or limited in foreign countries. See "Risk Factors--Our dependence on academic researchers located in Korea could adversely affect our ability to develop and protect key technology."

    Our participation in the DDWG requires that we grant the right to others to use specific elements of our intellectual property in implementing the DVI specification in their products at no cost, in exchange for an identical right to use specific elements of their intellectual property for this purpose. We agreed to grant these rights in order to promote the adoption of our technology as an industry standard. We thereby limited our ability to rely on intellectual property law to prevent the adopters of the DVI specification from using specific elements of our intellectual property for free. See "Risk Factors--Our participation in the Digital Display Working Group requires us to license some of our intellectual property for free."

    We entered into a patent cross-license with Intel in which each of us granted the other a license to use the grantor's patents, except in identified types of products. We believe that this cross-license strengthens our business relationship with Intel. We have forfeited, however, our ability to rely on intellectual property law to prevent Intel from using our patents to the extent of this license. See "Risk Factors--Our relationship with Intel involves certain risks."

    The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions. This often results in significant, protracted litigation. For additional information on risks we may face as a result of intellectual property disputes, see "Risk Factors-- Others may bring infringement claims against us which can be time-consuming and expensive to defend."

COMPETITION.

    The high-speed communication, display and semiconductor industries are intensely competitive. These markets are characterized by rapid technological change, evolving standards, short product life cycles and decreasing prices. We believe that the principal factors affecting competition in our markets are levels of product integration, adherence to industry standards, time-to-market, cost, product capabilities, system design costs, intellectual property, customer support and reputation. Our current products face competition from a number of sources including: analog solutions, DVI-compliant solutions and other digital interface solutions.

    - ANALOG SOLUTIONS. Display systems still predominantly employ an analog interface. Improvements to analog interface display solutions may slow the adoption of all-digital display systems. We compete with analog solution vendors such as Analog Devices and Genesis Microchip.

    - DVI-COMPLIANT SOLUTIONS. We believe that over time, the DVI specification may become widely adopted in the digital display industry and attract additional market entrants that will compete with us. For example, we believe that a number of providers of video graphics accelerators are currently integrating DVI-compliant transmitter technology into their products. ATI Technologies, a major provider of video graphics accelerators and one of our significant customers in 1998, currently offers a product that contains an internally developed transmitter capable of supporting XGA resolution.

      We anticipate that various companies will develop DVI-compliant receivers. Entrants in this market may include companies currently shipping analog image processing solutions, such as

      Arithmos, Genesis Microchip, Pixelworks and Sage, as well as companies with other digital interface solutions such as Texas Instruments and National Semiconductor.

    - OTHER DIGITAL INTERFACE SOLUTIONS. Texas Instruments and National Semiconductor offer proprietary digital interface solutions based on LVDS technology. While LVDS technology has gained broad market acceptance in notebook PCs, few PC and display manufacturers have adopted this technology for use outside of the notebook PC market.

    The market for our panel controller products is also very competitive. Some of our panel controller products are designed to be "plug compatible" with similar products sold by Texas Instruments, National Semiconductor and Thine.

    In the process of establishing our technology as an industry standard, and to ensure rapid adoption of the DVI specification, we have agreed to license specific elements of our intellectual property to others for free. In addition, we have licensed elements of our intellectual property to Intel and other semiconductor companies, and we may continue to do so. Competitors could use these elements of our intellectual property to compete against us. Many of our competitors have longer operating histories and greater presence in key markets, greater name recognition, access to large customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and customer requirements or devote greater resources to the promotion and sale of their product than we may. In particular, well-established semiconductor companies, such as Analog Devices, Intel, National Semiconductor and Texas Instruments, may compete against us in the future. We cannot assure you that we can compete successfully against current or potential competitors or that competition will not seriously harm our business. See "Risk Factors--Our participation in the Digital Display Working Group requires us to license some of our intellectual property for free."

EMPLOYEES

    As of June 30, 1999, we had a total of 66 employees -- 23 in engineering, 23 in sales and marketing, eight in operations and 12 in finance and administration. Of these employees, 63 were located in the United States. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

    We depend on the continued service of our key technical, sales and senior management personnel and our ability to attract and retain additional qualified personnel. If we are unable to hire and retain qualified personnel in the future, our business would be seriously harmed.

FACILITIES

    Our headquarters, including our principal administrative and marketing facilities, are located in approximately 18,000 square feet of space we have leased in Cupertino, California under a lease expiring December 14, 2002 with a renewal option for an additional five years. We believe that with our planned increases in personnel and activities, these facilities will become inadequate to meet our facility requirements in 2000. Accordingly, we will need to lease additional space and may need to vacate our current location and attempt to sublease our current facility. There is currently limited office space available close to our current location. The additional space we will need to lease may cost substantially more than our current space, and we may incur substantial capital expenditures for improvements to a new facility.

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
                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND A KEY CONSULTANT

    Our executive officers, directors and a key consultant and their ages as of June 30, 1999 are as follows:

NAME                                   AGE      POSITION
---------------------------------      ---      -------------------------------------------------------------------------
David D. Lee.....................          43   Chairman of the Board, Chief Executive Officer and President
Daniel K. Atler..................          39   Vice President, Finance and Administration and Chief Financial Officer
Victor M. Da Costa...............          39   Vice President, Engineering
Deog-Kyoon Jeong.................          40   Chief Technical Adviser (consultant)
Parviz Khodi.....................          39   Vice President, Worldwide Sales
Scott A. Macomber................          42   Vice President, Business Strategy
Jalil Shaikh.....................          45   Vice President, Operations
Herbert Chang(1).................          37   Director
Sang-Chul Han....................          44   Director
David A. Hodges(2)...............          61   Director
Andrew S. Rappaport(1)(2)........          41   Director
Ronald V. Schmidt(1).............          55   Director

------------------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

    DAVID D. LEE has served as Chairman of the Board and Chief Executive Officer since our inception on January 1, 1995, and in addition served as President from inception until October 1996 and since June 1999. Prior to founding Silicon Image, Dr. Lee was a principal investigator at Sun Microsystems, Inc., a computer networking company, where he led advanced development projects from 1993 to 1995, as a Visiting Scientist at Sun's Technology Development Group and as Senior Staff Engineer at Sun Labs. Before joining Sun, Dr. Lee was a member of the research staff at Xerox Corporation's Palo Alto Research Center, from 1989 to 1994. Dr. Lee holds Bachelor of Science, Master of Science and Ph.D. degrees in Electrical Engineering and Computer Sciences from the University of California at Berkeley.

    DANIEL K. ATLER has served as Silicon Image's Chief Financial Officer and Vice President of Finance and Administration since June 1998. Mr. Atler served as Chief Financial Officer and Vice President of Finance and Administration for Wireless Access, Inc., a two-way wireless communication systems company, from January 1995 to November 1997, when Wireless Access, Inc., was acquired by Glenayre Technologies, Inc., a wireless personal communication systems company. After the merger, Mr. Atler continued in the same position at Wireless Access Group, a division of Glenayre Technologies, Inc., from November 1997 to June 1998. From July 1992 to December 1994, Mr. Atler served as Corporate Controller for Global Village Communication, Inc., a designer, developer and marketer of communication products for personal computers. From July 1982 to July 1992, Mr. Atler was with Ernst & Young, a financial accounting firm, most recently as a Senior Manager. Mr. Atler holds a Bachelor of Science degree in Business Administration from Colorado State University.

    VICTOR M. DA COSTA has served as Silicon Image's Vice President of Engineering since October 1998. Dr. Da Costa joined Silicon Image as a Senior Staff Engineer in February 1996. Dr. Da Costa was a member of the research staff at the Xerox Corporation's Palo Alto Research Center, from 1991 to 1996. Dr. Da Costa was a principal engineer at Versatec, a maker of electrostatic plotters, from 1988 to 1991. Dr. Da Costa holds a Bachelor of Science degree in Physics from California State

University of Fresno, a Master of Arts degree in Physics from the University of California at Davis and a Ph.D. in Experimental Condensed Matter Physics from the University of California at Davis.

    DEOG-KYOON JEONG was a founder of Silicon Image and has served as Chief Technical Adviser in a consulting capacity since October 1995. Since August 1991, Dr. Jeong has been on the faculty of the School of Electrical Engineering at Seoul National University. Dr. Jeong holds the position of associate professor. From June 1989 to August 1991, Dr. Jeong worked at Texas Instruments, a semiconductor company, as a research scientist. Dr. Jeong holds Bachelor of Science and Master of Science degrees in Electrical Engineering from Seoul National University and a Ph.D. in Electrical Engineering and Computer Sciences from the University of California at Berkeley.

    PARVIZ KHODI has served as Silicon Image's Vice President of Worldwide Sales since August 1998. Mr. Khodi joined Silicon Image in July 1998 as Director of Asia Pacific Sales. From November 1987 to July 1998, Mr. Khodi worked at Chips and Technologies, Inc., a maker of semiconductor chips principally for the graphics market, where he held various technical and managerial sales positions, most recently Director, Asia Pacific Sales. From 1986 to 1987, Mr. Khodi was a field applications engineer at Touch Communications, Inc., a software networking company. From 1984 to 1986, Mr. Khodi was an applications engineer at Intel. Mr. Khodi holds Bachelor of Science and Master of Science degrees in Electrical Engineering from the University of Kansas.

    SCOTT A. MACOMBER has served as Silicon Image's Vice President of Business Strategy since June 1999. Mr. Macomber joined Silicon Image in December 1995, as Vice President, Business Development and a member of the board of directors. Mr. Macomber served as President of Silicon Image from October 1996 to June 1999 and as a director from December 1995 until June 1999. From 1989 until 1995, Mr. Macomber served in various marketing and management capacities at LSI Logic Corporation, a semiconductor company, most recently as Director of Corporate Development. Mr. Macomber was one of a founding group of employees at Silicon Solutions Corporation, a maker of high-performance computers, and was employed there from 1983 to 1987 in a number of managerial, marketing and engineering positions. From 1980 until 1982, Mr. Macomber was a member of the technical staff at Bell Telephone Laboratories, the research and development division of the American Telephone and Telegraph Company. Mr. Macomber holds a Bachelor of Science degree in Electrical Engineering from the University of Michigan, a Master of Science degree in Electrical Engineering from Stanford University and a Master of Business Administration degree from Stanford University.

    JALIL SHAIKH has served as Silicon Image's Vice President of Operations since September 1996. From August 1994 to August 1996, he served as Director of Engineering Operations for graphics and multimedia products at Trident Microsystems, a designer, developer and marketer of digital media. From July 1991 to August 1994, he served as Product Engineering Manager at Micro Linear Corporation, an analog and mixed signal semiconductor company. Mr. Shaikh holds a Master of Science degree in Electrical Engineering from Rutgers, The State University of New Jersey and a Master of Business Administration degree from the University of Phoenix.

    HERBERT CHANG has served as a director of Silicon Image since July 1998. Since April 1996, Mr. Chang has served as president of InveStar Capital, Inc., a venture capital fund management company. From July 1994 to March 1996, Mr. Chang was Senior Vice President at WK Technology Fund, a venture capital fund. From September 1991 to June 1994, Mr. Chang was Vice President of DynaLab, Inc., a developer of fonts for Asian characters. From July 1986 to August 1991, Mr. Chang was Assistant Vice President at Acer, Inc., a Taiwanese manufacturer of personal computers. Mr. Chang holds a Bachelor of Science degree in Geology from National Taiwan University and a Master of Business Administration degree from National Chiao-Tung University. Mr. Chang currently serves as a director of several private companies.

    SANG-CHUL HAN has served as a director of Silicon Image since April 1996. Dr. Han is the founder of KNCS, Inc., a cable system operator in Seoul, Korea, and has served as a director since 1994.

Dr. Han also founded Ewoo Films, a film production company, and served as its president from 1992 to 1994. Dr. Han has held the position of director of RK Industrial Co., a trading company in Seoul, Korea, since 1988. Dr. Han holds a Bachelor of Science degree in Engineering from Seoul National University and a Ph.D. in Finance from the New York University.

    DAVID A. HODGES has served as a director of Silicon Image since February 1997. Dr. Hodges is a Professor in the Graduate School and the Daniel M. Tellep Distinguished Professor Emeritus at the University of California at Berkeley, where he has been a member of the faculty in the department of Electrical Engineering and Computer Sciences since 1970. From 1990 to 1996, Dr. Hodges served as Dean of the College of Engineering at the University of California at Berkeley. From 1966 to 1970, Dr. Hodges worked at Bell Telephone Laboratories, the research and development division of the American Telephone and Telegraph Company. Dr. Hodges holds a Bachelor of Electrical Engineering degree from Cornell University and Master of Science and Ph.D. degrees in Electrical Engineering from the University of California at Berkeley. Dr. Hodges serves as a director of Mentor Graphics Corporation, an electronic design automation company.

    ANDREW S. RAPPAPORT has served as a director of Silicon Image since June 1997. Mr. Rappaport has been a partner of August Capital, LLC, a venture capital firm, since July 1996. Prior to that time, Mr. Rappaport was president of The Technology Research Group, Inc., a Boston-based strategic management consulting firm which he founded in August 1984. Mr. Rappaport attended Princeton University. Mr. Rappaport serves as a director of MMC Networks, Inc., a developer and supplier of network processors, and several private companies.

    RONALD V. SCHMIDT has served as a director of Silicon Image since April 1997. Since 1997, he has held the position of Research Vice President at Lucent Bell Laboratories Research Silicon Valley, a division of Lucent Technologies, Inc., a global communications company. From 1994 to 1997, he served as Executive Vice President and Chief Technical Officer and a director of Bay Networks, Inc., a data networking products and services company formed by the merger of SynOptics Communications, Inc., and Wellfleet Communications, Inc. Dr. Schmidt was a co-founder of Synoptics in 1985, and served as Senior Vice President, Chief Technical Officer and a director of SynOptics until the merger. From 1981 to 1985, Dr. Schmidt was a research fellow at Xerox Corporation's Palo Alto Research Center. Dr. Schmidt holds Bachelor of Science, Master of Science and Ph.D. degrees in Electrical Engineering and Computer Science from the University of California at Berkeley. Mr. Schmidt serves as a director of a private company.

BOARD COMPOSITION

    Our bylaws currently provide for a board of directors consisting of six members. The term of each of our current directors will expire at the next annual meeting of stockholders. Commencing at the first annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders, the board of directors will be divided into three classes, each serving staggered three-year terms: Class I, whose term will expire at the first annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders; Class II, whose term will expire at the second annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders; and Class III, whose term will expire at the third annual meeting of stockholders following the annual meeting of stockholders when we shall have had at least 800 stockholders. As a result, only one class of directors will be elected at each annual meeting of stockholders of Silicon Image, with the other classes continuing for the remainder of their respective terms. Messrs. Chang and Han have been designated as Class I directors; Drs. Hodges and Schmidt have been designated as Class II directors; and Dr. Lee and Mr. Rappaport have been designated as Class III directors. Mr. Chang was elected to the board of directors pursuant to a voting agreement among Silicon Image and some of its principal stockholders. This voting agreement will terminate upon completion of this offering.

BOARD COMMITTEES

    The audit committee consists of Dr. Hodges and Mr. Rappaport. The audit committee:

    - reviews our financial statements and accounting practices;

    - makes recommendations to the board regarding the selection of independent accountants; and

    - reviews the results and scope of the audit and other services provided by our independent accountants.

    The compensation committee consists of Messrs. Chang and Rappaport and Dr. Schmidt. The compensation committee:

    - reviews and recommends to the Board of Directors the compensation and benefits of all officers, directors and consultants of Silicon Image; and

    - reviews general policy relating to compensation and benefits.

    Except for grants under the 1995 Equity Incentive Plan made by the compensation committee at its meeting on November 20, 1998, the board of directors has continued to administer the issuance of stock options and other awards under our 1995 Equity Incentive Plan, our 1999 Equity Incentive Plan and our 1999 Employee Stock Purchase Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The compensation committee of Silicon Image's board of directors is currently comprised of Messrs. Chang and Rappaport and Dr. Schmidt. None of these individuals has at any time been an officer or employee of Silicon Image. For a description of the transactions between Silicon Image and members of the compensation committee and entities affiliated with the compensation committee members, see "Certain Transactions." None of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board of directors or compensation committee.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

    Silicon Image entered into severance agreements with both David Lee and Scott Macomber on April 22, 1997, and amended and restated these agreements on August 15, 1997. The agreements provide that if, on or before December 31, 2000, the executive is terminated by Silicon Image other than for cause, or if the executive resigns for good reason, the executive will continue to receive salary at his current rate for six months and vesting of his stock and options will accelerate, subject to limitations in the event of certain types of acquisitions of Silicon Image. In addition, if either Dr. Lee or Mr. Macomber is terminated for cause, or resigns without good reason, then Silicon Image may elect to continue his salary for six months. During any period when Dr. Lee or Mr. Macomber is receiving post-termination salary pursuant to the severance agreement, he will be available to consult with Silicon Image from time to time as Silicon Image may request, and he may not compete with Silicon Image in defined geographical areas. In June 1999, our Board recognized that changes that had occurred in Mr. Macomber's title and position constituted good reason as defined in the severance agreement, and that Mr. Macomber will be entitled to the benefits described above if he resigns from Silicon Image.

    Silicon Image entered into an employment agreement with Daniel Atler on June 15, 1998. In addition to describing Mr. Atler's initial title and compensation, the agreement provides that Mr. Atler will continue to receive salary at his current rate and benefits for six months in the event that his employment terminates other than for cause. The agreement further provides that vesting of Mr. Atler's stock and options will accelerate in part in the event of a change in control of Silicon

Image, subject to certain limitations. If Mr. Atler's employment continues after a change in control of Silicon Image, his options and restricted stock grants will continue to vest at an accelerated rate.

    Silicon Image entered into an employment agreement with Parviz Khodi on June 10, 1999. In addition to describing Mr. Khodi's title and compensation, the agreement provides for continuation of salary and commission for six months in the event that there is a change in control of Silicon Image and Silicon Image terminates Mr. Khodi's employment other than for cause, disability or death. The agreement also provides that Mr. Khodi may purchase up to $10,000 of Silicon Image's common stock at the end of each of eight fiscal quarters, commencing with the fourth quarter of 1998, at the then current fair market value as determined by the board of directors. Mr. Khodi has exercised this right by purchasing a total of $20,000 of Silicon Image's stock to date. This stock purchase opportunity expires upon the earliest of termination of Mr. Khodi's employment, the closing of Silicon Image's initial public offering, or a change in control that results in our common stock (or securities issued in exchange for our common stock) becoming publicly traded.

DIRECTOR COMPENSATION

    Directors of Silicon Image do not receive cash compensation for their services as directors, but are reimbursed for their reasonable and necessary expenses for attending board and board committee meetings. All board members are eligible to receive stock options pursuant to the discretionary option grant program in effect under Silicon Image's 1995 Equity Incentive Plan and 1999 Equity Incentive Plan. In 1998, each of Dr. Hodges and Dr. Schmidt was granted an option to purchase 40,000 shares under the 1995 Equity Incentive Plan. Each option is immediately exercisable, and shares purchased upon exercise are subject to our right of repurchase, which lapses over four years.

    Immediately following each annual meeting of our stockholders, each director who is not an employee and whose direct pecuniary interest in our common stock is less than 5% will automatically be granted an option under our 1999 Equity Incentive Plan to purchase 10,000 shares if the director has served continuously as a member of the board of directors for a period of at least one year, an additional option for 5,000 shares if the director has served on the audit committee, and an additional option for 5,000 shares if the director has served on the compensation committee. Each option will have an exercise price equal to the fair market value of our common stock on the date of grant. These annual grants will be immediately vested in full and will have a two-year term, but will generally terminate three months following the date the option-holder ceases to be a director or consultant.

EXECUTIVE COMPENSATION

    The following table shows all compensation awarded to, earned by or paid for services rendered to Silicon Image in all capacities during 1998 by our chief executive officer and our other executive officers or former executive officers who earned at least $100,000 in 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                                       SECURITIES
                                                                              ANNUAL    COMPENSATION   UNDERLYING
NAME AND PRINCIPAL POSITIONS                                                  SALARY        BONUS      OPTIONS(#)
--------------------------------------------------------------------------  ----------  -------------  -----------
David D. Lee(1) ..........................................................  $  144,473    $  --            --
  Chairman of the Board and Chief Executive Officer
Scott A. Macomber(2) .....................................................     143,672       --            --
  Vice President, Business Strategy
Scott Slinker ............................................................     135,579       17,656        --
  former Vice President, Sales(3)
Jalil Shaikh .............................................................     133,289       --            60,000
  Vice President, Operations
Victor Da Costa ..........................................................     120,621       --           100,000
  Vice President, Engineering
Brian Underwood ..........................................................     112,423       --            --
  former Vice President, Marketing(4)

------------------------

(1) Silicon Image authorized the sale of 150,000 shares of common stock to Dr. Lee in October 1998, and the sale was completed in January 1999. The price per share was $0.35, which the board of directors determined was the fair market value of our common stock on the date of sale. We have a right to repurchase these shares upon termination of employment, which right lapses over a four-year period.

(2) Silicon Image authorized the sale of 250,000 shares of common stock to Mr. Macomber in October 1998, and the sale was completed in January 1999. The price per share was $0.35, which the board of directors determined was the fair market value of our common stock on the date of sale. We have the right to repurchase these shares upon termination of employment in some circumstances, which right lapses over a four-year period.

(3) Mr. Slinker resigned from Silicon Image on October 31, 1998. The compensation information above for Mr. Slinker includes severance pay up to the end of 1998.

(4) Mr. Underwood is a founder of Silicon Image and our former Vice President, Marketing.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table shows information about each stock option granted during 1998 to the officers named in the Summary Compensation Table above.

    All options included in the following table are immediately exercisable and are incentive stock options. We have a right to repurchase the shares issued on exercise of these options upon termination of the optionee's employment. This right lapses over four years. We granted the options at an exercise price equal to the fair market value of our common stock, as determined by our board of directors on the date of grant. The options generally expire on the earlier of ten years from the date of grant or three months after termination of employment. The percentage numbers are based on an aggregate of 1,068,500 options granted to our employees during fiscal 1998.

                                                                                                   POTENTIAL REALIZABLE
                                                                                                          VALUE
                                                                                                 AT ASSUMED ANNUAL RATES
                                        NUMBER OF     PERCENTAGE OF                                   OF STOCK PRICE
                                       SECURITIES     TOTAL OPTIONS                                    APPRECIATION
                                       UNDERLYING      GRANTED TO       EXERCISE                    FOR OPTION TERM(1)
                                         OPTIONS        EMPLOYEES         PRICE     EXPIRATION   ------------------------
NAME                                     GRANTED         IN 1998        PER SHARE      DATE          5%           10%
-------------------------------------  -----------  -----------------  -----------  -----------  -----------  -----------
David D. Lee.........................      --              --              --           --           --           --
Scott A. Macomber....................      --              --              --           --           --           --
Scott Slinker........................      --              --              --           --           --           --
Jalil Shaikh.........................      60,000             5.6%      $    0.35     10/21/08   $            $
Victor Da Costa......................     100,000             9.4%           0.35     10/21/08
Brian Underwood......................      --              --              --           --           --           --

------------------------

(1) Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by the assumed initial
     public offering price of $      per share, (b) assuming that the aggregate
     stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire ten year term of the option, and
     (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of compounded stock price appreciation in the table above are required by the rules of the Securities and Exchange Commission and do not represent our estimates or projections of our future stock prices.

    In addition, two of our officers joined us in 1998 and therefore were not included in the tables relating to summary compensation and option grants in 1998. Mr. Atler, our Vice President, Finance and Administration and Chief Financial Officer, is compensated at an annual rate of $162,751 and was granted options to purchase 170,000 shares at an exercise price of $0.25 per share in 1998. Mr. Atler's options represented 15.9% of the total options granted to employees in 1998. Mr. Khodi, our Vice President, Worldwide Sales, is compensated at an annual rate of $143,838 and earned commissions and bonuses totaling $25,229 in 1998. Mr. Khodi was granted options to purchase 60,000 shares at $0.25 per share and 60,000 shares at $0.35 per share in 1998, which represented an aggregate of 11.2% of the total options granted to employees in 1998. The options granted to Mr. Atler and Mr. Khodi were immediately exercisable. Upon termination of the optionee's employment, we have a right to repurchase the shares issued upon exercise of these options. Our right to repurchase the shares lapses over a four-year period.

FISCAL YEAR END OPTION VALUES

    The following table provides information about stock option exercises by each of the executive officers named in the Summary Compensation Table above that exercised options in 1998. It also provides information about unexercised options held by these officers at the end of 1998. We have a right to repurchase the shares issued upon exercise of these options upon termination of the optionee's employment. Our right to repurchase the shares lapses over a four-year period.

                                                             NUMBER OF SECURITIES
                                                            UNDERLYING UNEXERCISED        VALUE OF UNEXERCISED
                                                            OPTIONS AT FISCAL YEAR      IN-THE-MONEY OPTIONS AT
                           SHARES ACQUIRED     VALUE                END(#)               FISCAL YEAR END($)(2)
                             ON EXERCISE     REALIZED    ----------------------------  --------------------------
NAME                           (#)(1)         ($)(2)     EXERCISABLE(3) UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
-------------------------  ---------------  -----------  -------------  -------------  -----------  -------------
David D. Lee.............        --         $   --            --             --        $   --            --
Scott A. Macomber........        100,000        --           100,000         --            --            --
Scott Slinker............        --             --           108,750         --            --            --
Jalil Shaikh.............         81,000        --           133,000         --            --            --
Victor Da Costa..........        140,000        --           120,000         --            --            --
Brian Underwood..........        --             --            --             --            --            --

------------------------

(1) Of these shares, the following numbers were vested as of December 31, 1998:
    Scott A. Macomber--80,000 shares, Jalil Shaikh--81,000 shares; Victor Da Costa--96,250.

(2) The amount set forth represents the difference between the fair market value of the underlying common stock at June 30, 1999 (using an assumed initial
    public offering price of $      per share as the fair market value) and the
    exercise price of the option.

(3) Of the shares issuable upon exercise of these options, the following numbers were vested as of December 31, 1998: Scott A. Macomber--no shares, Scott Slinker--108,750 shares, Jalil Shaikh-- no shares, Victor Da Costa--5,000 shares.

EMPLOYEE BENEFIT PLANS

    1995 EQUITY INCENTIVE PLAN

    Our 1995 Equity Incentive Plan was adopted by our board of directors in September 1995. As of June 30, 1999, there were outstanding options to purchase a total of 1,098,963 shares of common stock under this plan, and 1,439,000 shares remained available for future grants of options under this plan. This plan will terminate immediately prior to this offering and no further options will be granted. However, the termination of this plan will not affect any outstanding options, which will remain outstanding until they are exercised, terminate or expire.

    1999 EQUITY INCENTIVE PLAN

    Our 1999 Equity Incentive Plan will become effective on the date of this prospectus and will serve as the successor to our 1995 Equity Incentive Plan. We have reserved 1,000,000 shares of common stock for issuance under this plan. The number of shares reserved for issuance under this plan will be increased to include:

    - any shares reserved under our 1995 Equity Incentive Plan not issued or subject to outstanding grants on the date of this prospectus;

    - any shares issued under our 1995 Equity Incentive Plan that are repurchased by us at the original purchase price; and

    - any shares issuable upon exercise of options granted under our 1995 Equity Incentive Plan that expire or become unexercisable without having been exercised in full.

    The number of shares reserved under this plan will be increased automatically on January 1 of each year by an amount equal to 5% of our total outstanding shares as of the immediately preceding December 31. Our board of directors or compensation committee may reduce the amount of the increase in any particular year. The following shares will be available for grant and issuance under our 1999 Equity Incentive Plan:

    - shares issuable upon exercise of an option granted under this plan that is terminated or cancelled before the option is exercised;

    - shares issued upon exercise of an option granted under this plan that are subsequently repurchased by us at the original purchase price;

    - shares subject to awards granted under this plan that are subsequently forfeited or repurchased by us at the original issue price; and

    - shares subject to stock bonuses granted under this plan that otherwise terminate without shares being issued.

    Our 1999 Equity Incentive Plan will terminate in 2009, unless sooner terminated in accordance with the terms of the plan. Our 1999 Equity Incentive Plan authorizes the award of options, restricted stock awards and stock bonuses. No person will be eligible to receive more than 500,000 shares in any calendar year under this plan (750,000 in the case of new employees). This plan is administered by the compensation committee of our board of directors, which currently consists of Mr. Chang, Mr. Rappaport and Mr. Schmidt, all of whom are "outside directors" as defined under applicable federal tax laws. The committee has the authority to interpret this plan and any agreement made under the plan, grant awards and make all other determinations for the administration of this plan. Our 1999 Equity Incentive Plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code, and nonqualified stock options. Incentive stock options may be granted only to employees. Nonqualified stock options, and all other awards other than incentive stock options, may be granted to employees, officers, directors, consultants, independent contractors and advisors of Silicon Image or subsidiary of Silicon Image. However, consultants, independent contractors and advisors are only eligible to receive awards if they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value. The exercise price of nonqualified stock options must be at least equal to 85% of the fair market value of the our common stock on the date of grant. The maximum term of options granted under our 1999 Equity Incentive Plan is ten years. Awards granted under this plan may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. The compensation committee may allow exceptions to this restriction with respect to awards that are not incentive stock options. Options granted under our 1999 Equity Incentive Plan generally expire three months after the termination of the optionee's service to Silicon Image or a parent or subsidiary of Silicon Image. In the event of a "change in control" of Silicon Image, if the successor does not assume the options, they will expire upon conditions determined by the compensation committee. Alternatively, the compensation committee may accelerate the vesting of awards upon a change in control of Silicon Image.

    1999 EMPLOYEE STOCK PURCHASE PLAN

    Our 1999 Employee Stock Purchase Plan will become effective on the first day on which price quotations are available for our common stock on the Nasdaq National Market. We have initially reserved 250,000 shares of common stock for issuance under this plan. The number of shares reserved for issuance under our 1999 Employee Stock Purchase Plan will be increased automatically on January 1 of each year by an amount equal to 1% of our total outstanding shares as of the immediately preceding December 31. Our board of directors or compensation committee may reduce the amount of the increase in any particular year. Our compensation committee will administer our 1999 Employee Stock Purchase Plan. Employees generally will be eligible to participate in our 1999 Employee Stock

Purchase Plan if they are employed by Silicon Image, or any subsidiaries that Silicon Image designates, for more than 20 hours per week and more than five months in a calendar year. Employees are not eligible to participate in our 1999 Employee Stock Purchase Plan if they are 5% stockholders, or would become 5% stockholders as a result of their participation in this plan. Under our 1999 Employee Stock Purchase Plan, eligible employees may acquire shares of our common stock through payroll deductions. Eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation and are subject to certain maximum purchase limitations. Participation in this plan will end automatically upon termination of employment for any reason. A participant will not be able to purchase shares having a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which the employee participates in this plan. Each offering period under this plan will be for two years and will consist of four six-month purchase periods. The first offering period is expected to begin on the first business day on which price quotations for our common stock are available on the Nasdaq National Market. The first purchase period may be more or less than six months long. Offering periods thereafter will begin on February 1 and August 1. The purchase price for common stock purchased under this plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of each purchase period. The compensation committee will have the power to change the duration of offering periods. Our 1999 Employee Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. This plan will terminate in 2009, unless it is terminated earlier pursuant to its terms.

    401(K) PLAN

    We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code. Participants may make pre-tax contributions to the plan of up to 20% of their eligible earnings, subject to a statutorily prescribed annual limit. Participants are fully vested in their contributions and the investment earnings. We may make matching contributions on a discretionary basis to the 401(k) plan, but have not done so in the past. Contributions by the participants or us to the 401(k) plan, and the income earned on such contributions, are generally not taxable to the participants until withdrawn. Our matching contributions, if any, are generally deductible by us when made. Contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    Our certificate of incorporation includes a provision that eliminates the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director, except for liability:

    - for any breach of the director's duty of loyalty to Silicon Image or its stockholders;

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

    - for any transaction from which the director derived an improper personal benefit.

    Our bylaws provide that:

    - we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain limited exceptions;

    - we are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain limited exceptions; and

    - the rights conferred in the bylaws are not exclusive.

    In addition to the indemnification required in our certificate of incorporation and bylaws, before the completion of this offering, we intend to enter into indemnity agreements with each of our current directors and officers. These agreements provide for the indemnification of our officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Silicon Image. We also intend to obtain directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities, including public securities matters. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

    The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by Silicon Image is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                              CERTAIN TRANSACTIONS

    Since we were incorporated in January 1995, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which Silicon Image was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock had or will have a direct or indirect interest, other than compensation arrangements, which are described where required under "Management," and the transactions described below.

    FORMATION OF SILICON IMAGE. In connection with the formation of Silicon Image, we issued and repurchased shares of common stock as set forth in the following table.

                                                                   DATE OF    NUMBER OF    NUMBER OF
                                                                 PURCHASE OR    SHARES       SHARES     PRICE PER
NAME                                                             REPURCHASE   PURCHASED   REPURCHASED     SHARE
---------------------------------------------------------------  -----------  ----------  ------------  ---------
David Lee......................................................    01/01/95    1,735,000                $  0.0005
                                                                   03/01/95      800,000                   0.0005
                                                                   10/02/95                   335,000*     0.0005
Deog-Kyoon Jeong...............................................    01/01/95      640,000                   0.0005
                                                                   09/05/95      360,000                   0.0150
Brian Underwood................................................    01/01/95      800,000                   0.0005
                                                                   09/05/95      400,000                   0.0150

------------------------

* We repurchased shares from Dr. Lee in the course of negotiating the terms of our Series A preferred stock financing.

All shares were subject to our right of repurchase, which expired in quarterly increments over a four-year period. This repurchase right has now expired with respect to all of the shares described above.

    RELATIONSHIP WITH DR. JEONG. Effective in May 1995, we entered into a license agreement with Dr. Jeong, a founder of Silicon Image and our Chief Technical Adviser, pursuant to which Dr. Jeong granted us a royalty-bearing license to serial link technology. Dr. Jeong released Silicon Image from the obligation to pay further royalties as part of the amendment of his consulting agreement in 1999. At that time, we had paid Dr. Jeong royalties totaling $5,828.

    Dr. Jeong has been a consultant to Silicon Image continuously since October 1995, and has managed advanced research and development projects on our behalf. We paid Dr. Jeong $77,000 for his services in fiscal 1998, and we paid him $48,000 for his services in the six month period ended June 30, 1999. In addition, since February 1996, we have entered into four research and development agreements with the Inter-University Semiconductor Research Center of Seoul National University for research projects relating to advanced interconnect technologies. Dr. Jeong is an associate professor of the School of Electrical Engineering at Seoul National University and is named as the primary technical and faculty contact under each of these four contracts. We paid the Inter-University Semiconductor Research Center of Seoul National University a total of $60,000 under these agreements in fiscal 1998, and we paid it $80,000 for the six months ended June 30, 1999. See "Business--Research and Development."

    PREFERRED STOCK. Since our inception in January 1995, we have issued shares of preferred stock in private placement transactions as described below. Share numbers and per share prices for the transactions described below are adjusted for a change in the conversion ratio of the Series A preferred stock and Series B preferred stock caused by the issuance of the Series C Preferred Stock.

    - 3,130,000 shares of Series A preferred stock at $0.50 per share from October 1995 to March 1996.

    - 932,203 shares of Series B preferred stock at $2.36 per share in September 1996.

    - 4,000,000 shares of Series C preferred stock at $1.25 per share in June 1997.

    - 3,594,859 shares of Series D preferred stock at $3.50 per share from July 1998 to September 1998.

The investors who negotiated the terms of these transactions were not affiliated with Silicon Image prior to purchasing the shares. The following table summarizes the shares of preferred stock purchased by each of the executive officers named in the Summary Compensation Table above and by directors, principal stockholders and entities associated with them in the foregoing private placement transactions:

                                                                             SHARES OF   SHARES OF   SHARES OF
                                                                              SERIES A    SERIES C    SERIES D
                                                                             PREFERRED   PREFERRED   PREFERRED
INVESTOR                                                                       STOCK       STOCK       STOCK
---------------------------------------------------------------------------  ----------  ----------  ----------
Entities Affiliated with August Capital, L.P
  (Andrew Rappaport).......................................................          --   3,200,000   1,428,572
Entities Affiliated with InveStar Capital
  (Herbert Chang)..........................................................          --          --     857,143
David A. Hodges............................................................          --      15,000          --
Sang-Chul Han..............................................................   1,777,850     365,975          --
Ronald Schmidt.............................................................          --      46,068      10,000
Intel Corporation..........................................................          --          --     857,143

    Shares held by all affiliated persons and entities have been aggregated.

    RESTRICTED STOCK. The following officers and one principal stockholder purchased shares of our common stock in exchange for full recourse promissory notes issued to us. Except as otherwise noted below, we have a right to repurchase these shares, which right lapses over a four-year period with respect to 25% of the shares after one year and 2.0833% each month thereafter. The full principal amount and accrued interest under each promissory note remain outstanding. The terms of the restricted stock purchases are summarized below:

                                                                                     PRINCIPAL
                                           DATE OF         NUMBER OF    PRICE PER    AMOUNT OF                         INTEREST
NAME                                      PURCHASE          SHARES        SHARE        NOTE           DATE DUE           RATE
-----------------------------------  -------------------  -----------  -----------  -----------  -------------------  -----------
Daniel K. Atler....................  June 1, 1999             60,000    $    1.00    $  60,000   June 1, 2004               5.30%
Deog-Kyoon Jeong...................  March 29, 1999          150,000         0.35       52,500   March 29, 2004             4.77
Parviz Khodi.......................  June 1, 1999             60,000         1.00       60,000   June 1, 2004               5.30
                                     June 1, 1999             20,000*        1.00       20,000   June 1, 2004               5.30
David Lee..........................  January 29, 1999        150,000         0.35       52,500   January 29, 2004           4.64
Scott Macomber.....................  January 29, 1999        250,000         0.35       87,500   January 29, 2004           4.64
Jalil Shaikh.......................  June 15, 1999            30,000         1.25       37,500   June 15, 2004              5.30

------------------------

* Indicates shares not subject to a right of repurchase on behalf of Silicon Image.

    TRANSACTIONS WITH INTEL AND ITS SUBSIDIARY, CHIPS AND TECHNOLOGIES. Our relationship with Intel and its subsidiary, Chips and Technologies, is set forth in the following agreements:

    - In September 1998, we entered into a Business Cooperation Agreement with Intel. Under this agreement, we worked with Intel to develop and promote adoption by the personal computer industry of a complete digital display interface specification based on our existing technology and an advanced specification based an enhanced version of our technology. The Business Cooperation Agreement was amended in October 1998 to provide that it would conform to other agreements that Intel and Silicon Image expected to enter into with other parties to advance the same goals.

    - In January 1999, Silicon Image entered into a Promoter's Agreement with Intel, Compaq Computer Corporation, Fujitsu Limited, Hewlett-Packard Company, International Business Machines Corporation, and NEC Corporation. The parties to this agreement formed the Digital Display Working Group. They agreed:

       - To define, establish and support a digital visual interface specification for integrating digital display devices in a computer system environment;

       - To encourage broad and open industry adoption of the DVI specification, in part by creating an implementer's forum that others may join in order to receive information and support relating to the DVI specification;

       - To invite third parties to enter into a Participant's Agreement in order to consult on the content, feasibility and other aspects or the DVI specification;

       - To grant to one another, and to any other adopter who agrees in turn to grant to the promoters and all other adopters, a nonexclusive, nontransferable, royalty-free, nonsublicenseable, worldwide, perpetual, irrevocable, reciprocal license under "Necessary Claims" (as defined below) to make, have made, use, import and directly and indirectly, offer to sell, lease, sell, promote and otherwise distribute portions of products that are fully compliant with that specification. "Necessary Claims" are the claims of all patents filed prior to January 1, 2003 which are necessarily infringed to comply with that specification or for which infringement is based on an implementation of any example included in the body of that specification.

    - In September 1998, Intel acquired the following equity securities of Silicon Image in addition to the 857,143 shares of our Series D preferred stock described above under the heading "-- Preferred Stock":

       - a warrant to purchase 142,857 shares of our common stock at a purchase price of $3.50 per share that expires in September 2004;

       - a warrant to purchase 142,857 shares of our common stock at a purchase price of $0.35 per share. This warrant became exercisable on March 31, 1999 and expires in September 2004;

       - an agreement that Silicon Image will issue an additional warrant to purchase 142,857 shares of our common stock at a purchase price of $0.35 per share when and if Intel ships for revenue a product supporting an enhanced version of our digital display interface technology, provided that this takes place by September 2004.

    - In September 1998 we entered into a Patent License Agreement with Intel pursuant to which:

       - Silicon Image granted Intel a non-exclusive, nontransferable, worldwide license, without right to sublicense, to make, have made, use, import and directly or indirectly sell, offer to sell and otherwise dispose of, Intel products with specific exclusions related to Silicon Image's current products, anticipated future products, and network devices;

       - Intel granted Silicon Image a non-exclusive, nontransferable, worldwide license, without right to sublicense, to make, have made, use, import, and directly or indirectly sell, offer to sell and otherwise dispose of, identified types of Silicon Image products with specific exclusions related to Intel's current products, anticipated future products, and network devices.

    - In December, 1997, Silicon Image entered into a Transmitter Core License and Product Distribution Agreement with Chips and Technologies. Intel subsequently acquired Chips and Technologies. Chips and Technologies has not exercised its right under this agreement to develop and sell a chip that integrates our transmitter technology with its graphics functionality. This agreement terminates in December 2002.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to beneficial ownership of our common stock as of June 30, 1999 and as adjusted to reflect the sale of the common stock in this offering, by:

    - each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

    - each of our directors;

    - each executive officer listed in the Summary Compensation Table; and

    - all current executive officers and directors as a group.

    The percentage of beneficial ownership for the following table is based on 21,120,274 shares of common stock outstanding as of June 30, 1999, assuming conversion of all outstanding shares of preferred stock into common stock, and shares of common stock outstanding after the completion of this offering.

    Under the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable under stock options or warrants that are exercisable within 60 days of June 30, 1999. Shares issuable under stock options or warrants are deemed outstanding for computing the percentage held by the person holding options but are not outstanding for computing the percentage of any other person. Unless otherwise indicated, the address for each listed stockholder is: c/o Silicon Image, Inc., 10131 Bubb Road, Cupertino, California 95014. To our knowledge, except as indicated in the footnotes to this table and under applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

                                                                                        PERCENTAGE OF OUTSTANDING
                                                                 NUMBER OF SHARES       SHARES BENEFICIALLY OWNED
                                                                   BENEFICIALLY     ----------------------------------
NAME OF BENEFICIAL OWNER                                               OWNED         BEFORE OFFERING   AFTER OFFERING
---------------------------------------------------------------  -----------------  -----------------  ---------------
Directors and Executive Officers:
Andrew Rappaport(1)............................................        4,776,097             22.6%
Sang-Chul Han(2)...............................................        2,143,825             10.2%
David Lee(3)...................................................        2,108,000             10.0%
Herbert Chang(4)...............................................        1,056,144              5.0%
Brian Underwood(5).............................................        1,000,000              4.7%
Scott A. Macomber(6)...........................................          900,000              4.3%
Victor M. Da Costa(7)..........................................          260,000              1.2%
Jalil Shaikh(8)................................................          244,000              1.2%
Scott Slinker..................................................          108,750            *
David A. Hodges(9).............................................           95,000            *
Ronald V. Schmidt(10)..........................................          136,068            *
All directors and executive officers as a group (11                   12,149,134             57.0%
  persons)(11).................................................

Other 5% Stockholders:
Entities affiliated with August Capital, L.P.(1)...............        4,776,097             22.6%
Intel Corporation(12)..........................................        1,142,857              5.3%
Deog-Kyoon Jeong(13)...........................................        1,130,000              5.4%
Entities affiliated with InveStar Capital, Inc.(4).............        1,056,144              5.0%

------------------------

*   Less than 1%.

 (1) Andrew Rappaport, a director of Silicon Image, is a member of August Capital Management LLC, which is a general partner of each of August Capital, L.P., August Capital Strategic Partners, L.P. and August Capital Associates, L.P. Mr. Rappaport shares voting power with respect to the shares held by these entities with Mr. David Marquardt and Mr. John Johnston. Mr. Rappaport disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in these entities. The address of Mr. Rappaport and August Capital is 2480 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

 (2) Mr. Han's address is c/o Young Jin Lee, 1115 Huntington Drive, Unit G, South Pasadena, CA 91030.

 (3) Includes 300,000 shares held by David Lee as custodian for his minor children. Includes 150,000 shares subject to our repurchase right which lapses over time. Dr. Lee is our President, Chief Executive Officer and Chairman of the Board.

 (4) Represents 199,001 shares held by InveStar Dayspring Venture Capital, Inc., 428,572 shares held by InveStar Semiconductor Development Fund, 285,714 shares held by InveStar Excelsus Venture Capital (Int'l), Inc. and 142,857 shares held by Forefront Venture Partners, L.P. Herbert Chang is the President of InveStar Capital, Inc., which is the investment manager of each of InveStar Dayspring Venture Capital, Inc., InveStar Semiconductor Development Fund and InveStar Excelsus Venture Capital (Int'l), Inc. Mr. Chang is also the managing member of Forefront Associates LLC, which is the general partner of Forefront Venture Partners, L.P. Mr. Chang disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in these entities. Mr. Chang's address is Room 1201, TWTC Int'l Trade Building 12F, 333 Keelung Road, Section 1, Taipei, Taiwan.

 (5) Includes 50,000 shares subject to our repurchase right which lapses over time. Mr. Underwood is our former Vice President, Marketing and our current Director, Strategic Sales.

 (6) Excludes 100,000 shares held in trust by George R. Macomber for the benefit of Scott Macomber's minor children. Includes 438,750 shares subject to our repurchase right which lapses over time or upon termination of employment other than for cause. Mr. Macomber is our Vice President, Business Strategy.

 (7) Includes 120,000 shares subject to options exercisable on or before August 29, 1999, of which, as of June 30, 1999, 110,000 shares were subject to our repurchase right which lapses over time. Includes 26,250 shares subject to our repurchase right which lapses over time. Mr. Da Costa is our Vice President, Engineering.

 (8) Includes 148,000 shares subject to our repurchase right which lapses over time. Mr. Shaikh is our Vice President, Operations.

 (9) Includes 50,000 shares subject to our repurchase right which lapses over time. Dr. Hodges is a director of Silicon Image.

 (10) Includes 80,000 shares subject to options exercisable on or before August 29, 1999, of which, as of June 30, 1999, 50,000 shares were subject to our repurchase right which lapses over time. Dr. Schmidt is a director of Silicon Image.

 (11) Includes 200,000 shares subject to options exercisable on or before August 29, 1999, of which, as of June 30, 1999, 160,000 shares were subject to our repurchase right which lapses over time. Includes 1,355,500 shares subject to our right of repurchase which lapses over time.

 (12) Includes 285,714 shares subject to a warrant exercisable on or before August 29, 1999. Excludes a warrant for 142,857 shares of common stock exercisable at $0.35 per share that Silicon Image is obligated to issue to Intel upon satisfaction of certain milestones. Intel's address is 2200 Mission College Boulevard, Santa Clara, CA 95052.

 (13) Includes 150,000 shares subject to our right of repurchase which lapses over time. Mr. Jeong is our Chief Technical Adviser.

                          DESCRIPTION OF CAPITAL STOCK

    Immediately following the closing of this offering, our authorized capital
stock will consist of       shares of common stock, $0.001 par value per share,
and       shares of preferred stock, $0.001 par value per share. As of June 30,
1999, and assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, there were outstanding 21,120,274 shares of common stock held of record by approximately 117 stockholders, options to purchase 1,149,000 shares of common stock and warrants to purchase 317,856 shares of common stock. Before the closing of this offering, Silicon Image will reincorporate in the State of Delaware.

COMMON STOCK

    DIVIDEND RIGHTS. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board or directors may determine.

    VOTING RIGHTS. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation. This means that commencing at the first annual meeting of stockholders following the date on which we shall have had at least 800 stockholders, the holders of a majority of the shares voted can elect all of the directors then standing for election.

    NO PREEMPTIVE OR SIMILAR RIGHTS. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

    RIGHT TO RECEIVE LIQUIDATION DISTRIBUTIONS. Upon a liquidation, dissolution or winding-up of Silicon Image, the holders of common stock are entitled to share ratably with holders of any participating preferred stock in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    Upon the closing of this offering, each outstanding share of preferred stock will be converted into shares of common stock. See Note 5 of Notes to Financial Statements for a description of our preferred stock.

    Following the offering, we will be authorized, subject to limitations imposed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of such series then outstanding, without any further vote or action by the stockholders. The board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Silicon Image and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

WARRANTS

    In September 1998, we issued to Intel a warrant to purchase 142,857 shares of our common stock at an exercise price of $3.50 per share. In September 1998, we also issued to Intel a warrant to purchase 142,857 shares of our common stock at an exercise price of $0.35 per share. Each of these warrants will remain outstanding after the completion of this offering until September 2004 unless sooner exercised. In addition, we are obligated to issue an additional warrant to Intel for 142,857 shares of common stock exercisable at $0.35 per share upon satisfaction of a milestone. This warrant will entitle Intel to purchase 142,857 shares of our common stock at an exercise price of $0.35 per share.

    In February 1999, we issued a warrant to an equipment lease financing company to purchase 32,142 shares of our Series D preferred stock with an exercise price of $3.50 per share. This warrant is immediately exercisable and will remain outstanding after the completion of this offering at which time it will become exercisable for 32,142 shares of our common stock. The warrant expires in February 2004.

REGISTRATION RIGHTS

    As a result of an investors' rights agreement dated July 28, 1998 between Silicon Image and some of our stockholders, the holders of 11,642,375 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

    DEMAND REGISTRATION RIGHTS. At any time after 90 days following this offering, the holders of at least 50% of the shares of common stock issuable upon conversion of our Series C and D preferred stock can request that we register all or a portion of their shares, so long as such registration covers at least 20% of their shares and the total offering price of the shares to the public is at least $5,000,000. We will only be required to file two registration statements in response to their demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in a 12 month period if we determine that the filing would be seriously detrimental to Silicon Image and our stockholders.

    PIGGYBACK REGISTRATION RIGHTS. If we register any securities for public sale, the holders of the shares of common stock issuable upon conversion of our Series A through D preferred stock will have the right to include their shares in the registration statement. However, this right does not apply to a registration statement relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit the number of shares registered by these holders to 25% of the total shares covered by the registration statement due to marketing reasons.

    FORM S-3 REGISTRATION RIGHTS. The holders of the shares of common stock issuable upon conversion of our Series A through D preferred stock can request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the total price of the shares offered to the public is at least $500,000. These holders may only require us to file two registration statements on Form S-3 in any 12 month period. We may postpone the filing of a registration statement for up to 120 days once in a 12 month period if we determine that the filing would be seriously detrimental to Silicon Image and our stockholders.

    We will pay all expenses incurred in connection with the registrations described above, except for underwriters' and brokers' discounts and commissions, which will be paid by the selling stockholders.

    The registration rights described above will expire with respect to a particular stockholder if it can sell all of its shares in a three month period under Rule 144 of the Securities Act. In any event, the registration rights described above will expire seven years after this offering is completed.

    Holders of these registration rights have waived the exercise of these registration rights for 180 days following the date of this prospectus.

ANTI-TAKEOVER PROVISIONS

    The provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

    DELAWARE LAW

    We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets with any "interested stockholder," meaning a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of the stockholder, for three years following the date that the stockholder became an "interested stockholder" unless:

    - the transaction is approved by the board of directors prior to the date the interested stockholder attained that status;

    - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

    - on or subsequent to such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

    A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

    CHARTER AND BYLAW PROVISIONS

    Our certificate of incorporation and bylaws provide that:

    - following the completion of this offering, no action shall be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws and that stockholders may not act by written consent;

    - following the completion of this offering, the approval of two-thirds of the stockholders shall be required to adopt, amend or repeal our bylaws; stockholders may not call special meetings of the stockholders or fill vacancies on the board;

    - commencing at the first annual meeting of stockholders following the date on which we shall have had at least 800 stockholders, our board of directors will be divided into three classes, each serving staggered three-year terms, which means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms, and directors may only be removed for cause; and

    - we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

    These provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is         .

LISTING

    We have applied to list our common stock on The Nasdaq Stock Market's National Market under the trading symbol "SIMG."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Before this offering, there has been no public market for our common stock. A significant public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

    Upon completion of this offering, we will have 21,120,274 shares of common stock outstanding, assuming no exercise of options and warrants outstanding as of June 30, 1999, and the conversion of all outstanding shares of preferred
stock. Of these shares,       shares sold in this offering (      if the
underwriters' over-allotment option is exercised in full) will be freely tradable in the public market without restriction or registration under the Securities Act, unless the shares are held by "affiliates" of Silicon Image, as that term is defined in Rule 144 under the Securities Act.

    The remaining 21,120,274 shares of common stock outstanding upon completion of this offering will be "restricted securities" as defined in Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

    Pursuant to "lock-up" agreements, all the executive officers, directors and stockholders of Silicon Image, who collectively hold an aggregate of 21,120,274 of these restricted securities, have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of these shares for a period of 180 days from the date of this prospectus, subject to limited exceptions. However, Credit Suisse First Boston Corporation may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

    Taking into account the lock-up agreements, and assuming Credit Suisse First Boston does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

    - On the date of this prospectus, the       shares sold in the offering will
      be immediately available for sale in the public market.

    - 180 days after the effective date, approximately 19,236,716 shares will be eligible for sale, of which 13,934,438 will be subject to volume, manner of sale and other limitations under Rule 144.

    - Of the remaining shares, 20,000 will be eligible for sale under Rule 701 upon the expiration of our repurchase right with respect to those shares, and 1,863,558 will be eligible for sale under Rule 144 upon the expiration of various one-year holding periods.

    Following the expiration of the lock-up period, shares issued upon exercise of options we granted prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of these shares beginning 90 days after the date of this prospectus. In general, under Rule 144, after expiration of the lock-up period, a person who has beneficially owned restricted securities for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

    - 1% of the then-outstanding shares of common stock, or

    - the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

    Sales under Rule 144 are also subject to manner of sale and notice requirements and the availability of current public information about Silicon Image. Under Rule 144(k), a person who has not been our affiliate at any time during the three months before a sale and who has beneficially owned the shares proposed to be sold for at least two years can sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    After the effective date of this offering, we intend to file a registration statement on Form S-8 to register approximately 4,978,138 shares of common stock outstanding or reserved for issuance under the 1995 Equity Incentive Plan, the 1999 Equity Incentive Plan, the 1999 Employee Stock Purchase Plan and written compensation contracts with our officers and key employees. The registration statement will become effective automatically upon filing. Shares issued under the foregoing employee benefit plans, after the filing of a registration statement on Form S-8, may be sold in the open market, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates, the lock-up agreements and repurchase right held by us.

    In addition, following this offering, the holders of 11,642,375 shares of outstanding common stock will, under some circumstances, have right to require us to register their shares for future sale. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting
agreement dated      , 1999, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, BancBoston Robertson Stephens, Inc. and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, are acting as representatives the following respective numbers of shares of common stock:

                                                                                      NUMBER
                     UNDERWRITER                                                    OF SHARES
----------------------------------------------------------------------------------  ----------
Credit Suisse First Boston Corporation............................................
BancBoston Robertson Stephens, Inc................................................
Dain Rauscher Wessels.............................................................

    Total.........................................................................

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

    We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $      per share. The
underwriters and selling group members may allow a discount of $      per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

    The following table summarizes the compensation and estimated expenses we will pay.

                                                              PER SHARE                         TOTAL
                                                    ------------------------------  ------------------------------
                                                       WITHOUT           WITH          WITHOUT           WITH
                                                    OVER-ALLOTMENT  OVER-ALLOTMENT  OVER-ALLOTMENT  OVER-ALLOTMENT
                                                    --------------  --------------  --------------  --------------
Underwriting discounts and commissions paid by       $               $               $               $
  us..............................................
Expenses payable by us............................   $               $               $               $

    The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

    We, our executive officers and directors, and existing holders of our securities which holders own or have the right to acquire more than 1% of our outstanding shares of common stock have agreed that we will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in our case issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

    The underwriters have reserved for sale, at the initial offering price, up
to     shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

    We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

    We have made application to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "SIMG".

    Prior to the offering, there has been no public market for the common stock. The initial public offering price for the common stock will be determined by negotiation between us and the representatives, and may not reflect the market price for the common stock following this offering. Among the principal factors considered in determining the initial public offering price of our common stock will be:

    - the information in this prospectus and otherwise available to the representatives;

    - market conditions for initial public offerings;

    - the history of and prospects for the industry in which we will compete;

    - the ability of our management;

    - our prospects for future earnings, the present state of our development and our current financial condition;

    - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

    - the general condition of the securities markets at the time of this offering and other relevant factors.

We can offer no assurances that the initial public offering price will correspond to the price at which common stock will trade in the public market following this offering or that an active trading market for the common stock will develop and continue after this offering.

    The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

    - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares of the common stock so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) the purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under the securities laws, (ii) where required by law, that the purchaser is purchasing as principal and not as agent, and
(iii) the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U. S. federal securities.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult with their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus for Silicon Image. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon certain legal matters in connection with this offering for the underwriters. An entity affiliated with Fenwick & West LLP holds 14,286 shares of our common stock.

                                    EXPERTS

    The financial statements as of December 31, 1998 and 1999 and June 30, 1999 and for each of the three years in the period ended December 31, 1998 and six month period ended June 30, 1999 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Silicon Image and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to that exhibit. The registration statement, including exhibits and schedules, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the SEC. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

                              SILICON IMAGE, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Accountants..........................................................................         F-2

Balance Sheets as of December 31, 1997 and 1998 and June 30, 1999..........................................         F-3

Statements of Operations for the year ended December 31, 1996, 1997 and 1998 and the six months ended June
  30, 1998 (unaudited) and 1999............................................................................         F-4

Statements of Stockholders' Equity for the year ended December 31, 1996, 1997 and 1998 and the six months
  ended June 30, 1999......................................................................................         F-5

Statements of Cash Flows for the year ended December 31, 1996, 1997 and 1998 and the six months ended June
  30, 1998 (unaudited) and 1999............................................................................         F-6

Notes to Financial Statements..............................................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Silicon Image, Inc.

The reincorporation described in Note 11 to the financial statements has not been consummated at June 30, 1999. When it has been consummated, we will be in a position to furnish the following report:

        "In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Silicon Image, Inc., at December 31, 1997 and 1998, and June 30, 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 and the six month period ended June 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

    PricewaterhouseCoopers LLP
    San Jose, California
    July 14, 1999

                              SILICON IMANGE, INC.

                                 BALANCE SHEETS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       DECEMBER 31,      JUNE 30,
                                                                   --------------------  ---------
                                                                     1997       1998       1999
                                                                   ---------  ---------  ---------   PRO FORMA
                                                                                                    STOCKHOLDER'S
                                                                                                     EQUITY AT
                                                                                                      JUNE 30,
                                                                                                        1999
                                                                                                    ------------
                                                                                                    (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents......................................  $   2,773  $  10,096  $  10,686
  Short-term investments.........................................     --          1,401      1,961
  Accounts receivable............................................        287      1,518      1,581
  Inventory......................................................        129        301        356
  Prepaid expenses and other current assets......................        119        259        245
                                                                   ---------  ---------  ---------
    Total current assets.........................................      3,308     13,575     14,829
Property and equipment, net......................................        793      1,125      1,003
Other assets.....................................................        270         74        182
                                                                   ---------  ---------  ---------
    Total assets.................................................  $   4,371  $  14,774  $  16,014
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Line of credit.................................................  $     372  $     757  $     757
  Accounts payable...............................................        626        882      1,272
  Accrued liabilities............................................        181      1,154      1,412
  Capital lease obligations, current.............................         17        218        489
  Deferred revenue...............................................        582      1,121        155
  Deferred margin on sales to distributors.......................     --            490      2,004
                                                                   ---------  ---------  ---------
    Total current liabilities....................................      1,778      4,622      6,089
Capital lease obligations, long-term.............................     --            300        773
                                                                   ---------  ---------  ---------
Total liabilities................................................      1,778      4,922      6,862
                                                                   ---------  ---------  ---------
Commitments and contingencies (Note 6 and 8)

Stockholders' Equity:
  Convertible preferred stock, $0.001 par value; 6,065,000,
    10,065,000, and 10,065,000 shares authorized; 5,965,000
    9,560,000 and 9,560,000 shares issued and outstanding;
    5,000,000 shares authorized, none issued or issued or
    outstanding at June 30, 1999 on a pro forma basis
    (unaudited)..................................................          6         10         10   $       --
  Common stock, par value $0.001; 20,000,000, 21,500,000 and
    21,500,000 shares authorized; 5,661,000, 6,786,000, and
    9,463,000 shares issued and outstanding; 75,000,000 shares authorized, 21,120,000 shares issued and outstanding at June
    30, 1999 on a pro forma basis (unaudited)....................          6          7          9           21
  Additional paid-in capital.....................................      8,739     24,960     34,796       34,794
  Notes receivable from stockholders.............................     --            (96)    (1,461)      (1,461)
  Unearned compensation..........................................     --         (2,249)    (7,513)      (7,513)
  Accumulated deficit............................................     (6,158)   (12,780)   (16,689)     (16,689)
                                                                   ---------  ---------  ---------  ------------
    Total stockholders' equity...................................      2,593      9,852      9,152   $    9,152
                                                                   ---------  ---------  ---------  ------------
                                                                                                    ------------
    Total liabilities and stockholders' equity...................  $   4,371  $  14,774  $  16,014
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

   The accompanying notes are an integral part of these financial statements.

                              SILICON IMAGE, INC.

                            STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                          SIX MONTHS
                                                                       YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
                                                                   -------------------------------  ----------------------
                                                                     1996       1997       1998                    1999
                                                                   ---------  ---------  ---------     1998      ---------
                                                                                                    -----------
                                                                                                    (UNAUDITED)
Revenue:
  Product revenue................................................  $      30  $   1,280  $   7,703   $   2,652   $   7,706
  Development and license revenue................................      1,121      1,582        100          25         575
                                                                   ---------  ---------  ---------  -----------  ---------
    Total revenue................................................      1,151      2,862      7,803       2,677       8,281
                                                                   ---------  ---------  ---------  -----------  ---------
Cost and operating expenses:
  Cost of product revenue........................................          5        851      4,314       1,711       3,328
  Research and development.......................................      1,307      3,176      4,524       1,956       3,060
  Selling, general and administrative............................      1,811      2,990      4,335       1,906       3,052
  Stock compensation and warrant expense.........................     --         --          1,361         184       2,898
                                                                   ---------  ---------  ---------  -----------  ---------
    Total operating expenses.....................................      3,123      7,017     14,534       5,757      12,338
                                                                   ---------  ---------  ---------  -----------  ---------
Loss from operations.............................................     (1,972)    (4,155)    (6,731)     (3,080)     (4,057)
Interest income..................................................         32        171        242          31         210
Interest expense.................................................         (4)       (52)      (133)        (54)        (62)
                                                                   ---------  ---------  ---------  -----------  ---------
Net loss.........................................................  $  (1,944) $  (4,036) $  (6,622)  $  (3,103)  $  (3,909)
                                                                   ---------  ---------  ---------  -----------  ---------
                                                                   ---------  ---------  ---------  -----------  ---------

Net loss per share:
  Basic and diluted..............................................  $   (1.25) $   (1.36) $   (1.40)  $   (0.73)  $   (0.73)

  Weighted average shares........................................      1,550      2,978      4,744       4,235       5,332

Pro forma net loss per share:
  Basic and diluted (unaudited)..................................                        $   (0.46)              $   (0.23)

  Weighted average shares (unaudited)............................                           14,448                  16,989

   The accompanying notes are an integral part of these financial statements.

                              SILICON IMAGE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                      CONVERTIBLE                                                    NOTES
                                    PREFERRED STOCK             COMMON STOCK        ADDITIONAL    RECEIVABLE
                                ------------------------  ------------------------    PAID-IN        FROM          UNEARNED
                                  SHARES       AMOUNT       SHARES       AMOUNT       CAPITAL    STOCKHOLDERS'   COMPENSATION
                                -----------  -----------  -----------  -----------  -----------  -------------  ---------------
Balance at December 31,
  1995........................         985    $       1        5,381    $       5    $   1,011     $  --           $  --
Issuance of Series A
  Convertible Preferred Stock
  in February 1996, net of
  issuance costs..............         580            1       --           --              577        --              --
Issuance of Series B
  Convertible Preferred Stock
  in Sept 1996, net of
  issuance costs..............         400       --           --           --            2,180        --              --
Common Stock issued for cash
  and notes, net..............      --           --              280            1           14           (10)         --
Net loss......................      --           --           --           --           --            --              --
                                     -----          ---        -----   -----------  -----------  -------------       -------
Balance at December 31,
  1996........................       1,965            2        5,661            6        3,782           (10)         --

Issuance of Series C
  Convertible Preferred Stock
  in June 1997, net of
  issuance costs..............       4,000            4       --           --            4,957        --              --
Repayment of note
  receivable..................      --           --           --           --           --                10          --
Net loss......................      --           --           --           --           --            --              --
                                     -----          ---        -----   -----------  -----------  -------------       -------
Balance at December 31,
  1997........................       5,965            6        5,661            6        8,739        --              --

Issuance of Series D
  Convertible Preferred Stock
  in September 1998, net of
  issuance costs..............       3,595            4       --           --           12,452        --              --
Common stock issued for cash
  and notes...................      --           --            1,125            1          159           (96)         --
Unearned compensation.........      --           --           --           --            2,972        --              (2,972)
Amortization of unearned
  compensation................      --           --           --           --           --            --                 723
Expense on options to
  consultants.................      --           --           --           --              292        --              --
Expense on warrants (Note
  8)..........................      --           --           --           --              346        --              --
Net loss......................      --           --           --           --           --            --              --
                                     -----          ---        -----   -----------  -----------  -------------       -------
Balance at December 31,
  1998........................       9,560           10        6,786            7       24,960           (96)         (2,249)

Common stock issued for cash
  and notes...................      --           --            2,677            2        1,674        (1,365)         --
Unearned compensation.........      --           --           --           --            7,303        --              (7,303)
Amortization of unearned
  compensation................      --           --           --           --           --            --               2,039
Expense on options to
  consultants.................      --           --           --           --              264        --              --
Expense on warrants (Note
  8)..........................      --           --           --           --              595        --              --
Net loss......................      --           --           --           --           --            --              --
                                     -----          ---        -----   -----------  -----------  -------------       -------
Balance at June 30, 1999......       9,560    $      10        9,463    $       9    $  34,796     $  (1,461)      $  (7,513)
                                     -----          ---        -----   -----------  -----------  -------------       -------
                                     -----          ---        -----   -----------  -----------  -------------       -------


                                ACCUMULATED
                                  DEFICIT       TOTAL
                                ------------  ---------
Balance at December 31,
  1995........................   $     (178)  $     839
Issuance of Series A
  Convertible Preferred Stock
  in February 1996, net of
  issuance costs..............       --             578
Issuance of Series B
  Convertible Preferred Stock
  in Sept 1996, net of
  issuance costs..............       --           2,180
Common Stock issued for cash
  and notes, net..............       --               5
Net loss......................       (1,944)     (1,944)
                                ------------  ---------
Balance at December 31,
  1996........................       (2,122)      1,658
Issuance of Series C
  Convertible Preferred Stock
  in June 1997, net of
  issuance costs..............       --           4,961
Repayment of note
  receivable..................       --              10
Net loss......................       (4,036)     (4,036)
                                ------------  ---------
Balance at December 31,
  1997........................       (6,158)      2,593
Issuance of Series D
  Convertible Preferred Stock
  in September 1998, net of
  issuance costs..............       --          12,456
Common stock issued for cash
  and notes...................       --              64
Unearned compensation.........       --          --
Amortization of unearned
  compensation................       --             723
Expense on options to
  consultants.................       --             292
Expense on warrants (Note
  8)..........................       --             346
Net loss......................       (6,622)     (6,622)
                                ------------  ---------
Balance at December 31,
  1998........................      (12,780)      9,852
Common stock issued for cash
  and notes...................       --             311
Unearned compensation.........       --          --
Amortization of unearned
  compensation................       --           2,039
Expense on options to
  consultants.................       --             264
Expense on warrants (Note
  8)..........................       --             595
Net loss......................       (3,909)     (3,909)
                                ------------  ---------
Balance at June 30, 1999......   $  (16,689)  $   9,152
                                ------------  ---------
                                ------------  ---------

   The accompanying notes are an integral part of these financial statements.

                              SILICON IMAGE, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                    SIX MONTHS ENDED JUNE
                                                                       YEAR ENDED DECEMBER 31,               30,
                                                                   -------------------------------  ----------------------
                                                                     1996       1997       1998                    1999
                                                                   ---------  ---------  ---------     1998      ---------
                                                                                                    -----------
                                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.......................................................  $  (1,944) $  (4,036) $  (6,622)  $  (3,103)  $  (3,909)
  Adjustments to reconcile net loss to cash provided by (used in)
    operating activities:
    Depreciation and amortization................................        148        312        649         306         296
    Stock compensation and warrant expense.......................     --         --          1,361         184       2,898
    Change in assets and liabilities:
      Accounts receivable........................................     --           (287)    (1,231)          4         (63)
      Inventory..................................................        (26)      (103)      (172)       (398)        (55)
      Prepaid expenses and other assets..........................        (95)      (288)        56         210         (94)
      Accounts payable...........................................        385        187        256         920         390
      Accrued liabilities........................................         27        151        973         (55)        258
      Deferred revenue...........................................      1,000       (418)       539          43        (966)
      Deferred margin on sales to distributors...................     --         --            490      --           1,514
                                                                   ---------  ---------  ---------  -----------  ---------
        Net cash provided by (used in) operating activities......       (505)    (4,482)    (3,701)     (1,889)        269
                                                                   ---------  ---------  ---------  -----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of short-term investments.............................     --         --         (1,401)     --          (3,935)
  Proceeds from sale of short-term investments...................     --         --         --          --           3,375
  Purchase of property and equipment.............................       (724)      (300)      (340)         (9)       (113)
                                                                   ---------  ---------  ---------  -----------  ---------
        Net cash used in investing activities....................       (724)      (300)    (1,741)         (9)       (673)
                                                                   ---------  ---------  ---------  -----------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on capital lease obligations................        (65)       (59)      (140)        (45)       (106)
  Proceeds from financing of property and equipment..............     --         --         --          --             789
  Borrowings on line of credit, net..............................     --            372        385         378      --
  Proceeds from issuance of Convertible Preferred Stock, net of
    issuance costs...............................................      2,758      4,961     12,456      --          --
  Proceeds from issuance of Common Stock.........................          5     --             64          25         311
  Repayment of note receivable...................................     --             10     --          --          --
                                                                   ---------  ---------  ---------  -----------  ---------
        Net cash provided by financing activities................      2,698      5,284     12,765         358         994
                                                                   ---------  ---------  ---------  -----------  ---------
Net increase (decrease) in cash and cash equivalents.............      1,469        502      7,323      (1,540)        590
Cash and cash equivalents at the beginning of the period.........        802      2,271      2,773       2,773      10,096
                                                                   ---------  ---------  ---------  -----------  ---------
Cash and cash equivalents at the end of the period...............  $   2,271  $   2,773  $  10,096   $   1,233   $  10,686
                                                                   ---------  ---------  ---------  -----------  ---------
                                                                   ---------  ---------  ---------  -----------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Acquisition of software and equipment under capital lease......  $      83  $      28  $     641   $     566   $      61
                                                                   ---------  ---------  ---------  -----------  ---------
                                                                   ---------  ---------  ---------  -----------  ---------
  Issuance of common stock in exchange for notes receivable......  $  --      $  --      $      96   $  --       $   1,365
                                                                   ---------  ---------  ---------  -----------  ---------
                                                                   ---------  ---------  ---------  -----------  ---------
  Cash paid for interest.........................................  $       4  $       6  $     128   $      53   $      59
                                                                   ---------  ---------  ---------  -----------  ---------
                                                                   ---------  ---------  ---------  -----------  ---------

   The accompanying notes are an integral part of these financial statements.

                              SILICON IMAGE, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

    Silicon Image, Inc. (the "Company") was incorporated in California in January 1995. The Company designs, develops and markets semiconductor solutions for applications that require cost-effective, high-bandwidth, integrated solutions for high-speed data communications. The Company is initially focusing its technology on the local interconnect between host systems, such as PCs, set-top boxes and DVD players, and digital displays, such as flat panel displays and CRTs. The Company's first products enable host systems to transmit digital data and allows displays to receive and manipulate digital video data.

BASIS OF PRESENTATION

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Certain items previously reported in specific financial statement captions have been reclassified to conform with the June 30, 1999 presentation.

UNAUDITED INTERIM FINANCIAL INFORMATION

    The interim financial information for the six month period ended June 30, 1998 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information.

REVENUE RECOGNITION

    The Company recognizes revenue from product sales to direct customers upon shipment. Reserves for sales returns and allowances are recorded at the time of shipment. The Company's sales to distributors are made under agreements allowing for returns or credits under certain circumstances and the Company defers recognition of revenue on sales to distributors until the Company estimates products are resold by the distributor to the end-user. Development and license revenues are recognized as milestones are met or as license fees are earned.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company considers all highly liquid debt instruments having a maturity of three months or less on the date of purchase to be cash equivalents. At December 31, 1997 and 1998 and June 30, 1999, approximately $0, $7,546,000 and $7,197,000 of commercial paper and $2,700,000, $1,319,000 and $3,380,000 of money market funds are included in cash and cash equivalents, respectively, the fair value of which approximated cost. Short-term investments are comprised of commercial paper for all periods presented. Short-term investments are held as securities available for sale in accordance with Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and are reported at amortized cost as of the balance sheet date which approximates fair market value.

                              SILICON IMAGE, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist of temporary cash investments, short-term investments and accounts receivable. The Company may place its short-term investments in a variety of financial instruments and, by policy, limits the amount of credit exposure through diversification and by restricting its investments to highly liquid securities.

    The Company performs ongoing credit evaluations of its customers' financial condition and may require collateral such as letters of credit, whenever deemed necessary. In 1997, two customers accounted for 56% and 19% of product revenue. Three customers accounted for 36%, 24% and 12% of gross accounts receivable at December 31, 1997. In 1998, two customers accounted for 54% and 12% of product revenue. At December 31, 1998, the same two customers accounted for 65% and 12% of gross accounts receivable, respectively. In the six months ended June 30, 1999, three customers accounted for 13%, 13% and 11% of product revenue. At June 30, 1999, four customers accounted for 13%, 12%, 12% and 11% of gross accounts receivable.

INVENTORY

    Inventory is stated at the lower of cost or market, cost being determined under the first-in, first-out method.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Assets held under capital leases are amortized using the straight-line method over the shorter of the lease term or the estimated useful life, which range from three to five years.

RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are charged to operations as incurred.

STOCK BASED COMPENSATION

    The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Expense associated with stock-based compensation is amortized on an accelerated basis over the vesting period of the individual award consistent with the method described in Financial Accounting Standards Board ("FASB") Interpretation No. 28.

COMPREHENSIVE INCOME

    In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components and is effective for periods beginning after December 15, 1997. The Company's comprehensive income approximated net income for all periods presented.

                              SILICON IMAGE, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) LONG-LIVED ASSETS

    The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than the asset net book value. No such impairment losses have been identified by the Company.

PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

    Effective upon the closing of the Company's initial public offering, the outstanding shares of Series A, Series B, Series C and Series D Convertible Preferred Stock will automatically convert into approximately 3,130,000, 932,203, 4,000,000 and 3,594,859 shares, respectively, of Common Stock. Also effective upon the closing of this offering 75,000,000 shares of Common Stock and 5,000,000 of undesignated Preferred Stock will be authorized. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma stockholders' equity at June 30, 1999.

NET LOSS PER SHARE

    The Company reports both basic net loss per share, which is based on the weighted average number of common shares outstanding excluding contingently issuable or returnable shares, and diluted net loss per share, which is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding.

    The following tables set forth the computation of basic and diluted net loss per share of common stock:

                                                                                                          SIX MONTHS
                                                                       YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
                                                                   -------------------------------  ----------------------
                                                                     1996       1997       1998                    1999
                                                                   ---------  ---------  ---------     1998      ---------
                                                                                                    -----------
                                                                                                    (UNAUDITED)
Numerator (in thousands):
  Net loss.......................................................  $  (1,944) $  (4,036) $  (6,622)  $  (3,103)  $  (3,909)
                                                                   ---------  ---------  ---------  -----------  ---------
Denominator (in thousands):
  Weighted average shares........................................      5,111      5,180      6,029       5,795       8,054
  Less: unvested common shares subject to repurchase.............     (3,561)    (2,202)    (1,285)     (1,560)     (2,722)
                                                                   ---------  ---------  ---------  -----------  ---------
  Denominator for basic and diluted calculation..................      1,550      2,978      4,744       4,235       5,332
                                                                   ---------  ---------  ---------  -----------  ---------
Net loss per share:
  Basic and diluted net loss per share...........................  $   (1.25) $   (1.36) $   (1.40)  $   (0.73)  $   (0.73)
                                                                   ---------  ---------  ---------  -----------  ---------
                                                                   ---------  ---------  ---------  -----------  ---------

    As a result of the net losses incurred by the Company during fiscal years 1996, 1997 and 1998 and for the six month periods ended June 30, 1998 and 1999, all potential common shares were anti-dilutive and have been excluded from the diluted net loss per share calculation. The following table summarizes

                              SILICON IMAGE, INC.

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) securities outstanding as of each period end, on an as-converted basis, which were not included in the calculation of diluted net loss per share since their inclusion would be anti-dilutive.

                                                DECEMBER 31,                   JUNE 30,
                                       -------------------------------  ----------------------
                                         1996       1997       1998                    1999
                                       ---------  ---------  ---------               ---------
                                                                           1998
                                                                        -----------
                                                                        (UNAUDITED)
Preferred Stock......................  4,062,000  8,062,000  11,657,000  8,062,000   11,657,000
Unvested common shares subject to
  repurchase.........................  3,561,000  2,202,000  1,285,000   1,560,000   2,722,000
Stock options........................  1,199,000  2,124,000  2,125,000   2,362,000   1,149,000
Common stock warrants................     --         --        286,000      --         286,000
Preferred stock warrants.............     --         --         --          --          32,000

PRO FORMA NET LOSS PER SHARE (UNAUDITED)

    Pro forma net loss per share for the year ended December 31, 1998 and six months ended June 30, 1999 is computed using the weighted average number of common shares outstanding, including the conversion of the Company's Series A, Series B, Series C and Series D Convertible Preferred Stock outstanding into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such change in conversion rate and conversion occurred on December 31, 1998 and June 30, 1999, respectively. The calculation of diluted net loss per share excludes potential common shares as the effect would be antidilutive.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes a model for accounting for derivatives and hedging activities and supercedes and amends a number of existing accounting standards. SFAS No. 133 requires that all derivatives be recognized in the balance sheet at their fair market value, and the corresponding derivative gains or losses be either reported in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect to such derivative. We do not currently or plan to enter into forward exchange contracts to hedge exposures denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes.

    In March 1999, the FASB issued an exposure draft entitled, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25." Although the proposed interpretation becomes effective upon its issuance, certain transactions occurring after December 15, 1998 are subject to complicated transition rules. If approved, the proposed interpretation may result in many changes being made to existing practice and may have a significant impact on the Company's accounting for stock based compensation.

NOTE 2--RELATED PARTY TRANSACTIONS:

    In January 1996, 550,000 shares of Common Stock were issued to an officer for which the Company received cash of $3,750 and a note receivable of $10,000. This note receivable and accrued interest was repaid in December 1997. In 1998, 551,000 shares of Common Stock were issued upon the exercise of options to several officers of the Company in exchange for notes receivable totaling $95,625.

                              SILICON IMAGE, INC.

NOTE 2--RELATED PARTY TRANSACTIONS: (CONTINUED)
During the six months ended June 30, 1999, an additional 1,483,000 shares were issued to officers and an employee in exchange for notes receivable totaling $1,365,000. These notes bear interest at rates ranging from 4.64% to 7.75% per annum and are due within four to five years. The Company has recorded compensation expense in connection with option grants and sales of common stock (Note 8).

NOTE 3--BALANCE SHEET COMPONENTS:

                                                                      DECEMBER 31,      JUNE 30,
                                                                  --------------------  ---------
                                                                    1997       1998       1999
                                                                  ---------  ---------  ---------
                                                                          (IN THOUSANDS)
Accounts receivable:
  Accounts receivable...........................................  $     317  $   1,549  $   1,612
  Allowance for doubtful accounts...............................        (30)       (31)       (31)
                                                                  ---------  ---------  ---------
                                                                  $     287  $   1,518  $   1,581
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

Inventory:
  Work in process...............................................  $      38  $     175  $     295
  Finished goods................................................         91        126         61
                                                                  ---------  ---------  ---------
                                                                  $     129  $     301  $     356
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

Property and equipment:
  Furniture and equipment.......................................  $     439  $     475  $     522
  Computers and software........................................        818      1,581      1,708
                                                                  ---------  ---------  ---------
                                                                      1,257      2,056      2,230
  Less: accumulated depreciation................................       (464)      (931)    (1,227)
                                                                  ---------  ---------  ---------
                                                                  $     793  $   1,125  $   1,003
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

    Assets acquired under capitalized lease obligations are included in property and equipment and totaled $145,000, $641,000 and $1,461,000, with related accumulated depreciation of $50,000, $165,000 and $281,000 at December 31, 1997 and December 31, 1998 and June 30, 1999 respectively.

                                                                      DECEMBER 31,      JUNE 30,
                                                                  --------------------  ---------
                                                                    1997       1998       1999
                                                                  ---------  ---------  ---------
                                                                          (IN THOUSANDS)
Accrued liabilities:
  Accrued payroll and related expenses..........................  $      79  $     167  $     235
  Customer rebates and accrued sales returns....................     --            491        690
  Other accrued liabilities.....................................        102        496        487
                                                                  ---------  ---------  ---------
                                                                  $     181  $   1,154  $   1,412
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

                              SILICON IMAGE, INC.

NOTE 4--INCOME TAXES:

    No provision for federal or state income taxes has been recorded for the years ended December 31, 1996, 1997 and 1998 and for the six month period ended June 30, 1999, as the Company has incurred net operating losses since inception (January 1995).

    Deferred tax assets relate to the following:

                                                                    DECEMBER 31,      JUNE 30,
                                                                --------------------  ---------
                                                                  1997       1998       1999
                                                                ---------  ---------  ---------
                                                                        (IN THOUSANDS)
Net operating loss carryforwards..............................  $   1,989  $   4,996  $   5,933
Deferred revenue..............................................        220        690        798
Research and development credit...............................         78        462        651
Other items not currently deductible..........................         89        197        504
                                                                ---------  ---------  ---------
                                                                    2,376      6,345      7,886
Less: valuation allowance.....................................     (2,376)    (6,345)    (7,886)
                                                                ---------  ---------  ---------
                                                                $  --      $  --      $  --
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

    Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of losses, recent increases in expense levels, the fact that the market in which the Company competes is characterized by rapidly changing technology, the lack of carryback capacity to realize deferred tax assets, and the uncertainty regarding continued market acceptance of the Company's products. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

    At June 30, 1999, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $16,073,000 and $5,358,000, respectively, which expire through 2019 and 2004, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

NOTE 5--CONVERTIBLE PREFERRED STOCK:

    Convertible Preferred Stock at June 30, 1999 consists of the following:

                                                             SHARES
                                                    -------------------------
SERIES                                               AUTHORIZED   OUTSTANDING
--------------------------------------------------  ------------  -----------     PROCEEDS
                                                                                   NET OF
                                                                                  ISSUANCE
                                                                                   COSTS
                                                                               --------------
                                                                               (IN THOUSANDS)
A.................................................     1,565,000   1,565,000     $    1,563
B.................................................       400,000     400,000          2,180
C.................................................     4,100,000   4,000,000          4,961
D.................................................     4,000,000   3,594,859         12,456
                                                    ------------  -----------       -------
                                                      10,065,000   9,559,859     $   21,160
                                                    ------------  -----------       -------
                                                    ------------  -----------       -------

                              SILICON IMAGE, INC.

NOTE 5--CONVERTIBLE PREFERRED STOCK: (CONTINUED)
    The holders of the Convertible Preferred Stock have various rights and preferences as follows:

    Each share of Series A, B, C and D Convertible ("Series A, B, C and D") Preferred Stock outstanding is convertible into two, 2.3305, one and one share(s) of Common Stock, respectively, at the option of the holder, subject to certain adjustments, and automatically converts upon the completion of an underwritten public offering of Common Stock with gross proceeds of at least $10,000,000 and a public offering price of not less than $6.00 per share. At June 30, 1999, the outstanding shares of Series A, B, C and D are convertible into 3,130,000, 932,203, 4,000,000 and 3,594,859 shares of Common Stock, respectively.

    Each share of Series A, B, C and D entitles its holder to one vote for each Common Share into which such shares would convert. Dividends at the rate of $0.05, $0.275, $0.0625 and $0.175 per share for Series A, B, C and D Stock, respectively, if declared by the Board of Directors, are payable to the preferred stockholders in preference to any dividends for Common Stock declared by the Board of Directors. Dividends are noncumulative. No dividends have been declared by the Board of Directors through June 30, 1999.

    The holders of Series A, B, C and D are entitled to receive their original issuance prices of $1.00, $5.50, $1.25 and $3.50 per share, respectively, in liquidation, plus an amount equal to all declared but unpaid dividends, prior and in preference to any distribution to the holders of Common Stock. As of June 30, 1999, the aggregate liquidation preference of Series A, B, C and D was approximately $21,347,000.

NOTE 6--LEASING ARRANGEMENTS AND COMMITMENTS:

    The Company leases certain equipment and software under short-term and long-term lease agreements which are reported as capital leases. The terms of the leases range from one to three years, with purchase options at the end of the respective lease terms. The Company intends to exercise such purchase options, which require minimal payments. The Company's obligation under these leasing arrangements are secured by the leased equipment.

    The Company leases its facility under a noncancelable operating lease which expires in December 2002. Rent expense is recorded using the straight-line method and totaled $77,000, $290,000 and $333,000 in 1996, 1997 and 1998,
respectively. Rent expense for the six months ended June 30, 1999 was $225,000.

    In February 1999, the Company entered into a $2,500,000 lease line of credit that allows for the leasing of equipment and software over 33 to 42 month terms. The stated interest rate under this agreement is 8%. The agreement expires in October 2000. The Company granted warrants to purchase up to 32,142 shares of the Company's Series D preferred stock at $3.50 per share to the lessor upon approval of the lease line of credit (Note 8).

                              SILICON IMAGE, INC.

NOTE 6--LEASING ARRANGEMENTS AND COMMITMENTS: (CONTINUED)
    Future minimum lease payments including capitalized purchase options at June 30, 1999 and future minimum sub-lease rental receipts under non cancelable operating leases are as follows:

                                                                            CAPITAL    OPERATING
YEAR ENDING DECEMBER 31,                                                    LEASES      LEASES
-------------------------------------------------------------------------  ---------  -----------
                                                                               (IN THOUSANDS)
1999.....................................................................  $     285   $     237
2000.....................................................................        568         479
2001.....................................................................        416         497
2002.....................................................................        141         494
                                                                           ---------  -----------
Total minimum payments, net of sublease income...........................      1,410   $   1,707
                                                                                      -----------
                                                                                      -----------
Less interest............................................................       (148)
                                                                           ---------
Present value of payments under current capital lease obligations........      1,262
Less long term portion...................................................       (773)
                                                                           ---------
Short term portion.......................................................  $     489
                                                                           ---------
                                                                           ---------

NOTE 7--LINE OF CREDIT:

    In June 1997, the Company entered into a line of credit agreement with a financial institution. This line of credit provided for borrowings of up to $750,000 which were secured by the assets of the Company. Borrowings under the line of credit accrued interest at the bank's prime rate plus 1.5%. Unpaid principal and accrued interest were due at the maturity of the line of credit. At December 31, 1997, $372,000 was outstanding under this line of credit.

    In December 1998, the line of credit expired and was paid in full using proceeds from a second or new line of credit. The new line of credit provides for borrowings of up to $4.0 million based on and secured by eligible accounts receivable as defined in the credit agreement. Borrowings accrue interest at the bank's commercial lending rate plus 0.25% (8.25% at June 30, 1999). Accrued interest is due monthly. The line of credit agreement requires the Company to meet certain financial covenants including minimum tangible net worth and quick ratio requirements. At June 30, 1999, the Company was in compliance with such covenants. The agreement expires in April 2000.

NOTE 8--STOCKHOLDER'S EQUITY:

COMMON STOCK

    The Company has authorized 21,500,000 shares of Common Stock. The Company issued to founders and certain executives restricted common stock subject to repurchase rights. The Company has the right to repurchase all or any portion of the unvested shares of restricted stock at the original purchase price, which right lapses over a four year vesting period. During the six months ended June 30, 1999 the Company sold 1,190,000 shares of Common Stock to founders, certain executives and an employee for a total of $1,310,000. At June 30, 1999, 1,404,000 shares of restricted Common Stock were subject to the Company's repurchase option.

                              SILICON IMAGE, INC.

NOTE 8--STOCKHOLDER'S EQUITY: (CONTINUED)
STOCK WARRANTS

    In September 1998, the Company and a third party entered into an agreement to develop and promote the adoption of a digital display interface specification, which was amended in April 1999. In connection with this agreement, the Company granted to the manufacturer a warrant to purchase 142,857 shares of the Company's common stock at $3.50 per share. The warrant is immediately exercisable. Under the same agreement, the Company granted a warrant to the manufacturer to purchase 142,857 shares of the Company's common stock at $0.35 per share. The warrant became exercisable during the quarter ended March 31, 1999 when the manufacturer achieved a milestone. The Company recorded $346,000 in 1998 and $595,000 in the six months ended June 30, 1999 of expense for these warrants, which expense is included in stock compensation and warrant expense. In addition, if a milestone are achieved, the Company will grant to the manufacturer a warrant to purchase 142,857 shares of the Company's common stock at $0.35 per share. If the milestones are achieved, the Company will record an expense related to the issuance of this warrant (the estimated fair value of the warrant at June 30, 1999 was $642,000). All warrants under this agreement will expire on September 16, 2004.

    In February 1999 and in connection with a lease line of credit, the Company granted a warrant to purchase up to 32,142 shares of the Company's Series D preferred stock at $3.50 per share. This warrant is immediately exercisable and expires on February 17, 2004. The Company did not ascribe any value to the warrant because the estimated fair market value of the warrant on the date of grant was insignificant. This warrant will remain outstanding after completion of the Company's initial public offering and will become exercisable for 32,142 shares of the Company's Common Stock.

STOCK OPTION PLAN

    In September 1995, the Board of Directors adopted the 1995 Equity Incentive Plan (the "Plan") which provides for the granting of incentive stock options ("ISOs") and non-qualified stock options ("NSOs") for shares of common stock to employees, directors and consultants of the Company. In accordance with the Plan, the stated exercise price shall not be less than 100% and 85% of the estimated fair market value of Common Stock on the date of grant for ISOs and NSOs, respectively, as determined by the Board of Directors. The Plan provides that the options shall be exercisable over a period not to exceed ten years and shall vest over a period of four years. In September 1998, the Plan was amended to allow options to be exercised prior to vesting. The Company has the right to repurchase such shares at their original purchase price if the optionee is terminated from service prior to vesting. Such rights expire as the options vest over a four year period.

                              SILICON IMAGE, INC.

NOTE 8--STOCKHOLDER'S EQUITY: (CONTINUED)
    The following table summarizes the Company's stock option activity and related weighted average exercise price within each category.

                                                                                              OPTIONS OUTSTANDING
                                                                                          ----------------------------
                                                                                                            WEIGHTED
                                                                                                             AVERAGE
                                                                                                            EXERCISE
                                                                                                              PRICE
                                                                                                            PER SHARE
                                                                             SHARES                        -----------
                                                                            AVAILABLE
                                                                          FOR ISSUANCE       NUMBER OF
                                                                         ---------------      SHARES
                                                                         (IN THOUSANDS)   ---------------
                                                                                          (IN THOUSANDS)
Balance at December 31, 1995...........................................           620              850      $    0.08
  Authorized...........................................................         1,500           --             --
  Granted..............................................................        (1,009)           1,009           0.13
  Canceled.............................................................            70              (70)          0.02
  Exercised............................................................        --                 (590)          0.02
                                                                               ------           ------          -----
Balance at December 31, 1996...........................................         1,181            1,199           0.09
  Granted..............................................................          (925)             925           0.13
  Canceled.............................................................        --               --             --
  Exercised............................................................        --               --             --
                                                                               ------           ------          -----
Balance at December 31, 1997...........................................           256            2,124           0.11
  Authorized...........................................................         1,750           --             --
  Granted..............................................................        (1,298)           1,298           0.32
  Canceled.............................................................           172             (172)          0.30
  Exercised............................................................        --               (1,125)          0.14
                                                                               ------           ------          -----
Balance at December 31, 1998...........................................           880            2,125           0.20
  Authorized...........................................................         1,000           --             --
  Granted..............................................................          (479)             479           1.10
  Canceled.............................................................            38              (38)          0.27
  Exercised............................................................        --               (1,467)          0.61
                                                                               ------           ------          -----
Balance at June 30, 1999...............................................         1,439            1,099           0.53
                                                                               ------           ------          -----
                                                                               ------           ------          -----

    At June 30, 1999, 278,000 options were vested, and 1,318,000 unvested shares had been exercised and remain subject to the Company's repurchase rights.

    During 1997, the Company granted 50,000 options to purchase Common Stock to a founder at an exercise price of $0.125. The options were granted outside of the plan. The options are outstanding as of June 30, 1999.

                              SILICON IMAGE, INC.

NOTE 8--STOCKHOLDER'S EQUITY: (CONTINUED)
    Significant option groups outstanding at June 30, 1999, and related weighted average exercise price and contractual life information are as follows:

                                                                OUTSTANDING AND
                                                                  EXERCISABLE
                                                           --------------------------    REMAINING
RANGE OF EXERCISE PRICES                                                      PRICE    LIFE (YEARS)
---------------------------------------------------------      SHARES       ---------  -------------
                                                           ---------------
                                                           (IN THOUSANDS)
$0.08-$0.125.............................................           370     $    0.11         7.82
$0.25-$0.35..............................................           434     $    0.32         9.17
$0.50-$0.75..............................................           158     $    0.64         9.73
$1.00-$3.00..............................................           187     $    1.67         9.93
                                                                  -----
                                                                  1,149
                                                                  -----
                                                                  -----

    The weighted average fair value at the date of grant for options granted was $0.13, $0.13 and $2.84 per option during 1996, 1997 and 1998, respectively. The weighted average fair value at the date of grant for options granted during the six month period ended June 30, 1999 was $5.02. The fair value of options at the date of grant was estimated on the date of grant based on the fair value method using the Black-Scholes pricing model and using the following assumptions:

                                                                                              SIX MONTHS
                                                                                                 ENDED
                                                            YEAR ENDED DECEMBER 31,            JUNE 30,
                                                     -------------------------------------  ---------------
                                                        1996         1997         1998           1999
                                                        -----        -----        -----     ---------------
Expected life (years)..............................           4            4            4              4
Risk-free Interest rate............................         6.2%         6.0%         5.6%           5.6%
Dividend yield.....................................      --           --           --             --

PRO FORMA EXPENSE

    Had compensation cost for the 1995 Plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS 123, the Company's net loss would have been adjusted as follows:

                                                                                    SIX MONTHS
                                                                                       ENDED
                                                       YEAR ENDED DECEMBER 31,       JUNE 30,
                                                   -------------------------------  -----------
                                                     1996       1997       1998        1999
                                                   ---------  ---------  ---------  -----------
                                                           (IN THOUSANDS)
Net loss:
  Pro forma......................................  $  (1,949) $  (4,038) $  (7,473)  $  (5,762)
Basic and diluted net loss per share:
  Pro forma......................................  $   (1.26) $   (1.36) $   (1.58)  $   (1.08)

STOCK COMPENSATION

    During the year ended December 31, 1998 and the six months ended June 30, 1999, the Company granted options and sold restricted stock to employees and recognized unearned stock compensation of $2,972,000 and $7,303,000, respectively. Such unearned stock compensation will be amortized using an accelerated method over the vesting period and may decrease due to employees that terminate service prior to vesting.

                              SILICON IMAGE, INC.

NOTE 8--STOCKHOLDER'S EQUITY: (CONTINUED)
OPTIONS TO CONSULTANTS

    During 1998 and the six months ended June 30, 1999, the Company granted options to purchase 120,000 and 115,000 shares of Common Stock to consultants with a weighted average exercise price of $0.31 and $1.37 per share, respectively. The Company is expensing the fair value of these options as the services are provided, which is included in stock compensation and warrant expense.

NOTE 9--BENEFIT PLAN:

    Effective January 1, 1995, the Company adopted a 401(k) plan which allows all employees to participate by making salary deferral contributions to the 401(k) plan ranging from 1% to 20% of their eligible earnings. The Company may make discretionary contributions to the 401(k) Savings Plan upon approval by the Board of Directors. No Company contributions were made to the 401(k) Savings Plan from inception through June 30, 1999.

NOTE 10--SEGMENT AND GEOGRAPHIC INFORMATION:

    The Company operates in a single industry segment (as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information") encompassing the design, development and sale of semiconductor solutions for applications that require high-bandwidth and integrated system-level functionality, such as the local interconnect between host systems and digital displays, including flat panel displays and digital CRTs.

    The following is a summary of product revenue by geographic area (in thousands):

                                                                                            SIX MONTHS
                                                              YEAR ENDED DECEMBER 31,          ENDED
                                                         ---------------------------------   JUNE 30,
                                                            1996        1997       1998        1999
                                                            -----     ---------  ---------  -----------
Taiwan.................................................   $      30   $       1  $   4,391   $   2,720
Japan..................................................      --             145        163       1,873
United States..........................................      --              78        348         724
Canada.................................................      --              14      1,078         516
Korea..................................................      --           1,021        770         963
Others.................................................      --              21        953         910
                                                                ---   ---------  ---------  -----------
                                                          $      30   $   1,280  $   7,703   $   7,706
                                                                ---   ---------  ---------  -----------
                                                                ---   ---------  ---------  -----------

    All development and license revenues are derived from non-domestic sources. All sales are denominated in United States dollars. For all periods presented, substantially all of the Company's assets were located within the United States.

NOTE 11--SUBSEQUENT EVENT:

    In July 1999, the Board of Directors authorized the reincorporation of the Company in Delaware. The Board of Directors also approved a recapitalization that would increase the total of authorized shares of common stock to 75,000,000 and authorized 5,000,000 shares of undesignated preferred stock. In addition the Board of Directors approved the adoption of the 1999 Employee Stock Purchase Plan and the 1999 Stock Plan. Adoption of these plans is subject to stockholder approval. All of the above items will be effected prior to the date of the offering.

              [Description of graphics on inside back cover page]

    This graphic is entitled "Key Relationships." In the center of the page is the Silicon Image logo. A line starts above the logo and ends at a rectangle. Inside the rectangle is the word "DDWG." Surrounding the upper half of the rectangle in a semi-circular form are the following names or logos: "Compaq," "IBM," "Intel," "NEC," "Fujitsu" and "Hewlett Packard." Below the left side of the Silicon Image logo in the center of the page is Silicon Image's PanelLink Technology logo. To the right of the logo is the label "PanelLink Digital." Below the right side of the Silicon Image logo in the center of the page is Silicon Image's DVC Architecture logo. Below the PanelLink Technology logo and the DVC Architecture logo is the phrase "Core Technologies." A line connects the phrase with a rectangle that is below and to the left of the phrase. Inside the rectangle is the phrase "Host Systems." Surrounding the left and bottom of the rectangle is the following set of names or logos in the shape of an arc: "IBM," "Compaq," "NEC," "Gateway," "Fujitsu," "Acer" and "Toshiba." A line connects the phrase "Core Technologies" with a rectangle that is below and to the right of the phrase "Core Technologies." Inside the rectangle is the word "Displays." Surrounding the right and bottom of the rectangle is a series of the following names or logos in the shape of an arc: "Samsung," "LG," "NEC," "Pixelvision," "Sharp," "Compaq," "Fujitsu," "Hitachi," "ViewSonic," "IBM" and "Toshiba."

                          [SILICONE IMAGE, INC. LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses to be paid by Silicon Image in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

SEC registration fee..............................................  $
NASD filing fee...................................................
Nasdaq National Market initial filing fee.........................
Printing and engraving............................................      *
Legal fees and expenses of the Registrant.........................      *
Accounting fees and expenses......................................      *
Directors and officers liability insurance........................      *
Blue sky fees and expenses........................................      *
Transfer agent and registrar fees and expenses....................      *
Miscellaneous.....................................................
    Total.........................................................  $
                                                                    ---------
                                                                    ---------

------------------------

*   To be filed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933.

    As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

    - for any breach of the director's duty of loyalty to the Registrant or its stockholders;

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

    - for any transaction from which the director derived an improper personal benefit.

    As permitted by the Delaware General Corporation Law, the Registrant's bylaws provide that:

    - the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

    - the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions; and

    - the rights conferred in the Bylaws are not exclusive.

    In addition, the Registrant intends to enter into indemnity agreements with each of our current directors and officers. These agreements provide for the indemnification of officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant.

    The Registrant intends to obtain directors' and officers' insurance to cover its directors, officers and some of its employees for certain liabilities, including public securities matters.

    The Underwriting Agreement filed as Exhibit 1.01 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.

    Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

EXHIBIT DOCUMENT                                                                        NUMBER
------------------------------------------------------------------------------------  -----------
Underwriting Agreement..............................................................        1.01
Registrant's Certificate of Incorporation...........................................        3.01
Registrant's Bylaws.................................................................        3.02
Form of Indemnity Agreement.........................................................       10.01

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    In the three years prior to the effective date of this Registration Statement, we have issued and sold the following unregistered securities:

    1. On February 28, 1996, we issued and sold an aggregate of 580,000 shares of Series A preferred stock to two investors for an aggregate consideration of $580,000 in cash.

    2. On September 20, 1996, we issued and sold 400,000 shares of Series B preferred stock to a group of 3 investors for an aggregate consideration of $2,200,000 in cash

    3. On June 20, 1997, we issued and sold 4,000,000 shares of Series C preferred stock to 11 investors for an aggregate consideration of $5,000,000 in cash.

    4   On July 29, 1998, we issued and sold 2,737,716 shares of Series D preferred stock to eight investors for an aggregate consideration of $9,582,006 in cash.

    5. On September 16, 1998, we issued and sold 857,143 shares of Series D preferred stock to one investor for an aggregate consideration of $3,000,000 in cash.

    6   On September 16, 1998, we issued to Intel Corporation a warrant to purchase up to 142,857 shares of common stock at an exercise price of $3.50 per share which expires, if not earlier exercised, on September 16, 2004.

    7. On September 16, 1998, we issued to Intel Corporation a warrant, which we amended on April 16, 1999 to provide (1) that Intel may purchase up to 142,857 shares of common stock at an exercise price of $0.35 per share at any time on or before September 16, 2004, and (2) that if a milestone is achieve, we will issue Intel another warrant to purchase up to 142,857 shares of common stock at an exercise price of $0.35 per share at any time on or before September 16, 2004.

    8. In February 1999 and in connection with a lease line of credit, we issued a warrant to purchase up to 32,142 shares of our Series D preferred stock at an exercise price of $3.50 per share. This warrant is immediately exercisable and expires upon the earlier of February 17, 2004 or certain corporate transactions.

    9. As of June 30, 1999, 4,538,212 shares of common stock had been issued to our employees, consultants and other service providers upon exercise of options or pursuant to restricted stock purchase agreements, 1,098,963 shares of common stock were issuable upon exercise of outstanding options under our 1995 Equity Incentive Plan and 50,000 shares of common stock were issuable upon exercise of an outstanding option outside of any plan.

    All of the 580,000 shares of Series A preferred stock will automatically convert into 1,160,000 shares of common stock upon the consummation of this offering as a result of a two-for-one common stock split effected on May 6, 1997.

    All of the 400,000 shares of Series B preferred stock will automatically convert into 932,203 shares of common stock upon the consummation of this offering as a result of a two-for-one common stock split effected on May 6, 1997 and an adjustment to the conversion price of the Series B preferred stock from $2.75 per share to $2.36 per share as a result of the issuance and sale of 4,000,000 shares of Series C preferred stock on June 20, 1997.

    All of the 4,000,000 shares of Series C preferred stock will automatically convert on a one-to-one basis into 4,000,000 shares of common stock and all of the 3,594,859 shares of Series D preferred stock will automatically convert on a one-to-one basis into 3,594,859 shares of common stock upon the consummation of this offering.

    The sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder or Rule 701 promulgated under
Section 3(b) of the Securities Act of 1933 as transactions by an issuer not involving any public offering or transactions pursuant to compensation benefit plans and contracts relating to compensation as provided under Rule 701. These sales were made without general solicitation or advertising. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) The following exhibits are filed herewith:

 EXHIBIT
 NUMBER                                              EXHIBIT TITLE
---------  --------------------------------------------------------------------------------------------------
   1.01*   Form of Underwriting Agreement.

   3.01    Certificate of Incorporation of the Registrant, filed with the Delaware Secretary of State on June
             11, 1999.

   3.02*   Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the closing of the offering made pursuant to this Registration Statement.

   3.03    Bylaws of the Registrant, as amended through June 20, 1997.

   3.04*   Amended and Restated Bylaws of the Registrant to be effective upon the closing of the offering made pursuant to this Registration Statement.

   4.01*   Form of Specimen Certificate for Registrant's common stock.

   4.02**  Intel Warrant No. 1 to Purchase Common Stock of the Registrant.

   4.03**  Intel Warrant No. 2 to Purchase Common Stock of the Registrant, as amended April 16, 1999.

 EXHIBIT
 NUMBER                                              EXHIBIT TITLE
---------  --------------------------------------------------------------------------------------------------
   4.04    Third Amended and Restated Investors Rights Agreement dated July 29, 1998, as amended October 15,
             1998.

   5.01*   Opinion of Fenwick & West LLP regarding legality of the securities being registered.

  10.01    Form of Indemnification Agreement entered into between the Registrant and its directors.

  10.02    1995 Equity Incentive Plan, as amended through June 11, 1999.

  10.03    1999 Equity Incentive Plan.

  10.04    1999 Stock Purchase Plan.

  10.05    Employment Agreement with Dan Atler dated June 15, 1998.

  10.06    Employment Agreement with Parviz Khodi dated June 10, 1999.

  10.07    Amended and Restated Severance Agreement with David Lee dated August 15, 1997.

  10.08    Amended and Restated Severance Agreement with Scott Macomber dated August 15, 1997.

  10.09    Consulting Agreement with Deog-Kyoon Jeong dated March 1, 1999.

  10.10**  License Agreement dated March 15, 1995 between Deog-Kyoon Jeong and the Registrant, as amended through June 18, 1997.

  10.11    Lease Agreement dated April 9, 1997 between Elisabeth Griffinger and the Registrant.

  10.12**  Business Cooperation Agreement dated September 16, 1998 between Intel Corporation and the
             Registrant, as amended October 30, 1998.

  10.13**  Patent License Agreement dated September 16, 1998 between Intel Corporation and the Registrant.

  10.14**  Digital Visual Interface Specification Revision 1.0 Promoter's Agreement dated January 8, 1999.

  10.15    Revolving Credit Loan & Security Agreement dated December 17, 1998 between Comerica
             Bank-California and the Registrant.

  10.16    Research and Development Contract for Gigabit Links and Multimedia Information Delivery Systems
             dated July 1, 1998 between Inter-University Semiconductor Research Center of Seoul National
             University and the Registrant.

  10.17    Research and Development Contract for 1000BASE-T Gigabit Ethernet PHY Chip dated July 1, 1999 between Inter-University Semiconductor Research Center of Seoul National University and the
             Registrant.

  10.18    Master Lease Agreement and Addendum with Comdisco, Inc. dated February 17, 1999.

  23.01*   Consent of Fenwick & West LLP (included in Exhibit 5.01).

  23.02    Consent of Independent Accountants.

  24.01    Power of Attorney (included on signature page).

  27.01    Financial Data Schedule.

------------------------

  * To be supplied by amendment.

 ** To be supplied by amendment. Confidential treatment will be requested.

    (b) The following financial statement schedule is filed herewith:

        Schedule II--Valuation and Qualifying Accounts

    Other financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, State of California, on the 23rd day of July, 1999.

                                SILICON IMAGE, INC.
                                By:            /s/ DAVID D. LEE
                                -------------------------------------------
                                                 David D. Lee
                                   OFFICER   CHIEF EXECUTIVE

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints David D. Lee, Daniel K. Atler and Andrew
S. Rappaport, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                  SIGNATURE                                          TITLE                             DATE
---------------------------------------------  -------------------------------------------------  ---------------
              /s/ DAVID D. LEE                 President, Chief Executive Officer and Chairman      July 23, 1999
    ------------------------------------       of the Board (Principal Executive Officer)
                DAVID D. LEE

             /s/ DANIEL K. ATLER               Vice President, Finance and Administration and       July 23, 1999
    ------------------------------------       Chief Financial Officer (Principal Financial
               DANIEL K. ATLER                 Officer and Principal Accounting Officer)

              /s/ SANG-CHUL HAN                Director                                             July 23, 1999
    ------------------------------------
                SANG-CHUL HAN

            /s/ RONALD V. SCHMIDT              Director                                             July 23, 1999
    ------------------------------------
              RONALD V. SCHMIDT

             /s/ DAVID A. HODGES               Director                                             July 23, 1999
    ------------------------------------
               DAVID A. HODGES

           /s/ ANDREW S. RAPPAPORT             Director                                             July 23, 1999
    ------------------------------------
             ANDREW S. RAPPAPORT

              /s/ HERBERT CHANG                Director                                             July 23, 1999
    ------------------------------------
                HERBERT CHANG

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                                  EXHIBIT TITLE
---------  -------------------------------------------------------------------------------------------------------
   1.01*   Form of Underwriting Agreement.
   3.01    Certificate of Incorporation of the Registrant, filed with the Delaware Secretary of State on June 11,
             1999.
   3.02*   Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the closing of the offering made pursuant to this Registration Statement.
   3.03    Bylaws of the Registrant, as amended through June 20, 1997.
   3.04*   Amended and Restated Bylaws of the Registrant to be effective upon the closing of the offering made pursuant to this Registration Statement.
   4.01*   Form of Specimen Certificate for Registrant's common stock.
   4.02**  Intel Warrant No. 1 to Purchase Common Stock of the Registrant.
   4.03**  Intel Warrant No. 2 to Purchase Common Stock of the Registrant, as amended April 16, 1999.
   4.04    Third Amended and Restated Investors Rights Agreement dated July 29, 1998, as amended October 15, 1998.
   5.01*   Opinion of Fenwick & West LLP regarding legality of the securities being registered.
  10.01    Form of Indemnification Agreement entered into between the Registrant and its directors.
  10.02    1995 Equity Incentive Plan, as amended through June 11, 1999.
  10.03    1999 Equity Incentive Plan.
  10.04    1999 Stock Purchase Plan.
  10.05    Employment Agreement with Dan Atler dated June 15, 1998.
  10.06    Employment Agreement with Parviz Khodi dated June 10, 1999.
  10.07    Amended and Restated Severance Agreement with David Lee dated August 15, 1997.
  10.08    Amended and Restated Severance Agreement with Scott Macomber dated August 15, 1997.
  10.09    Consulting Agreement with Deog-Kyoon Jeong dated March 1, 1999.
  10.10**  License Agreement dated March 15, 1995 between Deog-Kyoon Jeong and the Registrant, as amended through
             June 18, 1997.
  10.11    Lease Agreement dated April 9, 1997 between Elisabeth Griffinger and the Registrant.
  10.12**  Business Cooperation Agreement dated September 16, 1998 between Intel Corporation and the Registrant, as amended October 30, 1998.
  10.13**  Patent License Agreement dated September 16, 1998 between Intel Corporation and the Registrant.
  10.14**  Digital Visual Interface Specification Revision 1.0 Promoter's Agreement dated January 8, 1999.
  10.15    Revolving Credit Loan & Security Agreement dated December 17, 1998 between Comerica Bank-California and the Registrant.
  10.16    Research and Development Contract for Gigabit Links and Multimedia Information Delivery Systems dated
             July 1, 1998 between Inter-University Semiconductor Research Center of Seoul National University and
             the Registrant.
  10.17    Research and Development Contract for 1000BASE-T Gigabit Ethernet PHY Chip dated July 1, 1999 between
             Inter-University Semiconductor Research Center of Seoul National University and the Registrant.
  10.18    Master Lease Agreement and Addendum with Comdisco, Inc. dated February 17, 1999.
  23.01*   Consent of Fenwick & West LLP (included in Exhibit 5.01).
  23.02    Consent of Independent Accountants.
  24.01    Power of Attorney (included on signature page).
  27.01    Financial Data Schedule.

------------------------

  * To be supplied by amendment.

 ** To be supplied by amendment. Confidential treatment will be requested.